SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2025
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Financial Statements as of

December 31, 2024 and 2023

F-1

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Table of Contents - 2024 Financial Statements

Independent Auditor’s Report on the Financial Statements		F-3
Management Report		F-9
Statements of Financial Position		F-15
Income Statements		F-17
Statements of Comprehensive Income		F-18
Statements of Changes in Equity		F-19
Statements of Cash Flows		F-20
Value Added Statements		F-22
Notes to the Financial Statements		F-23
1.	Operations
2.	Basis of preparation and presentation of the financial statements
3.	Summary of significant accounting policies
4.	Changes in accounting practices and disclosures
5.	Risk management
6.	Key accounting estimates and judgments
7.	Cash and cash equivalents
8.	Financial investments
9.	Restricted cash
10.	Trade receivables
11.	Related-party balances and transactions
12.	Investments
13.	Investment properties
14.	Contract asset
15.	Intangible assets
16.	Financial Asset
17.	Property, plant, and equipment
18.	Borrowings and financing
19.	Taxes and contributions
20.	Deferred PIS/COFINS taxes
21.	Deferred taxes and contributions
22.	Provisions
23.	Labor and social obligations
24.	Pension plan obligations
25.	Services payable
26.	Equity
27.	Earnings per share
28.	Business segment information
29.	Insurance
30.	Operating income
31.	Operating costs and expenses
32.	Net financial revenue
33.	Other operating income (expenses), net
34.	Commitments
35.	Supplemental cash flow information
36.	Events after the reporting period
Executive Officers’ Statement		F-120
Fiscal Council’s Opinion		F-122
Summarized Annual Report of the Audit Committee		F-123

F-2

INDEPENDENT AUDITOR’S REPORT ON THE PARENT COMPANY AND CONSOLIDATED FINANCIAL STATEMENTS

To the

Shareholders and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo – SP

Opinion

We have audited the individual and consolidated financial statements of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (“Company”), identified as parent company and consolidated, respectively, which comprise the statement of financial position as at December 31, 2024, and the respective statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, as well as the corresponding notes to the financial statements, including material accounting policies and other explanatory information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the Company’s individual and consolidated financial position as at December 31, 2024, its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended in accordance with Brazilian accounting practices and International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company and its controlled company in accordance with the relevant ethical principles established in the Code of Ethics for Professional Accountants and in the professional standards issued by the Brazilian Federal Council of Accounting (CFC), and we have fulfilled our other ethical responsibilities in accordance with these standards. We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole and in forming our opinion thereon and, accordingly, we do not provide a separate opinion on these matters.

F-3

Concessions infrastructure for sanitation services (intangible assets and contract assets)

As disclosed in Notes 3.8, 3.10 (a), 14 and 15, the Company has contract assets and intangible assets of R$ 4,872,410 thousand and R$ 44,682,468 thousand, respectively, as at December 31, 2024.

Contract assets (construction work in progress) represent the right to receive consideration for assets or services transferred to customers. The assets linked to concessions under construction, recorded in accordance with ICPC 01 (R1)/ IFRIC 12 – Service Concession Arrangements, are classified as contract assets while under construction and then transferred to intangible and financial assets after conclusion of the construction work considering the contract maturity.

The intangible assets begin to be amortized when they become available for use, at their location, and in the necessary conditions, as from when the asset operation begins. The amortization reflects the period during which the Company expects to consume the economic benefits arising from the asset, whether corresponding to the concession term or the asset’s useful life. The intangible asset amortization ceases when the asset is fully consumed or written-off, whichever occurs first, or when there is indication of impairment.

We considered the specificities of the process of capitalization of construction costs, the subsequent assessment of expenses on infrastructure, the assessment of impairment indication, the materiality of pertaining amounts and their relation in determining construction work revenues as significant to our audit.

Audit response

Our audit procedures included, among others:

▪	Evaluation of the appropriateness of policies and procedures to record intangible assets;
▪	Execution of sample-based test on additions, aiming to evaluate the occurrence, type of expenses and correct classification between capitalized cost or expenses, examining the corresponding supporting documentation;
▪	Execution of sample-based test on transfers made from contract assets (constructions in progress) to intangible assets, aiming to evaluate the moment's accuracy of the beginning of the amortization;
▪	Assessment of the reasonability of the methodology used to develop the impairment analysis, considering events or changes in circumstances that would indicate the book value might not be recoverable; and
▪	Evaluation of disclosures presented in the notes.

Based on the audit procedures performed and results obtained, we have considered the accounting policies, assessments adopted in relation to the concession infrastructure for sanitation services (intangible assets and contract assets) and the disclosures in the context of the financial statements, taken as a whole, to be appropriate.

F-4

Bifurcation and measurement of the concession's financial asset (indemnifiable asset)

As disclosed in Notes 3.10(b), 15(c)(iii) and 16, with the Concession Agreement 01/2024 between URAE-1 and the Company that came into force on July 23, 2024, a financial asset arisen from an unconditional contractual right to receive cash or other financial asset from the concession authority as a result of construction services (indemnity) was bifurcated. In this new model, that changed the Company's estimation on the form of realization of assets at the end of the contract term, the Company started to be entitled to indemnity of the residual amounts of nonamortized investments in situations in which the useful life of the asset exceeds the agreement's term, including adjustment to the inflation index contractually established, related to reversible assets. As at December 31, 2024, the concession's financial asset amounts to R$ 17,601,626 thousand, of which R$ 8,450,316 thousand represents the amount transferred (bifurcated) from the intangible asset recognized by its cost and R$ 9,151,310 thousand represents the Amplified Consumer Price Index (IPCA) adjustment increase, of which R$ 8,757,450 thousand is the result of the accumulated adjustment of these assets on July, 23, 2024.

The bifurcation between the financial asset and intangible asset, including its measurement, involved a significant amount of past periods accounting and financial data processed through manually inputting data into electronic spreadsheets.

Due to the relevance of amounts involved, interpretation of contracts and accounting standards to apply criteria to separate and measure indemnifiable assets and the significant amount of manually processed information into electronic spreadsheets, we consider this matter significant to our audit.

Audit response

Our audit procedures included, among others:

▪	Reading contracts;
▪	Review technical memorandum prepared by Management;
▪	Understanding on the bases used to measure contractual right;
▪	Evaluation of assumptions used in the bifurcation between financial asset and intangible asset, crosschecking the results obtained with book balances;
▪	Review of the calculations of price index adjustments of the financial asset and amortization of the intangible asset;
▪	Review of the reconciliation between the most recently available regulatory asset base, as approved by the regulatory agency, and book balances;
▪	Evaluation of the respective disclosures in financial statements;

During our audit, we identified immaterial adjustments that were corrected by the Company referring to transfers between financial and intangible assets and the price index calculation of the financial asset.

Based on the audit procedures performed and results obtained, we have considered the contractual right’s measurement of the concession's financial asset (indemnifiable assets) and the disclosures in the context of the financial statements, taken as a whole, to be appropriate.

F-5

Other matters

Statements of value added

The individual and consolidated statements of value added for the year ended December 31, 2024, prepared under the responsibility of the Company’s Management and presented as supplementary information for IFRS purposes, were submitted to the same audit procedures followed for the audit of the Company’s financial statements. In order to form an opinion, we have checked whether these statements are reconciled with the financial statements and accounting records as applicable, and whether their form and contents meet the criteria established in Technical Pronouncement CPC/NBCTG 09 - Statement of Value Added. In our opinion, the statements of value added were properly prepared, in all material respects, in accordance with the criteria established in that Technical Pronouncement and are consistent with the individual and consolidated financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and the auditor’s report

The Company’s Management is responsible for this other information comprising the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of audit conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether the report is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with Brazilian accounting practices and the IFRS issued by IASB, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, Management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Company and its controlled company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its controlled company’s financial reporting process.

F-6

Auditor’s responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but it is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Brazilian and international standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

▪	Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls;
▪	Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its controlled company’s internal controls;
▪	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and disclosures made by Management;
▪	Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its controlled company’s ability to continue as a going concern. If we conclude that material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company and its controlled company to cease to continue as a going concern;
▪	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;
▪	Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Of the matters communicated to those charged with governance, we determine those that were of most significance for the audit of the financial statements for the current year and which are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

F-7

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, March 24, 2025.

BDO RCS Auditores Independentes SS Ltda. CRC 2 SP 013846/O-1

Dário Vieira De Lima
Accountant CRC 1 SP 238754/O-6

F-8

Companhia de Saneamento Básico do Estado de São Paulo –SABESP

Management Report

COMPANY OVERVIEW

Sabesp is one of the world’s largest sanitation companies in number of customers. In 2024, it served approximately 28.1 million people with water supply and 25.1 million with sewage services, through 9.5 million water connections and 8.2 million sewage connections.

In addition to serving 375 municipalities, the Company holds a minority stake in three companies that provide water supply and sewage collection and treatment services, in addition to six other companies, in the sectors of energy, paving, and other sanitation-related services. More information on the investees is available in Note 12 to the 2024 Financial Statements.

PRIVATIZATION PROCESS

The year 2024 marked a transformative moment in Sabesp's trajectory. In July, the privatization was completed, representing an opportunity for the renewal of the Company. As a result, Sabesp became a publicly-held company with dispersed control and took on the challenge of accelerating universalization goals to 2029.

This new chapter could not have come at a more opportune time, considering the challenge ahead: to universalize basic sanitation services within the concession area, bringing dignity, health, and quality of life to the served population. The Company's new Management is enthusiastic about the growth and efficiency opportunities that lie ahead.

In this context, the position of "reference shareholder" was created and is now held by Equatorial S.A., which owns 15% of the Company's shares. As the reference shareholder, Equatorial is bound by the “Agreement of Investment, Lock-up, and Other Covenants" with the São Paulo State.

Following the privatization process, the Company's new Management took office on October 01, 2024, and is responsible for leading the transformation of the "New Sabesp”. Its main challenge is to accelerate the Universalization goals for basic sanitation from 2033 to 2029, with planned investments of approximately R$ 70 billion by 2029 and R$ 260 billion by 2060.

In parallel with the privatization process, Sabesp executed a new concession agreement with the Regional Unit of Drinking Water Supply and Sewage Services – URAE 1 – Southeast, covering 371 municipalities. This agreement incentivizes investment acceleration by remunerating it based on its regulatory asset base and universalization goals, which will be monitored starting in 2025, as outlined in Exhibit VII of the concession agreement[1]. This agreement is already in effect and incentivizes Sabesp to accelerate its investments by compensating the Company based on its regulatory asset base. In this regard, annual tariff adjustments have been established, incorporating the asset base for the first two five-year cycles: (i) 2024 to 2029 and (ii) 2030 to 2034.

[1]Exhibit VII of the concession agreement - https://api.mziq.com/mzfilemanager/v2/d/9e47ee51-f833-4a23-af98-2bac9e54e0b3/313e48ec-c046-294e-653b-007c9b9ec928?origin=1 F-9

Companhia de Saneamento Básico do Estado de São Paulo –SABESP

During the first cycle, the priority is the Universalization of basic sanitation, which will require significant investments, doubling the size of the Company's regulatory asset base to meet the main metrics of the URAE-1 Concession Agreement, which include:

•	U Factor (Universalization Factor), which is measured (i) by the number of connections (in 2025 and 2026) and (ii) by unit coverage indicators (from 2027 to 2029) within the Company’s concession area, as detailed in the URAE-1 Concession Agreement. Achieving the U Factor requires investments in regulatory assets, which, in turn, will be recognized in the tariff charged by the Company and will convert into sustained future operational cash flow; and

•	Q Factor (Quality Factor), which is aimed at encouraging improvements in the provision of basic sanitation services and customer service.

It is also worth noting that, as part of a carefully structured incentive alignment to achieve the U Factor and the Q Factor, all efficiencies that Sabesp generates regarding its regulatory operating expenses (Opex) during this first cycle will be fully retained by the Company, without the obligation to share them in the customer tariff.

During the second cycle, the focus will shift toward operational efficiencies, with specific targets related to loss reduction, at which point the efficiencies will begin to be shared with our customers.

The URAE-1 agreement stipulates that service remuneration is determined based on the actual cost structure incurred during the provision of services and a predefined return on investment (WACC).

The agreement also establishes that the equilibrium tariff will be annually adjusted during the first two tariff cycles (2024-2029 and 2030-2034), and every five years from the third tariff cycle onwards during periodic tariff reviews. The key performance metrics of the agreement include the previously mentioned U and Q Factors.

In this context, to mitigate the impact of potential tariff increases on the population and support the necessary investment for Universalization, the Support Fund for the Universalization of Sanitation in the São Paulo State (FAUSP) was established, using funds obtained from the privatization that should be applied to ensure affordable tariffs, i.e. to ensure that the tariff charged by Sabesp is the fairest for customers and for the Company, without compromising service quality and efficiency.

[1]Exhibit VII of the concession agreement - https://api.mziq.com/mzfilemanager/v2/d/9e47ee51-f833-4a23-af98-2bac9e54e0b3/313e48ec-c046-294e-653b-007c9b9ec928?origin=1 F-10

Companhia de Saneamento Básico do Estado de São Paulo –SABESP

In addition to the 371 municipalities under URAE-1, Sabesp also serves four other municipalities under specific agreements (Miguelópolis, Quintana, Nova Guataporanga, and Olímpia).

CULTURE

The Company fosters a culture of ethics and a strong sense of duty toward the population it serves, instilling a deep sense of pride in belonging. Aligned with this, the new Management aims to strengthen ownership mindset, meritocracy, and austerity, focusing on efficiency.

Additionally, the Company's Code of Conduct and Integrity plays a fundamental role in defining the expected behaviors from all stakeholders.

GOVERNANCE

As a publicly-held company listed on B3 S.A.’s Novo Mercado Segment, Sabesp adheres to corporate governance practices that ensure transparency, equal treatment, accountability, and corporate responsibility.

To support the first cycle of the new Agreement, the Board of Directors consists of nine members, of which three are appointed by the São Paulo State, three by Equatorial, and three are independent members, as outlined in the Investment Agreement executed between the São Paulo State and Equatorial.

The Board of Directors is supported by four statutory committees, namely (i) Audit, (ii) Eligibility and Compensation, (iii) Related-Party Transactions, (iv) Sustainability and Corporate Responsibility, composed of Board members and external members, as well as other non-statutory committees, namely (v) Performance and Finance, (vi) Regulatory Affairs, and (vii) Strategy and New Business.

The Company’s Fiscal Council is currently composed of four sitting members and three alternates.

The Executive Board is currently composed of three statutory executive officers appointed to conduct their operations.

ECONOMIC AND FINANCIAL PERFORMANCE

In 2024, Sabesp achieved a net revenue of R$ 36.1 billion (+41% vs. 2023) and a Net Income of R$ 9.6 billion (+172% vs. 2023) – the highest in its history. This allows the Company to distribute R$ 2.5 billion in dividends to its shareholders for the 2024 fiscal year. It is worth noting that the bifurcation of the financial asset generated a gain of around R$ 5.5 billion in the Company’s Net Income.

[1]Exhibit VII of the concession agreement - https://api.mziq.com/mzfilemanager/v2/d/9e47ee51-f833-4a23-af98-2bac9e54e0b3/313e48ec-c046-294e-653b-007c9b9ec928?origin=1 F-11

Companhia de Saneamento Básico do Estado de São Paulo –SABESP

Financial Asset (Indemnity)

The completion of the privatization process and signing of the agreement with URAE-1 in July 2024 resulted in a single contract covering 371 municipalities with a new expiration term in 2060, providing greater legal security and granting an unconditional right to receive indemnity over the assets not fully amortized until the end of the concession. The Company recognized this modification in the contract, which led to a bifurcation of concession assets considering the contractual right that reversible and not fully amortized investments must be compensated by the end of the agreement. For further information, refer to Note 16 of the 2024 Financial Statements.

Adjusted for the bifurcation of the financial asset, the main pillars for profitability growth were (i) higher revenue from the tariff adjustment and growth in the number of new units; (ii) personnel, as a result of the Incentivized Dismissal Program carried out in 2023; (iii) dilution of fixed costs that grew below volume growth.

The adjusted net revenue from sanitation services reached R$ 21,726 million in 2024 (+9% vs. 2023), driven by:

●	+7.5% in the price/mix, mainly due to the tariff adjustment;
●	+3.0% in billed volume, due to the increase of 35 thousand active connections; and
●	(2.0)% FAUSP: initiated in July 2024.
	2024	2023	Var. (R$)%
Net revenue from sanitation services	21,726	19,972	1,754	8.8
Billed volume (million m³)	4,316	4,190	126	3.0
Average tariff (R$/m3)	5.03	4.77	0.27	5.6

	2024	2023	Var.	%
Volume of Water Produced (millions of m3)	2,125,136	2,042,953	82,183	4.0
Volume of Sewage Treated (millions of m3)	1,341,937	1,187,706	154,231	13.0

Number of units in thousands¹	2024	2023	%
Units of water	13,072	12,928	1.1
Units of sewage	11,762	11,581	1.6

(1) Units billed in the end of the period
Unaudited by external auditors

[1]Exhibit VII of the concession agreement - https://api.mziq.com/mzfilemanager/v2/d/9e47ee51-f833-4a23-af98-2bac9e54e0b3/313e48ec-c046-294e-653b-007c9b9ec928?origin=1 F-12

Companhia de Saneamento Básico do Estado de São Paulo –SABESP

Additionally, in the second half of 2024, the eligibility criteria for the Social and Vulnerable Tariff categories were updated to incorporate the Cadastro Único (Unified Registry) concept, expanding the number of users eligible for these tariff classes. Additionally, the growth in new units in vulnerable regions increases and will increase the representation of a lower average tariff within the tariff mix.

ADMINISTRATIVE COSTS AND EXPENSES

Operating costs and expenses fell by R$ 165 million in 2024 (-1% vs. 2023), featuring the R$ 439 million reduction in personnel costs (-14% vs. 2023), due to the 11% decline in workforce size, resulting from the Incentivized Dismissal Plan implemented in 2023, which continued to impact the workforce throughout 2024.

General expenses increased by R$ 302 million (+19% vs. 2023), due to a larger number of municipalities requiring transfers to Municipal Sanitation Funds (pass-through) under the new agreement.

DEPRECIATION AND AMORTIZATION

Decrease of R$ 114 million (-4.1%) in 2024, due to the signing of the new agreement with URAE-1, effective until October 19, 2060, resulting in the reduction of the average amortization rate, which was adjusted to reflect the extended term of the agreement and, consequently the revenue-generating capacity of these assets.

INVESTMENTS

In 2024, Sabesp invested R$ 6.9 billion (+10.0% vs. 2023). To accelerate universalization goals, the Company plans to invest around R$ 70 billion by 2029, mainly in the expansion of sewage treatment systems, expanding its reach to 28.1 million users and nearly doubling its current asset base.

	2024	2023	Var. (R$)%
Water	2,892	2,721	171	6.3
Sewage	4,020	3,563	457	12.8
Total	6,912	6,284	628	10.0

LEVERAGE AND CAPITAL STRUCTURE

The Company's Leverage Ratio remained virtually flat in 2024 compared to the previous year, as shown below, driven by the strong operational cash flow generation throughout 2024:

[1]Exhibit VII of the concession agreement - https://api.mziq.com/mzfilemanager/v2/d/9e47ee51-f833-4a23-af98-2bac9e54e0b3/313e48ec-c046-294e-653b-007c9b9ec928?origin=1 F-13

Companhia de Saneamento Básico do Estado de São Paulo –SABESP

(R$ million)	As of December 31
	2024	2023
Total borrowings and financing (Gross Debt)	25,258.3	19,536.4
( - ) Cash and cash equivalents	1,682.6	838.5
(-) Financial investments	3,699.7	2,426.8
(=) Net debt	19,106.9	16,271.1
(+) Total Equity	36,928.1	29,857.4
(=) Total Capital	56,804.1	46,128.5

Leverage Ratio	35%	35%

The Company believes that its capital structure is well-suited to its operations and industry. Historically, these capitalization metrics have enabled the Company to access official and multilateral banks, manage current investment levels, and maintain a favorable debt profile, characterized by long-term, low-cost financing.

As of December 31, 2024, the Company's equity reached R$ 36.9 billion (+24% vs. 2023). This increase was driven by retained earnings generated in 2024:

(R$ million)	As of December 31
	2024	2023
Providers of capital – current	3,133.9	2,616.4
Providers of capital – noncurrent	22,124.4	16,919.9
Shareholders – Equity	36,928.1	29,857.4
Total capitalization	62,186.4	49,393.7

Thus, the Company believes it is fully capable of meeting its financial commitments and, as of December 31, 2024, remained compliant with all its obligations.

Due to that, the new Management expresses its gratitude to all the Company's stakeholders and is confident that this new chapter for New Sabesp will bring significant positive impacts for both the Company and its customers.

[1]Exhibit VII of the concession agreement - https://api.mziq.com/mzfilemanager/v2/d/9e47ee51-f833-4a23-af98-2bac9e54e0b3/313e48ec-c046-294e-653b-007c9b9ec928?origin=1 F-14

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Statements of Financial Position as of December 31, 2024 and 2023 In thousands of reais

		Parent Company		Consolidated
Assets	Note	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Current
Cash and cash equivalents	7	1,681,204	838,338	1,682,606	838,484
Financial investments	8 (a)	3,694,029	2,425,921	3,699,694	2,426,752
Trade receivables	10 (a)	3,887,952	3,580,962	3,894,557	3,584,287
Accounts receivable from related parties	11 (a)	319,514	261,273	319,546	261,280
Inventories		10,524	85,953	10,818	86,008
Restricted cash	9	37,715	54,944	37,715	54,944
Taxes recoverable	19 (a)	800,797	494,645	800,811	494,647
Derivative financial instruments	5.1 (d)	67,440	-	67,440	-
Other assets		99,582	37,296	95,673	37,048
Total current assets		10,598,757	7,779,332	10,608,860	7,783,450

Noncurrent
Financial investments	8 (b)	769,057	-	769,057	-
Trade receivables	10 (a)	327,798	272,436	327,798	272,436
Accounts receivable from related parties	11 (a)	908,875	935,272	908,875	935,272
Escrow deposits		139,222	130,979	139,222	130,979
Deferred income tax and social contribution	21 (a)	-	98,076	-	98,076
Water and Basic Sanitation National Agency – ANA		1,993	2,673	1,993	2,673
Other assets		306,085	237,628	135,227	159,017

Investments	12	215,803	161,863	215,803	161,863
Investment properties	13	46,630	46,678	46,630	46,678
Contract asset	14	4,872,410	7,393,096	4,877,667	7,393,096
Financial asset (indemnity)	16	17,601,626	-	17,601,626	-
Intangible assets	15	44,628,468	43,865,269	44,771,124	44,012,858
Property, plant, and equipment	17	561,548	474,559	561,548	474,559

Total noncurrent assets		70,379,515	53,618,529	70,356,570	53,687,507
Total Assets		80,978,272	61,397,861	80,965,430	61,470,957

The accompanying notes are an integral part of these financial statements. F-15

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Statements of Financial Position as of December 31, 2024 and 2023 In thousands of reais

		Parent Company		Consolidated
Liabilities and equity	Note	December 31, 2024	December 31, 2023 (Reclassified)	December 31, 2024	December 31, 2023 (Reclassified)
Current
Trade payables and contractors		768,371	456,064	766,609	456,215
Borrowings and financing	18	3,133,850	2,616,406	3,133,850	2,616,406
Labor and social obligations	23	1,286,193	807,440	1,286,193	807,440
Taxes and contributions payable	19 (b)	589,110	511,468	591,271	511,972
Dividends and interest on capital payable	26 (b)	2,275,890	837,391	2,275,890	837,391
Provisions	22 (a)	1,546,184	1,064,367	1,546,185	1,064,367
Services payable	25	1,434,998	749,226	1,438,507	750,732
Public-Private Partnership - PPP	15 (d)	452,323	487,926	452,323	487,926
Program Contract Commitments		-	21,969	-	21,969
Performance Agreements	15 (g)	287,109	634,501	287,109	634,501
Other liabilities		194,293	144,923	194,308	218,923
Total current liabilities		11,968,321	8,331,681	11,972,245	8,407,842

Noncurrent
Borrowings and financing	18	22,124,447	16,919,944	22,124,447	16,919,944
Deferred income tax and social contribution	21 (a)	2,661,891	-	2,661,891	-
Deferred PIS/Cofins	20	1,117,804	164,097	1,117,804	164,097
Provisions	22 (a)	895,495	762,065	895,495	762,065
Pension plan obligations	24	1,931,145	2,142,871	1,931,145	2,142,871
Public-Private Partnership - PPP	15 (d)	2,853,896	2,798,688	2,853,896	2,798,688
Program Contract Commitments		-	12,047	-	12,047
Performance Agreements	15 (g)	137,441	168,298	137,441	168,298
Other liabilities		359,778	240,794	343,012	237,729
Total noncurrent liabilities		32,081,897	23,208,804	32,065,131	23,205,739
Total liabilities		44,050,218	31,540,485	44,037,376	31,613,581

Equity
Capital stock	26 (a)	15,000,000	15,000,000	15,000,000	15,000,000
Earnings reserves		21,647,715	14,711,014	21,647,715	14,711,014
Other comprehensive income	26 (g)	280,339	146,362	280,339	146,362
Total equity	26	36,928,054	29,857,376	36,928,054	29,857,376
Total Equity and Liabilities		80,978,272	61,397,861	80,965,430	61,470,957

The accompanying notes are an integral part of these financial statements. F-16

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Income Statements for the Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

		Parent Company		Consolidated
	Note	2024	2023	2024	2023

Net operating revenue	30	36,106,921	25,568,712	36,145,477	25,572,056
Operating costs	31	(16,580,263)	(16,049,824)	(16,603,073)	(16,051,866)

Gross profit		19,526,658	9,518,888	19,542,404	9,520,190

Selling expenses	31	(916,404)	(984,037)	(917,589)	(984,060)
Allowance for doubtful accounts	10 (c)	(557,126)	(652,920)	(557,789)	(652,920)
Administrative expenses	31	(2,307,452)	(1,595,943)	(2,311,438)	(1,597,548)
Other operating income (expenses), net	33	(280,450)	27,925	(280,450)	27,925
Equity accounting	12	21,622	28,517	35,322	32,393

Profit from operations before financial result		15,486,848	6,342,430	15,510,460	6,345,980

Financial expenses	32	(2,694,554)	(2,708,617)	(2,701,304)	(2,708,617)
Financial revenue	32	1,056,462	809,074	1,044,151	805,905
Exchange rate changes, net	32	(210,499)	310,716	(210,499)	310,716

Financial result, net		(1,848,591)	(1,588,827)	(1,867,652)	(1,591,996)

Profit before income tax and social contribution		13,638,257	4,753,603	13,642,808	4,753,984

Income tax and social contribution
Current	21 (d)	(1,298,097)	(1,545,290)	(1,302,648)	(1,545,671)
Deferred	21 (d)	(2,760,597)	315,218	(2,760,597)	315,218
		(4,058,694)	(1,230,072)	(4,063,245)	(1,230,453)
Profit for the year		9,579,563	3,523,531	9,579,563	3,523,531
Earnings per share - basic and diluted (in reais)	27	14.02	5.16	14.02	5.16

The accompanying notes are an integral part of these financial statements. F-17

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Statements of Comprehensive Income for the Years ended December 31, 2024 and 2023 In thousands of reais

		Parent Company and Consolidated
	Note	2024	2023
Profit for the year		9,579,563	3,523,531
Other comprehensive income		133,977	(31,281)
Items which will be subsequently reclassified to the income statement:
Retained earnings (accumulated losses) on cash flow hedge, net of taxes	5.1 (d)	(8,350)	-
Items which will not be subsequently reclassified to the income statement:
Actuarial gains and (losses) on defined benefit plans, net of taxes	24	142,327	(31,281)
Total comprehensive income for the year		9,713,540	3,492,250

The accompanying notes are an integral part of these financial statements. F-18

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Statements of Changes in Equity for the Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

			Profit reserves
	Note	Share capital	Legal reserve	Investment reserve	Complementary minimum dividends	Retained earnings	Equity valuation adjustments	Total
Parent Company
Balances as of December 31, 2022		15,000,000	1,688,428	10,390,535	76,927	-	177,643	27,333,533
Net income for the year		-	-	-	-	3,523,531	-	3,523,531
Actuarial gains and (losses)	24	-	-	-	-	-	(31,281)	(31,281)
Total comprehensive income for the year		-	-	-	-	3,523,531	(31,281)	3,492,250
Legal reserve	26 (b)	-	176,177	-	-	(176,177)	-	-
Interest on capital (R$ 1.22 per share)	26 (b)	-	-	-	-	(836,839)	-	(836,839)
Complementary minimum dividends of 2022, approved (R$ 0.11 per share)		-	-	-	(76,927)	-	-	(76,927)
Complementary minimum dividends (R$ 0.22 per share)	26 (b)	-	-	-	147,689	(147,689)	-	-
Withholding income tax on interest on capital attributed as minimum mandatory dividends	26 (b)	-	-	-	(54,641)	-	-	(54,641)
Transfers to the investment reserve	26 (e)	-	-	2,362,826	-	(2,362,826)	-	-
Balances as of December 31, 2023		15,000,000	1,864,605	12,753,361	93,048	-	146,362	29,857,376
Parent Company and Consolidated
Net income for the year		-	-	-	-	9,579,563	-	9,579,563
Cash flow hedge		-	-	-	-	-	(8,350)	(8,350)
Actuarial gains and (losses)	24	-	-	-	-	-	142,327	142,327
Total comprehensive income for the year		-	-	-	-	9,579,563	133,977	9,713,540
Legal reserve	26 (b)	-	478,978	-	-	(478,978)	-	-
Interest on capital (R$ 2.28 per share)	26 (b)	-	-	-	-	(1,556,454)	-	(1,556,454)
Dividends for the year (R$ 1.05 per share)		-	-	-	-	(718,692)	-	(718,692)
Complementary minimum dividends of 2023, approved (R$ 0.14 per share)		-	-	-	(93,048)	-	-	(93,048)
Withholding income tax on interest on capital attributed as minimum mandatory dividends	26 (b)	-	-	-	-	(274,668)	-	(274,668)
Transfers to the investment reserve	26 (e)	-	-	6,550,771	-	(6,550,771)	-	-
Balances as of December 31, 2024		15,000,000	2,343,583	19,304,132	-	-	280,339	36,928,054

The accompanying notes are an integral part of these financial statements. F-19

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Statements of Cash Flows for the Years ended December 31, 2024 and 2023 In thousands of reais (continued)

	Parent Company		Consolidated
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Cash flows from operating activities
Profit before income tax and social contribution	13,638,257	4,753,603	13,642,808	4,753,984
Adjustments for reconciliation of net income:
Depreciation and amortization	2,671,709	2,790,175	2,676,642	2,790,586
Residual value of property, plant, and equipment, intangible assets, contract asset, and investment properties written-off	171,173	8,354	171,173	8,354
Allowance for doubtful accounts	557,126	652,920	557,789	652,920
Provisions and inflation adjustments on provisions	801,179	458,889	801,179	458,889
Interest calculated on borrowings and financing payable	1,655,765	1,314,359	1,655,765	1,314,359
Inflation adjustment and exchange gains (losses) on borrowings and financing	659,475	(163,322)	659,475	(163,322)
Market value adjustment of financings (fair value hedge)	34,388	-	34,388	-
Interest and inflation adjustments, net	(237,136)	(79,232)	(237,617)	(79,232)
Finance charges from customers	(437,811)	(374,902)	(437,811)	(374,902)
Construction margin on intangible assets arising from concession agreements	(139,856)	(125,603)	(139,976)	(125,603)
Provision for Consent Decree (TAC), Knowledge Retention Program (KRP), Incentivized Dismissal Program (IDP), and Voluntary Dismissal Program (VDP)	354,078	356,300	354,078	356,300
Equity accounting	(21,622)	(28,517)	(35,322)	(32,393)
Interest and inflation adjustment - PPP	589,330	1,001,078	589,330	1,001,078
Transfer to the São Paulo Municipal Government	309,807	195,874	309,807	195,874
Pension plan obligations	161,505	238,751	161,505	238,751
Adjustment for the reclassification of derivative financial instruments	(324,778)	-	(324,778)	-
Financial asset adjustment (indemnities)	(9,151,310)	-	(9,151,310)	-
Deferred PIS/Cofins on financial asset (indemnity)	822,482	-	822,482	-
Other adjustments	108,901	21,997	108,901	21,997
	12,222,662	11,020,724	12,218,508	11,017,640
Changes in assets
Trade receivables	(438,376)	(831,999)	(442,312)	(835,324)
Accounts receivable from related parties	(25,396)	(4,546)	(25,429)	(4,553)
Inventories	(13,546)	38,294	(13,785)	38,239
Recoverable taxes	(306,152)	(251,739)	(306,163)	(251,741)
Escrow deposits	50,547	72,469	50,547	72,469
Other assets	(98,576)	(42,768)	(2,668)	36,091
Changes in liabilities
Trade payables and contractors	(435,781)	(394,339)	(437,694)	(394,188)
Services payable	375,965	(169,890)	377,968	(168,384)
Labor and social obligations	77,973	19,377	77,973	19,377
Taxes and contributions payable	265,244	186,687	265,189	186,810
Deferred PIS/Cofins	131,225	4,374	131,225	4,374
Provisions	(185,932)	(243,241)	(185,932)	(243,241)
Pension plan obligations	(227,233)	(249,488)	(227,233)	(249,488)
Other liabilities	(261,739)	(942,699)	(335,726)	(868,699)
Cash generated from operations	11,130,885	8,211,216	11,144,468	8,359,382

Interest paid	(1,976,694)	(1,936,419)	(1,976,694)	(1,936,419)
Income tax and social contribution paid	(1,760,367)	(1,568,611)	(1,763,206)	(1,568,611)
Net cash generated from operating activities	7,393,824	4,706,186	7,404,568	4,854,352

The accompanying notes are an integral part of these financial statements. F-20

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Statements of Cash Flows for the Years ended December 31, 2024 and 2023 In thousands of reais (continued)

Cash flow from investing activities
Acquisition of contract asset and intangible assets	(7,924,809)	(3,843,325)	(7,929,946)	(3,991,325)
Restricted cash	17,229	(17,470)	17,229	(17,470)
Financial investments - investment	(6,438,036)	(1,558,977)	(6,456,564)	(1,559,808)
Financial investments - redemption	5,289,481	816,965	5,303,658	816,965
Financial investments – non-current	(769,057)	-	(769,057)	-
Additions to investments	(40,234)	(6,625)	(40,234)	(6,625)
Acquisition of property, plant, and equipment	(100,728)	(147,249)	(100,728)	(147,249)
Net cash used in investing activities	(9,966,154)	(4,756,681)	(9,975,642)	(4,905,512)

Cash flow from financing activities
Borrowings and financing
Funding	6,870,754	2,371,111	6,870,754	2,371,111
Amortization	(2,246,263)	(1,771,090)	(2,246,263)	(1,771,090)
Payment of interest on capital	(928,851)	(823,671)	(928,851)	(823,671)
Public-Private Partnership - PPP	(569,725)	(673,645)	(569,725)	(673,645)
Program Contract Commitments	(35,497)	(81,357)	(35,497)	(81,357)
Derivative financial instruments received	324,778	-	324,778	-
Capital increase	-	-	-	811
Net cash generated from (used in) financing activities	3,415,196	(978,652)	3,415,196	(977,841)

Increase / (decrease) in cash and cash equivalents in the year	842,866	(1,029,147)	844,122	(1,029,001)

Represented by:
Cash and cash equivalents at the beginning of the year	838,338	1,867,485	838,484	1,867,485
Cash and cash equivalents at the end of the year	1,681,204	838,338	1,682,606	838,484
Increase / (decrease) in cash and cash equivalents in the year	842,866	(1,029,147)	844,122	(1,029,001)

The accompanying notes are an integral part of these financial statements. F-21

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Value Added Statements for the Years ended December 31, 2024 and 2023 In thousands of reais

		Parent Company		Consolidated
	Note	2024	2023	2024	2023
Revenue
Sanitation services	30	23,464,821	21,509,965	23,499,676	21,513,442
Financial asset (indemnity)	30	9,151,310	-	9,151,310	-
Construction	30	6,220,581	5,600,332	6,225,871	5,600,332
Other revenue		64,587	110,898	64,587	110,898
Allowance for doubtful accounts	10 (c)	(557,126)	(652,920)	(557,789)	(652,920)
		38,344,173	26,568,275	38,383,655	26,571,752
Inputs purchased from third parties
Operating and construction costs		(10,255,112)	(9,429,970)	(10,272,227)	(9,431,518)
Materials, electricity, outsourced services, and others		(2,251,999)	(1,677,447)	(2,254,677)	(1,677,500)
Other operating expenses	33	(339,513)	(71,382)	(339,513)	(71,382)
		(12,846,624)	(11,178,799)	(12,866,417)	(11,180,400)
Gross value added		25,497,549	15,389,476	25,517,238	15,391,352
Retentions
Depreciation and amortization	31	(2,671,709)	(2,790,175)	(2,676,642)	(2,790,586)
Wealth created by the Company		22,825,840	12,599,301	22,840,596	12,600,766

Wealth received in transfer
Equity accounting	12	21,622	28,517	35,322	32,393
Financial income		1,126,426	850,242	1,114,115	847,073
		1,148,048	878,759	1,149,437	879,466
Total value added to distribute		23,973,888	13,478,060	23,990,033	13,480,232

Value added distribution
Personnel
Direct compensation		2,543,481	2,434,877	2,545,043	2,435,118
Benefits		640,138	744,816	640,138	744,816
Guarantee Fund for Length of Service (FGTS)		195,077	190,075	195,077	190,075
		3,378,696	3,369,768	3,380,258	3,370,009
Taxes, fees, and contributions
Federal		7,272,178	3,288,431	7,279,817	3,290,355
State		174,544	163,128	174,721	163,135
Municipal		68,759	68,736	68,775	68,736
		7,515,481	3,520,295	7,523,313	3,522,226
Value distributed to providers of capital
Interest, exchange rate changes, and inflation adjustments		3,469,401	3,036,876	3,476,152	3,036,876
Rentals		30,747	27,590	30,747	27,590
		3,500,148	3,064,466	3,506,899	3,064,466
Value distributed to shareholders
Interest on capital	26 (b)	1,831,122	836,839	1,831,122	836,839
Dividend distribution	26 (b)	718,692	-	718,692	-
Retained earnings		7,029,749	2,686,692	7,029,749	2,686,692
		9,579,563	3,523,531	9,579,563	3,523,531
Value added distributed		23,973,888	13,478,060	23,990,033	13,480,232

F-22

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

1	Operations

Companhia de Saneamento Básico do Estado de São Paulo (SABESP or Company) is a publicly-held company headquartered in the municipality of São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900. The Company is engaged in the provision of basic and environmental sanitation services in the São Paulo State, and supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the São Paulo State, SABESP may perform activities in other states and countries and can operate in drainage, urban cleaning, solid waste handling and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive, and innovative manner, with a focus on customers.

As of December 31, 2024, the Company operated water and sewage services in 375 municipalities of the São Paulo State.

As of July 23, 2024, a new Concession Agreement between SABESP and the Regional Unit of Drinking Water Supply and Sewage Services of the Southeast Region (URAE-1) became effective, covering 371 municipalities and valid until October 19, 2060.

As of December 31, 2024, the accounting balance of intangible assets, contract asset, and financial asset (indemnity) totaled R$ 65,783,885 in URAE-1, accounting for 97.82% of the consolidated. Revenue from sanitation services totaled
R$ 32,433,660, accounting for 99.33% of the consolidated.

For comparison purposes, as of December 31, 2023, the accounting balance of intangible assets and contract asset totaled R$ 49,789,584, accounting for 96.85% of the consolidated. Revenue from sanitation services totaled R$ 21,328,553, accounting for 99.14% of the consolidated.

Management expects that the funds raised with the improved water security from the works carried out, the generation of operational cash, and credit lines available for investments, will be sufficient to meet the Company’s commitments and not compromise the necessary investments.

The Company's shares have been listed on the Novo Mercado segment of B3 under ticker SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as Level III American Depositary Receipts (“ADRs”), under ticker SBS, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental, Paulista Geradora de Energia, Cantareira SP Energia, Barueri Energia Renovável (previously Foxx URE-BA Ambiental), and Infranext Soluções em Pavimentação. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting votes on certain issues jointly with associates, indicating the shared control in the management of these investees, except for Saneaqua Mairinque, which, as of August 2020, no longer has a shared control.

F-23

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

Cyberattack

In October 2024, the Company was targeted by a ransomware cyberattack; however, no significant impact resulted from the incident. The Company immediately implemented appropriate security measures to mitigate the impacts and ensure operational continuity, including the isolation and temporary suspension of systems to protect its data. It is worth noting that the suspension of part of the systems was a preventive action following security protocols, and it did not cause significant disruptions to the Company’s operations or customer experience.

Following the implementation of emergency measures, the Company, together with its legal and technical advisors, conducted a comprehensive assessment of the incident, including a detailed analysis of its systems and data repositories. As a result of this process, all necessary actions were taken, and it was concluded that there was no significant data compromise or material impact on the Company’s operations.

Approvals

The financial statements were approved by the Board of Directors on March 24, 2025.

2	Basis of preparation and presentation of the financial statements

The Company’s financial statements have been prepared according to the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and according to the accounting practices adopted in Brazil, which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC). All material information related to the financial statements, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The financial statements have been prepared under the historical cost except for certain financial instruments measured at fair value when required by the standards.

The preparation of financial statements in conformity with IFRSs and CPCs requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are described in Note 6.

3	Summary of material information on accounting policies

The material information of the accounting policies used in the preparation of these financial statements are defined below and have been applied consistently in all years presented.

•	Reclassification – Performance Agreements (current and noncurrent liabilities)

Given the relevance of the performance agreements, the Company segregated the respective amounts previously recorded under “other liabilities” in current and noncurrent liabilities for the year ended December 31, 2024 (including the comparative information for December 31, 2023), to the “performance agreements” line item in current and noncurrent liabilities, as shown below:

F-24

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

		Parent Company			Consolidated
Liabilities	Note	December 31, 2023	Reclassification	December 31, 2023 (Reclassified)	December 31, 2023	Reclassification	December 31, 2023 (Reclassified)
Current
Performance Agreements	15 (g)	-	634,501	634,501	-	634,501	634,501
Other liabilities		779,424	(634,501)	144,923	853,424	(634,501)	218,923

Noncurrent
Performance agreement	15 (g)	-	168,298	168,298	-	168,298	168,298
Other liabilities		409,092	(168,298)	240,794	406,027	(168,298)	237,729

3.1	Consolidation

The Company controls an entity when (i) it has power over the investee; (ii) it is exposed to, or has rights to, variable returns from its involvement with the investee; and (iii) it has the ability to use its power to affect its returns.

When the Company does not hold the majority of voting rights in an investee, it will have power over the investee when the voting rights are sufficient to give it the practical ability to unilaterally conduct the relevant activities of the investee. When assessing whether SABESP's voting rights in an investee are sufficient to give it power, the Company considers all relevant facts and circumstances, including (i) the Company's proportionate interest in voting rights regarding the interests of other voting right holders; (ii) potential voting rights held by the Company, other voting right holders, or other parties; (iii) rights arising from other contractual agreements; and (iv) any additional facts and circumstances that indicate whether the Company has the ability to conduct the relevant activities of the investee.

The financial statements of the subsidiary are included in the consolidated financial statements from the date the Company obtains control until the date when such control ceases to exist. Revenues and expenses of a subsidiary acquired or disposed of during the fiscal year are included in the results from the date the Company obtains control until the date when the Company ceases to control the subsidiary.

The subsidiary's financial statements have been prepared for the same reporting date of the parent company.

All intragroup balances, revenues, expenses, and unrealized gains and losses from intragroup transactions have been eliminated. Other comprehensive income of the parent company, where applicable, will be directly recorded in the Company’s equity, under “other comprehensive income”.

As of December 31, 2024, SABESP held 100% of direct interest in Sabesp Olímpia S/A.

F-25

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

3.2	Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits, overdraft accounts, and other short-term highly liquid investments with maturities and intention of use by the Company’s Management in a period lower than three months.

3.3	Financial assets and liabilities

Financial assets - Classification

The Company classifies its financial assets according to the following categories: measured at amortized cost, measured at fair value through other comprehensive income and measured at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the financial assets at inception. As of December 31, 2024, the Company had financial assets classified in the three categories mentioned above and as of December 31, 2023, they were classified under amortized cost only.

Amortized cost

This category includes financial assets that meet the following conditions (i) assets held within the business model to hold financial assets to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets measured at amortized cost are recorded at fair value and subsequently at amortized cost, under the effective interest rate method, except for trade receivables, which are initially measured at transaction price, as it contains no financing items, and are subsequently measured at amortized cost.

Fair value through other comprehensive income

In this category, the changes in assets and liabilities of the fair value of derivative instruments designated as cash flow hedge used by the Company to protect against the risk and variability of future cash flows from financing denominated in U.S. dollars are recognized.

Fair value through profit or loss

In this category, the changes in assets and liabilities of the fair value of derivative instruments designated as fair value used by the Company to protect against the risk and variability of financing denominated in Yen are recognized.

Financial liabilities - Classification

The Company classifies its financial liabilities measured at amortized cost or fair value through profit or loss. The classification depends on the purpose for which the financial liabilities were assumed. As of December 31, 2024, the Company had financial liabilities classified in the two categories mentioned above and, as of December 31, 2023, they were classified under amortized cost only.

F-26

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

Amortized cost

This category includes balances payable to contractors and suppliers, borrowings and financing in local currency, services payable, balances payable from Public-Private Partnerships (PPP), and program contract commitments.

The effective interest rate method is adopted to calculate the amortized cost of a financial liability and allocate its interest expense under the respective period. The effective interest rate exactly deducts the estimated future cash flows (including fees, transaction costs, and other issue costs) over the estimated life of the financial liability or, when appropriate, during a shorter period, for the initial recognition of the net carrying amount.

Value through profit or loss

In this category, the financings denominated in U.S. dollars and Yen for which the Company contracted derivative instruments designated as cash flow hedge and fair value hedge, respectively, to protect against the risk and variability in future cash flows are recognized.

Derivative financial instruments and hedge accounting

Since 2024, the Company has been entering into foreign currency swap derivative financial instruments ("Cross currency interest rate swap") to hedge its financing denominated in foreign currency (U.S. dollar and Japanese yen). Initially, derivatives are recognized at fair value on the contract date and are subsequently remeasured at fair value. The method used for recognizing gains or losses in either profit or loss for the year or in other comprehensive income depends on whether the derivative is designated as a hedging instrument in cases where hedge accounting is applied. If so, the method depends on the nature of the item being hedged.

Starting in December 2024, the Company adopted hedge accounting and designated swap derivatives contracted as fair value hedge and cash flow hedge to protect financing denominated in foreign currency (U.S. dollar and yen).

a)	Fair value hedge

The Company applies fair value hedge accounting to protect against the risk of fixed-rate financing denominated in foreign currency (Yen). The gain or (loss) resulting from changes in the fair value of derivatives designated and qualified as fair value hedge is recorded in the income statement under "Financial income (expenses), net", along with any changes in the fair value of the hedged financing liability. The gain or loss related to the ineffective portion of the hedge is also recognized in the income statement under "Financial income (expenses), net”.

See details in Note 5.1 (d).

b)	Cash flow hedge

The Company applies cash flow hedge accounting to protect against the risk of floating-rate financing denominated in foreign currency (U.S. dollar). Changes in the fair value of derivatives designated and qualified as cash flow hedges are recorded and accumulated under "Other Comprehensive Income (OCI)" in equity, along with changes in the fair value of the hedged financing liability, calculated at present value from the date the hedging instrument is designated.

See details in Note 5.1 (d).

F-27

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

c)	Hedge ineffectiveness

Hedge ineffectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure an economic relationship exists between the hedged item and the hedging instrument. The Company contracts derivatives with critical terms similar to those of the hedged items, such as reference rate, reset dates, payment dates, maturities, and notional amount.

Hedge ineffectiveness in interest rate swaps is assessed by the Company and may arise due to (i) credit valuation adjustments/debit valuation adjustments on interest rate swaps that are not matched by the borrowing; and (ii) differences in key terms between interest rate swaps and borrowings.

d)	Derivatives measured at fair value through profit or loss

Where applicable, when certain derivative instruments do not qualify for hedge accounting, changes in the fair value of any of these derivative instruments are recognized immediately in the income statement under "Other operating income (expenses), net”.

Impairment of financial assets

•	Accounts receivable

Due to the characteristics of the Company’s accounts receivable such as (i) insignificant financial component; (ii) non-complex receivables portfolio; and (iii) low credit risk, the simplified approach of expected credit loss was adopted - it consists of recognizing the expected credit loss based on the asset’s useful life.

The methodology to calculate the allowance for doubtful accounts consisted of using an estimate calculated based on the average default observed in the last 36 months, per maturity range, in addition to estimating the recovery of credits overdue for more than 360 days, based on the track record of the last three years. It also considered the category of private and public customers and segregated accounts receivable among the regular consumption accounts and agreements. The Company concluded correlation analyses between macroeconomic indicators—Gross Domestic Product (GDP), Unemployment Rate, and the Extended Consumer Price Index (IPCA)—and its historical delinquency rates and found no significant impact on the calculation of expected losses.

•	Deposit transactions and financial investments measured at amortized cost

The Company analyzes changes in the rates of investments in bank deposit certificates and information obtained from regulatory agencies about the financial institutions. The likelihood of delinquency over 12 months was based on historical data provided by credit rating agencies for each credit level and analyzed in terms of sensitivity based on current returns.

These deposits and financial investments are subject to an insignificant risk of change in value.

3.4	Operating revenue

(a)	Revenue from sanitation services

Revenue from water supply and sanitation services are recognized as water is consumed and services are provided. Revenues, including unbilled revenues, are recognized at the fair value of the consideration received or receivable for the rendering of those services. Revenue is shown net of value-added tax, rebates, and discounts. Unbilled revenues represent incurred revenues in which the services were provided but not yet billed until the end of each period, and are recorded as trade receivables based on monthly estimates of the completed services.

F-28

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

Revenues are recognized based on CPC 47 / IFRS 15 – Revenue from Contracts with Customers, which establishes a five-step model applicable to revenue from a contract with a customer. Revenues are recognized when i) it identifies contracts with customers; ii) it identifies the different contract obligations; iii) it determines the transaction price; iv) it allocates the transaction price to the performance obligations in the contracts; and (v) it satisfies all performance obligations. Disputed amounts are recognized as revenue when collected.

(b)	Construction revenue

Revenue from construction is recognized in accordance with ICPC 01 (R1) / IFRIC 12 (Service Concession Arrangements) and CPC 47/IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are satisfied over time. During the construction of the contract, an asset is classified as a contract asset, in which the Company estimates that the fair value of its consideration is equivalent to expected construction costs plus margin. The fee represents the additional margin related to the work performed by the Company in relation to such construction contracts and it is added to construction costs, resulting in the construction revenue.

(c)	Revenue from the adjustment of the financial asset (indemnity)

Update of assets classified as financial assets (indemnity), as described in Note 3.10 (b). The amounts are recognized based on the difference between the fair value adjustment of assets, using the Extended National Consumer Price Index (IPCA), and the amortized cost of the bifurcated intangible asset.

3.5	Trade receivables and allowance for doubtful accounts

Trade receivables are amounts due from customers for services performed in the ordinary course of business. These are classified as current assets, except when maturity exceeds 12 months after the end of the reporting date, when they are presented as noncurrent assets.

The Company establishes an allowance for doubtful accounts for receivable balances at an amount that Management considers to be sufficient to cover eventual losses, as described in Note 3.3.

3.6	Inventories

Inventories comprise supplies for consumption and maintenance of the water and sewage systems and are stated at the lowest between the average cost of acquisition or realizable value and are classified in current assets.

3.7	Investment properties

Investment properties are recorded at the acquisition or construction cost, less accumulated depreciation, except for the land group, calculated by the straight-line method at rates that consider the estimated useful life of the assets. Expenditures related to repairs and maintenance are recorded in the income statement when incurred.

F-29

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

The Company also maintains some assets for undetermined use in the future, i.e. it is not defined whether they will be used in the operation or sold in the short term during the ordinary course of business.

3.8	Contract Asset

Contract Asset (works in progress) is the right to consideration in exchange for goods or services transferred to customers. As established by CPC 47 – Revenue from Contracts with Customers, assets subject to the concession under construction, recorded under the scope of ICPC 01 (R1) – Concession Agreements, must be classified as Contract Asset during the construction period and transferred to Intangible Assets after the conclusion of the works.

A Contract Asset is recognized at fair value, including the capitalization of labor, construction margin, interest, and other financial charges capitalized during the construction period of qualifying assets, where applicable, based on the weighted average rate of borrowings in effect on the capitalization date. A qualifying asset necessarily requires a substantial period, established by the Company as being higher than 12 months, to be ready for use, considering the completion period of the works, given that most of them take on average more than 12 months to be completed, which corresponds to one fiscal year of the Company.

Infrastructure construction values are recognized as revenue, at fair value, provided that they generate future economic benefits. The accounting policy to recognize construction revenue is described in Note 3.4 (b).

3.9	Property, plant, and equipment

Property, plant, and equipment comprise mainly administrative facilities not composing the assets subject to the concession agreements. Those assets are stated at acquisition or construction cost less depreciation and impairment losses, as applicable. Where applicable, interest, other finance charges, and inflationary effects resulting from financing effectively applied to construction in progress are recorded as the cost of the respective property, plant and equipment for the qualifying assets. A qualifying asset necessarily requires a substantial period, established by the Company as being higher than 12 months, to be ready for use, considering the completion period of the works, given that most of them take on average more than 12 months to be completed, which corresponds to one fiscal year of the Company.

Subsequent costs are included in the existing asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that the future economic benefit associated with the item will flow to the Company and the cost of the item can be reliably measured. Repairs and maintenance are charged to the income statement of the year, as incurred.

The depreciation of property, plant, and equipment begins when such an item becomes available for use, in its location, and under the necessary condition, when this asset becomes operational. Depreciation is calculated using the straight-line method and the average rates are presented in Note 17 (a). Land is not depreciated.

The useful lives of assets are revised and adjusted, where applicable, at the end of each year.

Gains and losses on disposals are determined by the difference between the sales value and residual book balance and are recognized in profit or loss, under other operating income (expenses).

F-30

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

3.10	Intangible assets

Intangible assets are those arising from concession contracts, and the main costs are transferred from the Contract Asset, as described in Note 3.8.

The amortization of an intangible asset begins when it becomes available for use, in its location and necessary condition, when this asset becomes operational. The amortization reflects the period in which it is expected that the asset’s future economic benefits are consumed by the Company, which may be the final term of the concession or their useful life.

The amortization of intangible assets ends when the asset is fully consumed or written-off, whatever occurs first.

Donations in assets received from third parties and government entities to allow the Company to render water supply and sewage services are not recorded in the financial statements at zero cost, since these assets are owned by the granting authority.

Financial resources received as donations for infrastructure construction are recorded under “Other operating income”.

For the concession agreement with URAE-1, established with the privatization of the Company in July 2024, the investments made and not amortized until the end of the concession are accounted for as a Financial Asset (Note 16).

(a)	Concession agreements/URAE-1

The Company operates concession agreements including the rendering of basic sanitation, environmental, water supply and sewage services, signed with the granting authorities. The infrastructure used by SABESP related to service concession agreements is considered to be controlled by the granting authority when:

(i)	The granting authority controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and
(ii)	The granting authority controls the infrastructure, i.e. retains the right to recover the infrastructure at the end of the concession.

The rights over the infrastructure operated under the concession agreements are accounted for as an intangible asset as the Company has the right to charge for the use of the infrastructure assets, and the users (consumers) must pay for the services.

Intangible assets related to the concessions are amortized on a straight-line basis over the contract period or useful life of the underlying asset, the lowest of them.

The details referring to the amortization of intangible assets are described in Note 15 (e).

(b)	Financial asset of the concession (indemnifiable asset)

During the effectiveness of the concession agreements, SABESP makes continuous investments to ensure the quality and continuity of services, and may replace assets related to the concession until the expiration of the contract.

At the end of the concession, infrastructure assets are returned to the granting authority through compensation, when provided for in the agreement, calculated based on the fair value updated by the IPCA. SABESP recognizes as a financial asset the portion of investments in reversible assets that have not yet been amortized at the end of the agreement, recording its update as operational revenue, in line with the Company's business model.

F-31

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

(c)	Software license of use

Software licensing is capitalized based on acquisition costs and other implementation costs. Amortizations are recorded according to the useful life and the expenses associated with maintaining them in profit or loss, when incurred.

3.11	Impairment of non-financial assets

Property, plant, and equipment, intangible assets, and other noncurrent assets with defined useful lives are reviewed for impairment on an annual basis, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company does not have assets with indefinite useful life and assessed that there are no indications of impairment losses, mainly supported by Law 14,026/2020, which ensures economic and financial sustainability to public sanitation services through tariffs or indemnity.

3.12	Trade payables and contractors

Trade payables and contractors are obligations to pay for goods or services acquired from suppliers in the ordinary course of business and are initially measured at fair value, which generally corresponds to the bill and subsequently at amortized cost, being classified as current liabilities, except when the maturity exceeds 12 months after the reporting date, being presented as noncurrent liabilities.

3.13	Borrowings and financing

Borrowings and financing are initially recognized at fair value, upon receipt of funds, net of transaction costs, and stated at amortized cost. See Note 18. Borrowings and financing are classified as current liabilities, unless the Company has an unconditional right to defer the settlement of the liability for at least 12 months after the reporting date.

The bonds issued by the Company are not convertible into shares and are recorded similarly to borrowings.

3.14	Borrowing costs

Borrowing costs consist of interest rates and other charges incurred by the Company and arise from borrowing and financing agreements, including exchange rate changes.

Costs attributable to the acquisition, construction, or production of an asset, which, necessarily, requires a substantial time to be ready for use or sale are capitalized as part of the cost of these assets. Other borrowing costs are recognized as expenses in the period they are incurred. The capitalization occurs during the construction period of the asset, considering the weighted average rate of borrowings effective on the capitalization date.

The Company analyses foreign currency-denominated borrowings or financing as if they were contracted in local currency, restricting the capitalization of interest and/or exchange rate changes by the amount that would be capitalized if they were contracted in the domestic market in similar lines of credit and loans.

F-32

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

3.15	Salaries, payroll charges, and social contributions

Salaries, vacations, Christmas bonuses, profit sharing, and additional payments negotiated in collective labor agreements plus related charges and contributions are recorded on an accrual basis.

The profit-sharing plan is based on operational and financial targets, and a provision is created when it is contractually required or when there is a past practice that created a constructive obligation, and is recorded as operating cost, selling and administrative expenses, or capitalized in assets.

3.16	Provisions, legal obligations, escrow deposits, and contingent assets

Provisions are recognized when: i) the Company has a present (legal or constructive) obligation resulting from a past event; ii) an outflow of resources that comprise economic benefits will probably be required to settle the obligation; and iii) the amount can be reliably estimated. Where there are several similar obligations, the likelihood that an outflow of resources will be required to settle an obligation is determined by considering the nature of these obligations as a whole.

Provisions are measured at the present value of the disbursements expected to be required to settle an obligation using a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. The increase in the obligation due to the passage of time is recognized as a financial expense.

For financial statement presentation purposes, the provision is stated net of escrow deposits, based on the legal offset right.

Escrow deposits not linked to the related obligations are recorded in noncurrent assets and adjusted by the indexes defined by the competent authorities.

The Company does not recognize contingent liabilities in the financial statements since it either does not expect outflows to be required or the amount of the obligation cannot be reliably measured.

Contingent assets are not recognized in the financial statements.

3.17	Environmental costs

Costs related to ongoing environmental programs are expensed in the income statement, when there is a taxable event. Ongoing programs are designed to minimize the environmental impact of the operations and to manage the environmental risks inherent to the Company's activities.

3.18	Current and deferred income tax and social contribution

Income tax expenses comprise current and deferred income tax and social contributions.

Current taxes

The provision for income tax and social contribution is calculated based on the taxable profit for the year and the rates effective at the end of the year. The income tax was defined at a rate of 15%, plus a 10% surtax on taxable income exceeding R$ 240. The social contribution was defined at a rate of 9% over the adjusted net income. Taxable income differs from net income (profit presented in the income statement) because it excludes income or expenses taxable or deductible in other years, and excludes items not permanently taxable or not deductible. The Company periodically assesses the positions taken in income tax filings regarding situations where the applicable tax regulations allow for interpretation and establishes provisions, when appropriate, based on estimated amounts payable to tax authorities.

F-33

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

Deferred taxes

Deferred taxes are fully recognized on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. However, deferred taxes are not accounted for if they arise from the initial recognition of an asset or liability in a transaction that does not affect the tax basis, except in business combinations. Deferred taxes are determined using tax rates (and laws) effective at the end of the reporting period and are expected to be applied when the related income tax and social contribution are realized.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available for which temporary differences can be used and tax losses can be offset.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred income tax assets and liabilities are related to income taxes levied by the same tax authority over the tax entity.

3.19	Taxes on revenues

Current Taxes

Revenues from sanitation services are subject to PIS (Social Integration Program) and COFINS (Contribution for Social Security Financing) rates of 1.65% and 7.60%, except for financial revenues that are calculated at the rates of 0.65% and 4.00%, respectively.

PIS and COFINS taxes levied on amounts billed to public entities are due when the bills are received.

These taxes are calculated by the regime of noncumulative taxation and presented net of the corresponding credits, such as deductions from gross revenues. The lines “other operating income” and “financial revenues” are presented net of such taxes on the income statement.

In addition, revenues from sanitation services are also subject to the Regulatory, Control, and Oversight Fee (TRCF), whose taxable event is the performance of regulatory, control, and monitoring activities by ARSESP (regulatory authority), calculated at 0.50% of the annual revenue directly generated by the service provided less taxes levied on the service that works as a mechanism to transfer funds from Sabesp to the regulatory authority.

Deferred taxes

The deferred taxes related to PIS and COFINS are determined based on the rates (and laws) in effect on the date of preparation of the financial statements, and they are expected to apply when the respective taxes are realized. These taxes are recognized only to the extent that it is probable that a taxable base will exist for them to be paid or offset.

F-34

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

3.20	Private pension plan

(a)	Defined benefit

The Company makes contributions to defined benefit plans sponsored by it on a contractual basis. Regular contributions comprise the net administrative expenses and are recognized in the result of the period in which they are due.

Pension plan liabilities correspond to the present value of the obligation on the reporting date, less the fair value of the plan’s assets. The defined benefit obligations (G1 Plan), as well as the additional retirement and pension plan (G0), are calculated on an annual basis by independent actuaries, using the projected unit credit method. The estimated future cash outflows are discounted to their present value, using the interest rates of Government bonds with maturities that approximate those of the related liability.

Regarding actuarial gains and losses arising from adjustments based on the experience and changes in actuarial assumptions are directly recorded under equity, as other comprehensive income (OCI), so that the plan's net asset or liability is recognized in the statement of financial position to reflect the full amount of plan’s deficit or surplus.

In an event of curtailment or settlement of the plan, related to only some of the employees covered by the plan, or where only part of an obligation is settled, the gain or loss includes a proportional share of the past service cost and actuarial gains and losses. The proportional share is determined based on the present value of the obligations before and after the curtailment or settlement.

(b)	Defined contribution

The Company makes contributions to defined benefit plans sponsored by it on a contractual basis, which provides post-employment benefits to its employees, in which the Company makes equal contributions to employees, within the limits set by regulation. In this model, the benefits paid are directly related to the amount contributed, with no deficits to be covered by the Company.

3.21	Financial income and expenses

Financial income is primarily comprised of interest and inflation adjustments resulting from financial investments, escrow deposits, and negotiations with customers to pay by installments, calculated using the effective interest rate method.

Financial expenses refer to interest, inflation adjustments, and exchange rate changees mainly on borrowings and financing, provisions, public-private partnership, and program contract commitments, and are calculated using the effective interest rate method.

Inflation adjustment gains and losses arise from the collection or payment to third parties, as contractually required by law or court decision, recognized on an accrual basis pro rata temporis. Inflation adjustments included in the agreements are not considered embedded derivatives, since they are deemed as inflation indexes for the Company’s economic scenario.

F-35

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

3.22	Lease

Leases are recorded at the present value of the contractual obligations, presented in assets as Right of Use (Note 15 (f)) and in liabilities as Leases (Note 18 (b)), except for short-term contracts (12 months or less) and/or low value contracts (below US$ 5,000), which are recorded as expenses when incurred.

3.23	Other current and noncurrent assets and liabilities

Other assets are recorded at acquisition cost, net of any impairment loss, where applicable. Other liabilities are recorded at known or estimated amounts, including, where applicable, related financial charges.

3.24	Dividends and interest on capital

The Company uses the tax benefit of distributing dividends as interest on capital, as permitted by law and based on the Bylaws. Interests are accounted for under Law 9,249/1995 for tax-deductibility purposes, limited to the daily pro rata variation of the long-term interest rate (TJLP). The dividend attributed to shareholders is recognized in current liability against Equity. Any amount over the minimum mandatory is recognized when approved by shareholders in the General Meeting, except for taxes incurring in the distribution of interest on capital. The tax benefit of interest on capital is accrued in the profit/loss of the year, under the same recognition basis of expenses.

3.25	Present value adjustment

Current and noncurrent financial assets and liabilities arising from long- or short-term transactions are adjusted to present value based on market discount rates as of the transaction date, when the effects are significant.

3.26	Value added statement (DVA)

This statement is intended to demonstrate the wealth created by the Company and its distribution during a certain period. It is presented as required by the accounting practices adopted in Brazil, as supplementary information to the financial statements for purposes of IFRS.

The Value Added Statement was prepared according to the information obtained from the accounting records that serve as a basis for preparing the financial statements. The first part presents the wealth generated by the Company, represented by revenues, inputs acquired from third parties and retentions, and the wealth received in transfer, represented by the equity result and financial income. The second part presents the distribution of wealth segregated into employees, taxes, fees and contributions, value distributed to providers of capital, and value distributed to shareholders.

3.27	Segment information

Operating segments are determined in a manner consistent with the decision maker’s internal reporting, i.e. the Company’s Management, which is composed of the Board of Directors and the Executive Board, regarding strategic decisions, allocation of resources, and performance evaluation.

The Company determined that it has one operating segment, namely sanitation services.

F-36

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

The accounting policies used to determine segment information are the same as those used to prepare the financial statements.

The measurement of the result per segment is the profit from operations before other net operating expenses and equity accounting, which excludes construction costs and revenue.

The Company’s Management analyzes asset and liability information on a consolidated basis. Consequently, the Company does not disclose segregated information on assets and liabilities.

Substantially all noncurrent assets and revenue generated from customers are located in the São Paulo State. Consequently, financial information is not disclosed by geographic area.

3.28	Foreign currency translation

(a)	Functional and reporting currency

Items included in the financial statements are measured using the currency of the main economic environment in which the company operates ("functional currency"). The financial statements are presented in Brazilian reais (R$), which is also the Company's functional currency.

(b)	Foreign currency translation

Foreign currency-denominated transactions are translated into Brazilian reais using the exchange rates prevailing on the transaction dates. Statements of financial position balances are translated by the exchange rate prevailing on the reporting date.

Exchange gains and losses resulting from the settlement of these transactions and the translation of foreign currency-denominated monetary assets and liabilities are recognized in the income statement, except for borrowings and financing referring to property, plant and equipment or intangible assets in progress, where exchange losses are recognized as corresponding entry to the asset while construction is in progress, as described in Note 3.14.

4	Changes in accounting practices and disclosures

4.1	New standards, amendments, and interpretations effective for periods beginning on or after January 01, 2024

The amendments to CPC 26 (R1) / IAS 1 – Classification of Liabilities as Current or Noncurrent; CPC 26 (R1) / IAS 1 – Presentation of Financial Statements– Noncurrent Liabilities with Covenants; CPC 06 (R2) / IFRS 16 – Leases – Lease Liability in a Sale and Leaseback Transaction, did not impact the disclosures or amounts recognized in the annual financial statements.

4.2	New standards, amendments, and interpretations to existing standards that are not yet effective

The Company did not early adopt these standards and is assessing the impacts of the new and revised IFRS below on the disclosures or amounts recognized in the financial statements that Management understands to apply to the Company:

F-37

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

Standard	Description	Impact

Amendments to CPC 02 (R2) / IAS 21 - Effects of Changes in Exchange Rates and Translation of Financial Statements[1]

The amendments specify how to assess whether a currency is convertible and how to determine the exchange rate when it is not. These modifications state that a currency is considered convertible into another currency when the Company can obtain the other currency within a timeframe that allows for normal administrative delays and through a market or exchange mechanism in which a foreign exchange transaction would create enforceable rights and obligations.

The Company is assessing the impacts and effects of the amendments; however, it does not expect any effects from the amendments.
IFRS 18 – Presentation and Disclosure of Financial Statements[2]

IFRS 18 replaces CPC 26 (R1) / IAS 1 – Presentation of Financial Statements, transferring several unchanged requirements from CPC 26 (R1) and supplementing them with new requirements. Additionally, some paragraphs from CPC 26 (R1) have been moved to CPC 23 / IAS 8 – Accounting Policies, Changes in Estimates, and Errors and CPC 40 (R1) / IFRS 7 – Financial Instruments: Disclosure. IASB has also implemented minor amendments to CPC 03 (R2) / IAS 7 – Statement of Cash Flows and CPC 41 / IAS 33 – Earnings per Share.

The Company is assessing the impacts and effects of this Standard.
IFRS 19 – Subsidiaries without Public Accountability: Disclosures[2]

IFRS 19 allows an eligible subsidiary to provide reduced disclosures when applying Accounting Standards in its financial statements. A subsidiary is eligible for reduced disclosures if it does not have public accountability and if its ultimate parent company or any intermediate parent company prepares publicly available consolidated financial statements that comply with Accounting Standards. IFRS 19 is optional for eligible subsidiaries and outlines the disclosure requirements for those that choose to apply it.

The Company does not expect any impacts from this Standard.

1.	Effective for annual periods beginning on or after January 01, 2025.
2.	Effective for annual periods beginning on or after January 01, 2027.

There are no other standards and interpretations not yet adopted that may, in the opinion of Management, have a significant impact on the result for the year of equity disclosed by the Company in its financial statements.

F-38

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

5	Risk management

5.1	Financial risk management

Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk, and liquidity risk. Financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

(a)	Market risk

Foreign currency risk

Foreign exchange exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, arising from long-term funding, in development institutions, at more attractive interest rates, in U.S. dollars and Yen.

The management of currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing and related financial expenses. The Company contracted hedge transactions in 2024 to protect itself against such risk, according to Note 5.1 (d).

Part of the financial debt, totaling R$ 3,366,723 as of December 31, 2024 (R$ 2,785,853 as of December 31, 2023), is indexed to the U.S. dollar and Yen. The exposure to exchange risk is as follows:

	Parent Company and Consolidated
	December 31, 2024		December 31, 2023
5.2	Foreign currency (in thousands)	R$	Foreign currency (in thousands)	R$

Borrowings and financing – US$	303,978	1,882,323	280,188	1,356,474
Borrowings and financing – Yen (*)	36,787,581	1,486,394	41,078,385	1,405,702
Interest and charges from borrowings and financing – US$		24,030		15,510
Interest and charges from borrowings and financing – Yen		8,364		8,167
Total exposure		3,401,111		2,785,853
Borrowing cost – US$		(42,510)		(37,520)
Borrowing cost – Yen		(2,236)		(2,442)
Total foreign currency-denominated borrowings (Note 18)		3,356,365		2,745,891

(*) Debt in Yen measured at fair value as part of the hedge contract, as detailed in Note 5.1(d).

F-39

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

The table below shows the prices and exchange rate changes in the period:

	December 31, 2024	December 31, 2023	Var.
US$	R$ 6.1923	R$ 4.8413	27.9%
Yen	R$ 0.03947	R$ 0.03422	15.3%

Borrowings and financing increased by R$ 574,953 in 2024 (a decrease of R$ 309,854 from January to December 2023), due to exchange rate changes. See Note 18 (ii). As of December 31, 2024, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts already mentioned above, against the U.S. dollar and Yen with all other variables held constant, the effects on the result before funding costs and taxes on the twelve-month period ended December 31, 2024 would have been R$ 336,672 (R$ 278,586 for the twelve-month period ended December 31, 2023), lower or higher, excluding the effects of hedge contracted at the end of 2024, according to Note 5.1 (d).

The probable scenario below presents the effect on the income statements for the next 12 months, considering the projected rates of the U.S. dollar and the Yen.

The Company understands that the scenario presented is reasonable, given the instability of the Brazilian real against the U.S. dollar and the Yen.

Parent Company and Consolidated
Probable scenario
(*)
Net currency exposure as of December 31, 2024 in US$ - Liabilities	303,978

US$ rate as of December 31, 2024	6.1923
Exchange rate estimated according to the scenario	6.0000
Difference between the rates	0.1923

Effect on the net financial result R$ - (gain)	58,455

Net currency exposure as of December 31, 2024 in Yen - Liabilities	36,787,581

Yen rate as of December 31, 2024	0.03947
Exchange rate estimated according to the scenario	0.04183
Difference between the rates	(0.00236)

Effect on the net financial result R$ - (loss)	(86,819)

Total effect on the net financial result in R$ - (loss)	(28,364)

(*) For the probable scenario in U.S. dollars and Yen, the exchange rates estimated for December 31, 2025 were used, according to the BACEN Focus report and B3’s Benchmark Rate report, of December 31, 2024, respectively, excluding the effects of hedge contracted at the end of 2024, according to Note 5.1 (d).

F-40

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

With the hiring of foreign exchange derivative instruments such as cross-currency interest rate swaps in 2024, aimed at protecting its foreign currency-denominated financings, the Company believes that such a scenario, if it occurs, would not be significant.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk, except for the financing at the Secured Overnight Financing Rate (SOFR), according to Note 5.1 (d); however, it continually monitors market interest rates, to evaluate the possible need to replace its debt.

The table below provides the borrowings and financing subject to different inflation adjustment indices:

	Parent Company and Consolidated
	December 31, 2024	December 31, 2023
CDI (i)	15,250,135	9,966,111
TR (ii)	1,683,342	1,684,711
IPCA (iii)	2,982,735	3,038,378
TJLP (iv)	1,067,436	1,365,806
SOFR (v)	1,882,325	1,356,473
Interest and charges	572,399	392,906
Total	23,438,372	17,804,385

(i)	CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate
(ii)	TR – Interest Benchmark Rate
(iii)	IPCA - (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index
(iv)	TJLP - (Taxa de Juros a Longo Prazo), a long-term interest rate index
(v)	SOFR - Secured Overnight Financing Rate

F-41

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

Another risk to which the Company is exposed is the mismatch of inflation adjustment indices of its debts with those of its service revenues. Tariff adjustments of services provided do not necessarily follow the increases in the inflation indexes to adjust borrowings, financing and interest rates affecting indebtedness.

As of December 31, 2024, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes for December 31, 2024 would have been R$ 234,384 (R$ 178,044 as of December 31, 2023), lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)	Credit risk

Credit risk is related to cash and cash equivalents, financial investments, as well as credit exposures of customers, including accounts receivable, restricted cash, financial asset (indemnity), and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposure to credit risk as of December 31, 2024 is the carrying amount of instruments classified as cash and cash equivalents, financial investments, restricted cash, trade receivables, financial asset (indemnity), and accounts receivable from related parties on the balance sheet date. See additional information in Notes 7, 8, 9, 10, and 11.

Regarding the financial assets held with financial institutions, the credit quality was assessed by reference to external credit ratings (if available) or historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company assesses the rating published by three main international agencies (Fitch, Moody's and S&P), as follows:

F-42

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AAA(bra)	AAA.br	-
Banco Santander Brasil S/A	-	AAA.br	brAAA
Brazilian Federal Savings Bank	AAA(bra)	AAA.br	brAAA
Banco Bradesco S/A	AAA(bra)	AAA.br	brAAA
Banco Itaú Unibanco S/A	AAA(bra)	AAA.br	-
Banco BV	-	AA+.br	brAAA
Banco BTG Pactual S/A	AAA(bra)	AAA.br	brAAA

The rating assessment disclosed by Fitch for deposit transactions and financial investments in local currency is as follows:

	Parent Company		Consolidated
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Cash and cash equivalents and financial investments
AAA(bra)	4,179,098	2,939,713	4,186,146	2,940,690
Others (*)	1,196,135	324,546	1,196,154	324,546
	5,375,233	3,264,259	5,382,300	3,265,236

(*)	As of December 31, 2024, this category includes R$ 298 referring to Banco BV (R$ 322,241 as of December 31, 2023), and R$ 1,195,511 referring to Banco Santander (R$ 1,680 as of December 31,2023), current accounts, and financial investments, which are not rated by Fitch.

(c)	Liquidity risk

Liquidity is primarily reliant upon cash provided by operating activities and borrowings and financing obtained in the local and international capital markets, as well as the payment of debts. The management of this risk considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditure requirements.

The funds held are invested in interest-bearing current accounts, time deposits, and securities, with instruments with appropriate maturity or liquidity sufficient to provide margin as determined by the projections mentioned above.

The table below shows the financial liabilities, by maturity, including the installments of principal and future interest. For agreements with floating interest rates, the interest rates used correspond to the base date of December 31, 2024.

	Parent Company
	2025	2026	2027	2028	2029	2030 onwards	Total
As of December 31, 2024
Liabilities
Borrowings and financing	5,486,592	6,993,902	4,148,835	3,247,705	3,697,777	14,911,951	38,486,762
Trade payables and contractors	768,371	-	-	-	-	-	768,371
Services payable	1,434,998	-	-	-	-	-	1,434,998
Public-Private Partnership - PPP	452,323	470,080	487,400	505,288	523,832	5,918,847	8,357,770
Total	8,142,284	7,463,982	4,636,235	3,752,993	4,221,609	20,830,798	49,047,901

F-43

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

	Consolidated
	2025	2026	2027	2028	2029	2030 onwards	Total
As of December 31, 2024
Liabilities
Borrowings and financing	5,486,592	6,993,902	4,148,835	3,247,705	3,697,777	14,911,951	38,486,762
Trade payables and contractors	766,609	-	-	-	-	-	766,609
Services payable	1,438,507	-	-	-	-	-	1,438,507
Public-Private Partnership - PPP	452,323	470,080	487,400	505,288	523,832	5,918,847	8,357,770
Total	8,144,031	7,463,982	4,636,235	3,752,993	4,221,609	20,830,798	49,049,648

Cross default

The Company has borrowings and financing agreements including cross-default clauses, i.e., the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored to avoid the execution of these clauses, and the most restrictive ones are shown in Note 18 (c).

(d)	Derivative financial instruments

Under the Risk Management Policy and the Derivatives Transactions Program, which aim to manage financial risks and mitigate exposure to market variables that impact assets, liabilities, and/or cash flows, thus reducing the effects of undesirable fluctuations of these variables on the Company’s operations, Sabesp contracts hedge instruments, mainly for its financings denominated in foreign currency.

Criteria and guidelines for financial risk management were established to mitigate imbalances between assets and liabilities that have some sort of indexation exclusively to protect the Company’s indexed assets and liabilities that present some mismatch, without characterizing financial leverage.

The Company uses risk ratings disclosed by Standard Poor’s (S&P), Moody’s, or Fitch to support and complement the analysis and judgment of banking risk.

Operations contracted and settled in 2024

As of April 04, 2024, the Company contracted hedge operations, with no speculative nature, through swap transactions of debt variations denominated in US$ + 6.23% and Yen + 1.44% interest per year for a percentage of CDI + 0.13% p.a. The total value of the hedged debt with the aforementioned operations was 98.0%. For the aforementioned transactions, which matured on December 12, 2024, the Company did not apply the hedge accounting policy as it did not meet eligibility criteria, measuring them at fair value through profit or loss, recognizing gains and losses in the financial result as “net financial result”. These operations matured on December 12, 2024.

F-44

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

Below are the values of the swap contracts (US$ and Yen + interest vs. CDI) settled on December 12, 2024:

Parent Company and Consolidated
Operation	Currency	Financing	Notional Value Yen/US$ (thousand)	Fair Value of the Asset Position	Fair Value of the Liability Position	Gain / (Loss) with Derivatives - Swap settled on December 12
1	Yen	JICA 15 CONS	3,927,290	156,198	136,392	19,806
2	Yen	JICA 15 WORK	1,834,860	73,140	63,867	9,273
3	Yen	JICA 17 WORK	2,559,546	101,391	86,138	15,253
4	Yen	JICA 17 CONS	616,110	24,365	20,699	3,666
5	Yen	JICA 18 WORK	1,781,080	70,982	62,084	8,898
6	Yen	JICA 18 CONS	3,399,720	135,197	118,310	16,887
7	Yen	JICA 19 WORK	20,139,925	800,653	711,620	89,033
8	Yen	JICA 19 CONS	2,529,050	100,013	88,888	11,125
Subtotal			36,787,581	1,461,939	1,287,998	173,941
9	US$	IDB 1212	10,278	63,456	55,282	8,174
10	US$	IDB 4623	156,958	921,231	803,855	117,376
11	US$	IBRD 7662-BR	57,848	353,395	311,524	41,871
12	US$	IBRD 8916	78,894	376,478	338,041	38,437
Subtotal	Currency		303,978	1,714,560	1,508,702	205,858
Total				3,176,499	2,796,700	379,799

Operations outstanding as of December 31, 2024

The Company entered into hedge operations, effective from December 12, 2024, with no speculative nature, through swap transactions denominated in US$ and Yen + annual interest, as shown in Note 18, for a percentage of CDI - 0.36% p.a. The total value of the debt hedged with the aforementioned operations was 100.0%. For these transactions, the Company applied the hedge accounting policy as it met eligibility criteria, using (i) cash flow hedge for US$-denominated debt, and (ii) fair value hedge for Yen-denominated debt.

The transactions have maturity dates ranging from July 21, 2025, to March 16, 2048, according to the maturities of the corresponding financing, as detailed in Note 18.

Below are the values of the swap contracts (USD and Yen + interest vs. CDI) as of December 31, 2024:

F-45

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

Parent Company and Consolidated
Operation	Currency	Financing	Notional Value Yen/US$	Fair Value of the Asset Position	Fair Value of the Liability Position	Fair Value, Net	Gain / (Loss) with Derivatives - swap from December 12 to 31	Derivative Instruments – swap designated as Cash Flow Hedge	Fair Value
1	Yen	JICA 15 CONS	3,927,290	154,834	156,205	(1,371)	(1,371)	-	326
2	Yen	JICA 15 WORK	1,834,860	75,069	73,013	2,056	2,056	-	(2,550)
3	Yen	JICA 17 WORK	2,559,546	105,119	101,762	3,357	3,357	-	(4,027)
4	Yen	JICA 17 CONS	616,110	25,302	24,476	826	826	-	(984)
5	Yen	JICA 18 WORK	1,781,080	70,242	70,869	(627)	(627)	-	153
6	Yen	JICA 18 CONS	3,399,720	134,034	135,221	(1,187)	(1,187)	-	282
7	Yen	JICA 19 WORK	20,139,925	823,242	800,959	22,283	22,283	-	(27,597)
8	Yen	JICA 19 CONS	2,529,050	99,813	100,460	(647)	(647)	-	9
Subtotal			36,787,581	1,487,655	1,462,965	24,690	24,690	-	(34,388)
9	US$	IDB 1212	10,278	65,698	62,314	3,384	-	3,384	-
10	US$	IDB 4623	156,958	972,082	951,770	20,312	-	20,312	-
11	US$	IBRD 7662-BR	57,848	355,973	350,680	5,293	-	5,293	-
12	US$	IBRD 8916	78,894	492,665	478,904	13,761	-	13,761	-
Subtotal			303,978	1,886,418	1,843,668	42,750	-	42,750	-
Total				3,374,073	3,306,633	67,440	24,690	42,750	(34,388)
	Cost of hedged instruments reclassified to other comprehensive income			-	-	-	-	(55,402)	-
	Other comprehensive income			-	-	-	-	12,652	-
	Deferred income tax and social contribution			-	-	-	-	(4,302)	-
	Other comprehensive income - net			-	-	-	-	8,350	-

(e)	Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared under CPC 40 (R1) to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after December 31, 2024, or until the final settlement of each contract, whichever occurs first, considering a probable scenario.

The purpose of the sensitivity analysis is to measure the impact of changes in the market on the financial instruments, considering constant all other variables. At the time of settlement, the amounts may be different from those presented, due to the estimates used in the measurement.

F-46

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

Parent Company and Consolidated
December 31, 2024
Indicators	Exposure	Probable scenario

Assets
CDI	5,659,878	15.4100%(**)
Financial income		872,187

Liabilities
CDI	(15,250,135)	15.4100%(**)
Interest to be incurred		(2,350,046)
CDI net exposure	(9,590,257)	(1,477,859)
Assets
IPCA	17,601,626	4.9900%(*)
Operating income		878,321
Liabilities
IPCA	(2,982,735)	4.9900%(*)
Interest to be incurred		(148,838)
IPCA net exposure	14,618,891	729,483
Liabilities
TR	(1,683,342)	0.0191%(**)
Expenses to be incurred		(322)
TJLP	(1,067,436)	7.9500%(*)
Interest to be incurred		(84,861)

SOFR (***)	(1,882,325)	4.1870%(***)
Interest to be incurred		(78,813)

Total expenses to be incurred, net		(912,372)

(*) Source: BACEN and LCA as of December 31, 2024
(**) Source: B3 as of December 31, 2024
(***) Source: Bloomberg – Hedged by financial instrument

5.2	Capital management

The Company’s objectives when managing capital are to ensure the Company’s ability to continue increasing investments in infrastructure, provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital.

Capital is monitored based on the financial leverage ratio, which corresponds to net debt divided by total capital (shareholders and providers of capital). Net debt corresponds to total borrowings and financing less cash and cash equivalents and financial investments. Total capital is calculated as total equity plus net debt, as shown in the statement of financial position.

F-47

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

	Parent Company		Consolidated
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Total borrowings and financing (Note 18)	25,258,297	19,536,350	25,258,297	19,536,350
(-) Cash and cash equivalents (Note 7)	(1,681,204)	(838,338)	(1,682,606)	(838,484)
(-) Financial investments (Note 8)	(3,694,029)	(2,425,921)	(3,699,694)	(2,426,752)

Net debt	19,883,064	16,272,091	19,875,997	16,271,114
Total equity	36,928,054	29,857,376	36,928,054	29,857,376

Total (shareholders plus providers of capital)	56,811,118	46,129,467	56,804,051	46,128,490

Leverage ratio	35%	35%	35%	35%

5.3	Fair value estimates

The Company considers that balances from trade receivables (current) and trade payables by carrying amount less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they are adjusted by inflation and/or will bear contractual interest rates over time.

5.4	Financial instruments

As of December 31, 2024, the Company had financial assets classified as amortized cost, fair value through other comprehensive income, and fair value through profit or loss.

The financial instruments included in the amortized cost category comprise cash and cash equivalents, financial investments, restricted cash, trade receivables, balances with related parties, other assets and balances receivable from the Water National Agency (ANA), financial assets (indemnity), accounts payable to suppliers, borrowings and financing in local and foreign currency (except for the financing in Yen, which is being measured at fair value through profit or loss), services payable, balances payable deriving from the Public-Private Partnership (PPP) and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market, except for cash equivalents and financial investments.

The financial instruments included in the fair value through other comprehensive income and fair value through profit or loss categories are recorded in the derivative financial instruments line.

The estimated fair values of the financial instruments were as follows:

F-48

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

Financial Assets

	Parent Company				Consolidated
	December 31, 2024		December 31, 2023		December 31, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	1,681,204	1,681,204	838,338	838,338	1,682,606	1,682,606	838,484	838,484
Financial investments	4,463,086	4,463,086	2,425,921	2,425,921	4,468,751	4,468,751	2,426,752	2,426,752
Restricted cash	37,715	37,715	54,944	54,944	37,715	37,715	54,944	54,944
Trade receivables	4,215,750	4,215,750	3,853,398	3,853,398	4,222,355	4,222,355	3,856,723	3,856,723
Derivative financial instruments	67,440	67,440	-	-	67,440	67,440	-	-
ANA	1,993	1,993	2,673	2,673	1,993	1,993	2,673	2,673
Financial assets (indemnity)	17,601,626	17,601,626	-	-	17,601,626	17,601,626	-	-
Other assets	405,667	405,667	274,924	274,924	230,900	230,900	196,065	196,065

Additionally, SABESP has financial assets receivable from related parties, totaling R$ 1,228,389 as of December 31, 2024 (R$ 1,196,545 as of December 31, 2023), which were calculated under the conditions negotiated between the related parties. The conditions and additional information related to these financial instruments are disclosed in Note 11. Part of this balance, totaling R$ 1,105,299 (R$ 1,076,174 as of December 31, 2023), refers to reimbursement of additional retirement and pension plan - G0, indexed by IPCA plus simple interest of 0.5% p.m. On the transaction date, this interest rate approximated that of National Treasury Notes (NTN-b), with a term similar to the terms of related-party transactions.

Financial Liabilities

	Parent Company				Consolidated
	December 31, 2024		December 31, 2023		December 31, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	25,258,297	26,362,590	19,536,350	19,950,055	25,258,297	26,362,590	19,536,350	19,950,055
Trade payables and contractors	768,371	768,371	456,064	456,064	766,609	766,609	456,215	456,215
Services payable	1,434,998	1,434,998	749,226	749,226	1,438,507	1,438,507	750,732	750,732
Program Contract Commitment	-	-	34,016	34,016	-	-	34,016	34,016
Public-Private Partnership - PPP	3,306,219	3,306,219	3,286,614	3,286,614	3,306,219	3,306,219	3,286,614	3,286,614

The criteria adopted to obtain the fair values of borrowings and financing are as follows:

(i)	Agreements with CEF (Brazilian Federal Savings Bank) were projected until their final maturities, at the average interest rate plus TR x DI and the average contractual term, were adjusted to present value by a funding rate specific for the Company in similar contracts, plus TR x DI, on the end of the reporting period. TR x DI rates were obtained with B3.

F-49

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

(ii)	The debentures were projected up to the final maturity date according to contractual rates (IPCA, DI, TJLP or TR), and adjusted to present value considering the future interest rate published by ANBIMA in the secondary market, or by equivalent market rates, or the Company’s shares traded in the Brazilian market.

(iii)	Financing – BNDES corresponds to instruments valued at their carrying amount restated until the maturity date, and are indexed by the long-term interest rate (TJLP).

These financings have specific characteristics and conditions defined in the financing agreements with BNDES, between independent parties, and reflect the conditions for these types of financing. Brazil does not have a consolidated market of long-term debts with the same characteristics of BNDES financing; thus, the offering of credit to entities in general, with such long-term characteristics, is usually restricted to BNDES.

(iv)	Other financings in local currency are considered by the carrying amount restated until the maturity date, adjusted to present value at future market interest rates. The future rates used were obtained on the website of B3.

(v)	Agreements with IDB and IBRD were projected until final maturity in origin currency, using the contracted interest rates plus SOFR’s future rate, obtained with Bloomberg, adjusted to present value using the exchange coupon curve obtained with B3, plus future LFT, disclosed by ANBIMA in the secondary market. All the amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2024.

(vi)	The contracts with the JPY + (YEN) index are projected until final maturity in the original currency, using the contracted interest rates, translated to the Brazilian real through the JPY/BRL forward rate (NDF) for the term and adjusted to present value using the interpolated DI curve, obtained from B3, and the accounting value is the same as the fair value. Additionally, for hedge accounting purposes, the IRR (Internal Rate of Return) at inception is used, calculated at the moment of designation.

(vii)	Lease and finance leases based on IFRS 16 correspond to instruments valued at their present value. Thus, the Company discloses the amount recorded as of December 31, 2024, as market value.

Financial instruments referring to financial investments, borrowings and financing, and derivative financial instruments are classified as Level 2 in the fair value hierarchy.

Considering the nature of other financial instruments, assets and liabilities, the balances recognized in the statement of financial position approximate the fair values, except for borrowings and financing, considering the maturities close to the end of the reporting date, comparison of contractual interest rates with market rates in similar operations at the end of the reporting periods, their nature, and maturity terms.

6	Key accounting estimates and judgments

The preparation of the financial statements requires Management to disclose judgments (except for those that involve estimates) that have a significant impact on the amounts recognized based on experience and other factors deemed as relevant, which affect the values of assets and liabilities and present results that may differ from the actual results.

F-50

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

The Company establishes estimates and assumptions regarding the future, which are reviewed on a timely basis. Such accounting estimates, by definition, may differ from the actual results. The effects arising from the reviews of the accounting estimates are recognized in the period in which the estimates are reviewed.

6.1	Main judgments in applying the accounting policies

The Company assessed the main accounting policies that involve judgments, except for those that involve estimates, and concluded that none of them have a significant effect.

6.2	Main sources of uncertainties in the estimates

The areas that require a higher level of judgment and greater complexity, as well as assumptions and estimates that are significant for the financial statements, are disclosed as follows:

(a)	Allowance for doubtful accounts

The Company establishes allowance for doubtful accounts in an amount that Management considers sufficient to cover expected losses (see Note 10 (c)), based on an analysis of trade receivables, in accordance with the accounting policy stated in Notes 3.3 and 3.5.

The methodology for determining such losses requires significant estimates, considering several factors, among which an evaluation of receipts history, current economic trends, aging of the accounts receivable portfolio and expectation of future losses. Although the Company believes that the assumptions used are reasonable, the actual results may be different.

(b)	Intangible assets arising from concession agreements

Intangible assets are those arising from concession contracts, and the main costs are transferred from the Contract Asset, as described in Note 3.8.

Intangible assets under Concession Agreements, Service Agreements and Program Contracts are amortized on a straight-line basis according to the period of the contract or the useful life of the asset or contract period, the lowest of them. Additional information on the accounting for intangible assets arising from concession agreements is described in Notes 3.10 and 15.

The recognition of the fair value of the intangible assets arising from an exchange for an asset, involving concession agreements is subject to assumptions and estimates, and the use of different assumptions may affect the accounting records. Different assumptions and future changes in the useful life of these intangible assets may have significant impacts on the result of the operations.

(c)	Pension plan obligations – Pension plans

The Company sponsors a defined benefit plan and defined contribution plan, as described in Notes 3.20 and 23.

F-51

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

Defined pension plan obligations recognized in the statement of financial position consist of the present value of the defined benefit obligation on the reporting date less the fair value of the plan’s assets. The obligation of such benefit is calculated on an annual basis by independent actuaries, using the projected credit unit method. The present value of the defined benefit obligation is determined by discounting estimated future cash outflows, using interest rates compatible with market returns, which are denominated in the currency in which benefits will be paid and with maturity terms close to those of corresponding pension plan obligation.

(d)	Deferred income tax and social contribution

The Company recognizes and settles taxes on income based on the results of operations calculated according to Brazilian Corporation Law, taking into consideration the provisions of the tax laws. Deferred tax assets and liabilities are recorded based on the differences between the accounting balances and the tax bases of the assets and liabilities.

The Company regularly reviews the recoverability of deferred tax assets and recognizes a provision for impairment if it is probable that these assets will not be realized, based on the historic taxable income, on the projection of future taxable income and on the estimated period for reversing the temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in a provision for impairment of all or a significant part of the deferred tax asset. Additional information on deferred taxes is described in Notes 3.18 and 21.

(e)	Provisions

The provisions for civil, labor, environmental and tax risks are created based on Notes 3.16 and 22. Judgments regarding future events may significantly differ from actual estimates and exceed the amounts provisioned. The provisions are revised and adjusted taking into consideration changes in the circumstances involved.

(f)	Unbilled revenue

Unbilled revenue corresponds to services rendered for which readings have not been made yet. They are recognized based on monthly estimates calculated according to the historical average billing of the respective bill. Additional information on revenue and accounts receivable are described in Notes 3.4 and 10.

7	Cash and cash equivalents

	Parent Company		Consolidated
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Cash and banks	30,382	31,041	31,784	31,187
Cash equivalents	1,650,822	807,297	1,650,822	807,297
Total	1,681,204	838,338	1,682,606	838,484

Cash and cash equivalents include cash, bank deposits, and high-liquidity short-term financial investments, mainly represented by repurchase agreements, fund shares (accruing CDI interest rates), and CDBs, whose original maturities or intention of realization are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

F-52

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

As of December 31, 2024, the average yield of cash equivalents corresponded to 96.83% of CDI (96.25% as of December 31, 2023).

8	Financial investments

(a)	Current

The Company has financial investments in CDB, with daily liquidity, which it does not intend to use in the next three months, as shown below:

	Parent Company		Consolidated
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Banco BV	298	322,240	298	322,240
Banco Bradesco S/A	1,442,159	643,445	1,442,159	643,445
Banco BTG Pactual S/A	226,819	449,241	226,819	449,241
Brazilian Federal Savings Bank	828,720	-	828,720	-
Banco do Brasil S/A	1,355	1,010,995	7,020	1,011,826
Banco Santander	1,194,678	-	1,194,678	-
	3,694,029	2,425,921	3,699,694	2,426,752

As of December 31, 2024, the average yield of the financial investments corresponded to 101.0% of CDI (103.3% as of December 31, 2023).

(b)	Noncurrent

The Company has investments in Financial Bills (LF) with a yield of 102.0% of the CDI, as shown in the table below:

	Parent Company and Consolidated
	December 31, 2024	December 31, 2023
Banco Itaú S/A	769,057	-
	769,057	-

F-53

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

9	Restricted cash

	Parent Company and Consolidated
	December 31, 2024	December 31, 2023

Agreement with the São Paulo Municipal Government (i)	27,502	47,749
Agreement with the São Paulo Municipal Government (ii)	4,544	-
Brazilian Federal Savings Bank – escrow deposits	235	365
Other	5,434	6,830
	37,715	54,944

(i)	Amount deducted from the transfer of 7.5% of the revenue earned in the municipality to the Municipal Fund for Environmental Sanitation and Infrastructure (FMSAI), due to eventual amounts unpaid by direct management bodies, foundations, and government agencies, as established in the agreement entered into with São Paulo Municipal Government (PMSP).
(ii)	Amount deducted from the percentage transfer of the revenue earned in the Municipality to FMSAI, due to eventual amounts unpaid by direct management bodies, foundations, and government agencies, as established in the agreement entered into with URAE-1, referring to the São Paulo Municipal Government (PMSP).

10	Trade receivables

(a)	Statement of financial position details

	Parent Company		Consolidated
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Private sector:
General (i) and special customers (ii)	2,404,631	2,199,475	2,409,094	2,200,921
Agreements (iii)	659,778	839,010	659,778	839,010

	3,064,409	3,038,485	3,068,872	3,039,931
Government entities:
Municipal	689,688	623,434	690,010	623,601
Federal	5,297	8,036	5,303	8,036
Agreements (iii)	370,823	374,372	370,823	374,372

	1,065,808	1,005,842	1,066,136	1,006,009
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	4,744	4,343	4,744	4,343
São Caetano do Sul	11,773	45,333	11,773	45,333
São Caetano do Sul - Agreement	65,213	-	65,213	-

Total wholesale customers – Municipal governments	81,730	49,676	81,730	49,676

Unbilled supply	1,252,012	1,136,604	1,253,826	1,138,316

Subtotal	5,463,959	5,230,607	5,470,564	5,233,932
Allowance for doubtful accounts	(1,248,209)	(1,377,209)	(1,248,209)	(1,377,209)

Total	4,215,750	3,853,398	4,222,355	3,856,723

Current	3,887,952	3,580,962	3,894,557	3,584,287
Noncurrent	327,798	272,436	327,798	272,436

Total	4,215,750	3,853,398	4,222,355	3,856,723

(i)	General customers - residential and small and mid-sized companies;
(ii)	Special customers – large consumers, commercial industries, condominiums and special billing customers (fixed demand agreements, industrial waste, wells, among others);
(iii)	Agreements - installment payments of past-due receivables, plus inflation adjustment and interest, according to the agreements; and
(iv)	Wholesale basis customers - municipal governments. This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing, and charging final customers.

F-54

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

(b)	The aging of trade receivables is as follows:

	Parent Company		Consolidated
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Current	2,975,756	2,635,280	2,979,496	2,723,975
Past-due:
Up to 30 days	636,024	627,472	637,375	627,986
From 31 to 60 days	302,595	271,476	303,238	271,476
From 61 to 90 days	177,481	181,639	177,777	181,639
From 91 to 120 days	168,246	127,421	168,515	127,421
From 121 to 180 days	240,724	290,610	241,030	290,610
From 181 to 360 days	47,992	57,289	47,992	57,289
Over 360 days	915,141	1,039,420	915,141	953,536
Total past-due	2,488,203	2,595,327	2,491,068	2,509,957
Total	5,463,959	5,230,607	5,470,564	5,233,932

F-55

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

(c) Allowance for doubtful accounts

	Parent Company		Consolidated
Changes in assets	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Balance at the beginning of the period	1,377,209	1,428,517	1,377,209	1,428,517
Creation/(reversal) of losses	41,793	21,103	41,793	21,103
Recoveries	(170,793)	(72,411)	(170,793)	(72,411)
Balance at the end of the period	1,248,209	1,377,209	1,248,209	1,377,209

	Parent Company		Consolidated
Reconciliation of estimated/historical losses at the result	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Write-offs	(684,918)	(703,325)	(685,581)	(703,325)
(Losses)/reversal with state entities – related parties	(1,208)	(903)	(1,208)	(903)
(Losses)/reversal with the private sector/government entities	(41,793)	(21,103)	(41,793)	(21,103)
Recoveries	170,793	72,411	170,793	72,411
Amount recorded as expense (Note 31)	(557,126)	(652,920)	(557,789)	(652,920)

The Company does not have customers individually accounting for 10% or more of its total revenues.

(d)	Judicial Payment Orders

The Company has judicial payment order issued as a result of final and unappealable lawsuits for the collection of unpaid water and sewage bills from public entities. These bills are considered allowance for doubtful accounts (PECLD) in their entirety, and the updated values of said bills, calculated according to the respective registered warrants, are not recognized due to uncertainties regarding their realization.

As of December 31, 2024, the Company has judicial payment order issued in its favor, currently totaling R$ 2,967,308 (R$ 3,085,265 as of December 31, 2023), which, as mentioned above, are fully provisioned at their original value and do not have their respective updates recognized in the financial statements.

The reversal of the PECLD for the original bills and their update are recognized when uncertainties regarding their realization are mitigated, i.e. when the realization value becomes determinable due to the predictability of the commencement of its receipt or when negotiated with third parties.

F-56

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

The Company’s judicial payment order are as follows:

	Parent Company and Consolidated
Debtor	December 31, 2024	December 31, 2023
Municipality of São Paulo	2,898,210	3,042,927
Municipality of Cotia	-	15,456
Municipality of Ferraz de Vasconcelos	22,883	-
Municipality of Cachoeira Paulista	12,608	14,964
Municipality of Agudos	14,039	-
Other	19,568	11,918
Total	2,967,308	3,085,265

Additionally, the Company negotiated judicial payment order for overdue bills with the municipalities of Guarulhos, Santo André, and Mauá in previous fiscal years, which are currently suspended as they serve as collateral for the provision of services in these municipalities.

As of May 09, 2024, the Board of Directors approved the adherence to the Notice for agreement 1/2024 from the Municipality of São Paulo (PMSP), whose adherence deadline ended on June 30, 2024. The objective of said Notice was the presentation of direct agreement proposals by holders of registered warrants.

For the adherence to be effective, approval by the Judicial Payment Order Conciliation Chamber of the Municipal Attorney General Office (PGM) and other subsequent procedures according to the Notice would be required. SABESP could withdraw the proposal at any time, provided it is before the payment made by the Board of Registered Warrants Executions and Calculations of the São Paulo State Court of Justice (DEPRE TJSP), as provided in the Notice.

As of October 21, 2024, the Judicial Payment Orders Conciliation Chamber of the Attorney General Office of the Municipality of São Paulo approved part of the agreement proposals submitted by SABESP for the settlement of judicial payment orders credits under the Notice for agreement 1/2024.

The restated amounts of the judicial payment orders, object to the approved agreements, total R$ 701 million. A discount rate will be applied to these amounts based on the chronological order of payment, as outlined in item 1 of the Notice, and according to the calculations to be carried out by DEPRE TJSP, as follows: (i) 20% for credits from 2009 and 2010; (ii) 25% for credits from 2011 and 2012; (iii) 30% for credits from 2013 and 2014; (iv) 35% for credits from 2015 to 2019; and (v) 40% for credits from 2020 to 2024.

In late January 2025, the Municipal Government of São Paulo raised objections to the calculations made by DEPRE/TJSP, contesting the income tax percentage used, both in the tax base and the applied rate. As a result, given the uncertainty generated by the objection, it is not possible to identify a reasonable expectation for determining the amount to be realized. Therefore, no entry was recorded until December 31, 2024.

F-57

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

In the first three months of 2025, the Company received R$ 55,399 million related to this agreement.

11	Related-party balances and transactions

(a)	São Paulo State

(i)	Accounts receivable, interest on capital, revenue, and expenses

	Parent Company		Consolidated
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Accounts receivable
Current:
Sanitation services (ii)	173,434	169,508	173,466	169,515
Allowance for losses	(51,706)	(50,498)	(51,706)	(50,498)
Reimbursement of additional retirement and pension benefits paid (G0):
- Monthly flow (iii) and (iv)	84,973	36,241	84,973	36,241
- GESP Agreement – 2015 (vi)	112,813	106,022	112,813	106,022
Total current	319,514	261,273	319,546	261,280

Noncurrent:
Agreement for the installment payment of sanitation services	1,361	1,361	1,361	1,361
Reimbursement of additional retirement and pension benefits paid (G0):
- GESP Agreement – 2015 (vi)	907,514	933,911	907,514	933,911

Total noncurrent	908,875	935,272	908,875	935,272
Total receivables	1,228,389	1,196,545	1,228,421	1,196,552

Assets:
Sanitation services	123,089	120,371	123,121	120,378
Reimbursement of additional retirement and pension benefits paid (G0)	1,105,300	1,076,174	1,105,300	1,076,174
Total	1,228,389	1,196,545	1,228,421	1,196,552

Liabilities:
Dividends and interest on capital payable	458,985	420,564	458,985	420,564

	Parent Company		Consolidated
	2024	2023	2024	2023

Revenue from sanitation services	891,101	775,981	891,312	775,988
Payments from related parties	(843,026)	(741,089)	(843,026)	(741,089)

Payment received from reimbursement referring to Law 4,819/1958	(178,941)	(189,713)	(178,941)	(189,713)

F-58

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

The information below refers to the Parent Company’s and Consolidated’s balances and transactions.

(ii)	Sanitation services

The Company provides water supply and sewage services to the São Paulo State Government and other companies related to it, in terms and conditions deemed by Management as usual market terms and conditions, except for the settlement of credits, which may be made according to item (iii) of this Note.

(iii)	Reimbursement of additional retirement and pension benefits paid

Refers to additional retirement and pension benefits provided for in State Law 4,819/1958 ("Benefits") paid by the Company to former employees or pensioners, referred to as G0. Under the GESP Agreement executed in 2001, the São Paulo State acknowledges being responsible for the charges arising from the Benefits, provided that the payment criteria established by the State Personnel Expenses Department (DDPE) be met, based on legal guidance of the Legal Counsel of the Treasury Department and the State Attorney General Office (PGE). As explained in item (iv), the São Paulo State’s validation of the amounts due to the Company because of the Benefits found divergences regarding the calculation and eligibility criteria of the Benefits applied by the Company. See additional information about G0 in Note 24 (ii). As a result of a court decision, SABESP is responsible for the payments.

(iv)	Disputed amounts

As of November 17, 2008, the Company and the São Paulo State signed the Third Amendment to the GESP Agreement, when the disputed and undisputed amounts were calculated. The amendment established the efforts to calculate the Disputed Amount of the Benefits. According to clause four of such instrument, the Disputed Amount consists of the difference between the Undisputed Amount and the amount actually paid by the Company as additional retirement and pension benefits provided for in Law 4,819/1958, for which the State was originally responsible for because of a court decision.

By entering into the Third Amendment, the State Attorney General Office (PGE) agreed to reassess the differences that gave rise to the Disputed Amount of the benefits provided for in Law 4,819/1958. At the time, this expectation was based on the willingness of the PGE to reassess the matter and the implied right of the Company to the reimbursement, including based on opinions from external legal counsel.

However, the recent opinions issued by the PGE received on September 04 and 22, 2009 and January 04, 2010, denied the reimbursement of the portion previously defined as Disputed Amount.

The third amendment also provides for the regularization of the monthly flow of benefits. While SABESP is responsible for the monthly payments, the São Paulo State shall reimburse the Company based on the criteria identical to those applied in the calculation of the Undisputed Amount. Should there be no preventive court decision, the State will directly assume the monthly payment flow of the portion deemed undisputed.

F-59

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

Even though the negotiations with the State are still in progress, it is not possible to ensure that the Company will recover the Disputed Amount in a friendly way.

Continuing the actions that aim to recover the credit that Management understands to be owed by the São Paulo State, related to the divergences in the reimbursement of the additional retirement and pension benefits paid by the Company, SABESP: (i) on March 24, 2010, addressed a message to the then Controlling Shareholder by sending a letter resolved by the Executive Board proposing that the matter be discussed at B3’s Arbitration Chamber; (ii) in June 2010, sent to the Treasury Department a proposal of an agreement to settle said pending matters. The proposal was not accepted; (iii) on November 9, 2010, filed a lawsuit against the São Paulo State seeking full reimbursement of the amounts paid as benefits provided for in Law 4,819/1958 to settle the Disputed Amount under discussion between the Company and the São Paulo State. Despite the lawsuit, the Company will insist on reaching an agreement during the course of the lawsuit, as it believes that a reasonable agreement is better for the Company and its shareholders than waiting for the end of the lawsuit.

As of December 31, 2024 and 2023, the disputed amounts between SABESP and the São Paulo State, referring to additional retirement and pension benefits paid (Law 4,819/1958), totaled R$ 1,685,493 and R$ 1,583,449, respectively, for which allowances for doubtful accounts were created for the total amount.

(v)	Actuarial Liability

The Company recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees, and pensioners of the G0 Plan. As of December 31, 2024 and 2023, the amounts corresponding to such actuarial liability were R$ 1,931,145 and R$ 2,098,622, respectively. For detailed information on additional retirement and pension benefits, see Note 24.

(vi)	GESP Agreement – 2015

As of March 18, 2015, the Company, the São Paulo State and DAEE, through the Department of Sanitation and Water Resources, entered into an Agreement totaling R$ 1,012,310, R$ 696,283 of which referring to the principal of the Undisputed Amount mentioned in item (iii) and R$ 316,027 to the inflation adjustment of the principal until February 2015.

The principal will be paid in 180 installments, as follows:

•	The first 24 installments were settled upon the transfer of 2,221,000 preferred shares issued by Companhia de Transmissão de Energia Elétrica Paulista (CTEEP), totaling R$ 87,174, based on the share closing price of March 17, 2015, which were sold on April 20, 2016; and

•	The amount of R$ 609,109 is being paid in 156 monthly installments, adjusted by the IPCA until the initial payment date, i.e. April 5, 2017. As of this date, the installments are being adjusted by IPCA plus a simple interest of 0.5% per month.

F-60

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

As of July 22, 2022, the decision regarding the lawsuit that challenged the possibility of transferring the reservoirs was published in the State Official Gazette, preventing the transfer of the reservoirs to SABESP. Accordingly, as provided for in the agreement, the São Paulo State will pay SABESP, in addition to the principal, an inflation adjustment of R$ 316,027 (restated until February 2015) in 60 installments, beginning in April 2030. The amount will be adjusted by IPCA until the initial date of the payments and, as of that date, IPCA plus simple interest of 0.5% per month will be levied on the amount of each installment.

In July 2022, R$ 325,561 referring to the adjustment for inflation until that date was recorded at present value.

As of December 31, 2024, the balance receivable was R$ 112,813 in current assets (R$ 106,022 as of December 31, 2023) and R$ 907,514 in noncurrent assets (R$ 933,911 as of December 31, 2023).

(b)    Agreements with reduced tariffs for State Entities that join the Rational Water Use Program (PURA)

The Company has agreements with government entities related to the São Paulo State Government that benefit them with a 25% discount on water supply and sewage services tariffs when they are not in default. These agreements provide for the implementation of the rational water use program, which provides for water consumption reduction.

(c)	Guarantees

The São Paulo State provides guarantees for some of the Company’s borrowings and financing and does not charge any related fees. See Note 18.

(d)    Personnel assignment agreement among entities related to the São Paulo State Government

The Company had personnel assignment agreements with entities related to the São Paulo State Government, whose expenses were fully charged.

In 2024, expenses with employees assigned to other state entities totaled R$ 5,669 (R$ 8,165 in 2023).

No expenses with employees from other entities assigned to the Company were recorded in 2024 and 2023. Due to the privatization, this practice no longer exists after this event.

(e)	Non-operating assets

As of December 31, 2024 and December 31, 2023, the Company had an amount of R$ 3,613 related to land and lent structures.

(f)	Use of Reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. (EMAE) planned to receive the credit and obtain financial compensation for alleged past and future losses in electricity generation arising from water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance, and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

As of October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Covenants to fully and completely settle the disputes and SABESP will continue using the reservoirs.

F-61

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

As of December 31, 2024, the balance of the agreement totaled R$ 9,434 and R$ 104,489 (R$ 8,876 and R$ 99,279 as of December 31, 2023), recorded in Other liabilities, under current and noncurrent liabilities, respectively.

As of August 02, 2024, the São Paulo State Government completed the sale of its equity interest in EMAE, which has not been considered a related party to the Company since that date.

(g)	SABESPREV

The Company sponsors a defined benefit plan (G1 Plan), which is operated and administered by SABESPREV. As of December 31, 2024, this plan had a surplus of R$ 132,244. The net actuarial liability recognized until December 31, 2024, totaled R$ 44,249. See Note 24.

(h)    Compensation of the Fiscal Council and Management

The compensation of the Executive Officers, members of the Audit Committee, Boards of Directors, and Fiscal Councils of the Companies controlled by the São Paulo State complies with the guidelines defined at the Annual Shareholders’ Meeting held on April 25, 2024.

In addition to the monthly compensation, the members of the Board of Directors, Fiscal Council, and Executive Board receive an annual reward equivalent to a monthly fee, calculated on a prorated basis referring to fees in effect, in December of each year. The purpose of this reward is to define a compensation similar to the Christmas bonus paid to the Company’s registered employees, given that the relationship of Management with the Company has a statutory nature.

Benefits paid to Executive Officers only - meal vouchers, food vouchers, health insurance, private pension, daycare assistance, annual leave (with the characteristic of paid leave for thirty (30) calendar days, including vacation bonuses granted under the same criteria offered to employees, paid at the time of the leave), and FGTS.

SABESP pays bonuses for purposes of compensation of its Executive Officers, under the guidelines approved at the latest General Shareholders' Meeting, such as a motivation policy, provided that the Company actually calculates quarterly, semi-annual, and annual profits, and distributes mandatory dividends to shareholders, even if in the form of interest on capital. Annual bonuses cannot exceed six times each Executive Officer’s monthly compensation or 10 % of the interest on capital paid by the Company, prevailing the shortest amount.

With the completion of the privatization process, the Company no longer has a controlling shareholder. As a result, the expenses related to the compensation of the members of the Fiscal Council, appointed by GESP (the controlling shareholder at the time), and Management totaled R$ 8,550 in 2023.

Additional amounts of R$ 2,043 and R$ 1,885, referring to the executive officers’ bonus program, were recorded in 2024 and 2023, respectively.

F-62

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

(i)	Loan agreement through credit facility

Águas de Andradina

The Company entered into a loan agreement through a credit facility with SPE Águas de Andradina S/A to finance the operations of that company.

As of December 31, 2024, the balance of principal and interest of this agreement was R$ 4,007, recorded under “Other assets” in the current assets line (R$ 694 and R$ 2,814, in current and noncurrent assets, respectively, as of December 31, 2023), at CDI + 3% p.a.

This agreement was executed on August 17, 2021. The amount of principal, adjustment, accrued interest, and any other taxes must be paid in full by August 31, 2025.

SABESP Olímpia

The Company formalized a loan agreement through a credit facility with SABESP Olímpia S/A, making available the necessary funds for the payment of the installments of the Fixed Concession Fee to the Municipality of Estância Turística de Olímpia, which was a prerequisite for the signing of the water and sewage concession agreement.

As of December 31, 2024, the balance of principal and interest of this agreement was R$ 2,934 and R$ 85,977, recorded under “Other assets” in current and noncurrent assets, respectively (R$ 78.611 in noncurrent assets as of December 31, 2023), at CDI + 2% p.a.

The agreement referring to the first installment was executed on September 26, 2023. The principal plus the accumulated interest on it, along with the second installment of the concession fee, of R$ 80,707, will be used for capital increase in SABESP Olímpia.

(j)	FEHIDRO

In April 2021, the Company formalized three financing agreements under the State Fund for Water Resources (FEHIDRO). The funds are aimed at the execution of works and sewage services in the municipalities of São Paulo, Itapecerica da Serra, and Vargem Grande Paulista. The investment totaled R$ 10.8 million, of which R$ 8.7 million, or 80% of the total, is financed by FEHIDRO, and R$ 2.1 million, or 20% of the total, by SABESP. The financing interest rate is 3.00% p.a., with a total term of 59 months, 18 months of which corresponding to the grace period, and 41 months to amortization.

As of December 31, 2024, the balance of these financings was R$ 2,799, recorded under the “Other” line in borrowings and financing (R$ 1,278 as of December 31, 2023).

(k)	Privatization Process

According to Article 7 of Law 9,361/1996, the controlling shareholder will be reimbursed, upon the privatization, for the contracting of independent audit firms, law firms, opinions, or specialized studies necessary to the privatization.

The amount to be reimbursed by the São Paulo State as of December 31, 2024 was R$ 99,653, recorded under “Other assets”.

F-63

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

(l)	Equatorial S.A.

In July 2024, Equatorial Participações e Investimentos IV S.A., controlled by Equatorial S.A., acquired shares representing 15% (fifteen percent) of the share capital of SABESP. In December 2024, Equatorial S.A. absorbed its subsidiary, becoming the direct holder of the equity stake in SABESP. As of December 31, 2024, the balance of dividends and interest on capital payable was R$ 341,272.

12	Investments

The Company holds interests in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management matters, however, it cannot use such power of veto in a way to affect the returns over the investments, implying a mutually shared control (joint venture – CPC 19 (R2)), except when SABESP Olímpia, in which the Company holds a stake of 100% and meets the control requirements, thus consolidating this SPE, according to the Accounting Policy described in Note 3.1.

1. Sesamm

As of August 15, 2008, Sesamm – Serviços de Saneamento de Mogi Mirim S/A was incorporated for a 30-year term from the signature date of the concession agreement with the municipality, to provide services to complement the implementation of the sewage removal system and the implementation of the operation of the sewage treatment system in the municipality of Mogi Mirim, including the disposal of solid waste.

As of December 31, 2024, the company’s share capital was R$ 19,532, divided into 19,532,409 registered common shares with no par value, of which SABESP holds an interest of 36%, while GS Inima holds an interest of 64%.

The operations started in June 2012.

2. Águas de Andradina

As of September 15, 2010, Águas de Andradina S/A was incorporated for an indefinite term, to provide water supply and sewage services to the municipality of Andradina.

As of December 31, 2024, the company’s share capital was R$ 17,936, divided into 17,936,174 registered common shares with no par value, of which SABESP holds an interest of 30%, while Iguá holds an interest of 70%.

The Company pledges 100% of the interest held in Águas de Andradina as a guarantee for the issue of Letters of Guarantee with BNDES.

The operations started in October 2010.

3. Águas de Castilho

As of October 29, 2010, Águas de Castilho was incorporated to provide water supply and sewage services in the municipality of Castilho.

F-64

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

As of December 31, 2024, the company’s share capital was R$ 2,785, divided into 2,785,276 registered shares with no par value, of which SABESP holds an interest of 30%, while Iguá holds an interest of 70%.

The Company pledges 100% of the interest held in Águas de Castilho as a guarantee for the issue of Letters of Guarantee with BNDES.

The operations started in January 2011.

4. Attend Ambiental

As of August 23, 2010, Attend Ambiental S/A was incorporated to implement and operate a pre-treatment station of non-domestic effluents and sludge transportation in the metropolitan region of São Paulo, as well as the development of other related activities and the creation of similar infrastructures in other locations in Brazil and abroad.

As of December 31, 2024, the company’s share capital was R$ 23,494, divided into 37,677,245 registered common shares with no par value, of which SABESP holds an interest of 45%, while Estre holds an interest of 55%.

The operations started in December 2014.

5. Aquapolo Ambiental

As of October 8, 2009, Aquapolo Ambiental was incorporated with the purpose of producing, supplying, and selling reuse water to Quattor Química S/A; Quattor Petroquímica S/A; Quattor Participações S/A and other companies that are part of the Petrochemical Center of Capuava and the São Paulo ABC region.

As of December 31, 2024, the company’s share capital was R$ 36,412, divided into 42,419,045 registered common shares with no par value, of which SABESP holds an interest of 49%, while GS Inima Industrial holds an interest of 51%.

The Company pledges 100% of the interest held in Aquapolo Ambiental S/A as a guarantee for the borrowing obtained through a debenture issue.

The operations started in October 2012.

6. Paulista Geradora de Energia

As of April 13, 2015, the Company acquired shares from Empresa Paulista Geradora de Energia S/A, jointly with Servtec Investimentos e Participações Ltda. (Servtec) and Tecniplan Engenharia e Comércio Ltda. (Tecniplan), whose purpose is the implementation and commercial exploration of hydraulic potentials in Small Hydroelectric Power Plants (SHPPs) located at the Guaraú and Vertedouro Cascata Water Treatment Stations.

As of December 31, 2024, the company’s share capital was R$ 28,989, divided into 288,988,640 registered common shares with no par value, of which SABESP holds an interest of 25%, Servtec 37.5%, and Tecniplan 37.5%.

F-65

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

The operations started in December 2023.

7. Cantareira SP Energia

As of October 28, 2022, Cantareira SP Energia S/A was created with the purpose of developing, producing, and selling photovoltaic energy; selling and purchasing energy; renting, loaning, and leasing own or third-party assets; operating and maintaining energy generation plants; and holding an interest in other companies.

As of December 31, 2024, the company’s share capital was R$ 1,000, divided into 1,000,000 registered common shares with no par value, of which SABESP holds an interest of 49%, while Pacto SP Energia I Ltda. holds an interest of 51%.

As of December 31, 2024, operations had not started yet.

8. Barueri Energia Renovável (former FOXX URE-BA Ambiental S/A)

As of December 22, 2022, SABESP acquired shares from FOXX URE-BA Ambiental S/A, for R$ 40,000 for the acquisition of 20% of the company’s share capital, corresponding to R$ 13,852. The difference paid, of R$ 26,148, was recorded in intangible assets under “Right of use – Investments”. The business purpose of Barueri Energia Renovável is to provide services, under a concession regime, related to the treatment and final disposal of solid urban waste, including all waste from domestic and commercial collection, sweeping, pruning, cleaning of streets and other public highways, and the urban drainage system, the provision of these services and related activities to third parties with which it has executed contracts for such a purpose, including investments and works of the treatment unit, implemented and operated by the company, for the treatment and final disposal of waste, operation of revenue sources, carbon credits, and the byproduct resulting from the treatment process and final disposal of urban solid waste, as well as selling electricity.

As of December 31, 2024, the company’s share capital was R$ 274,755, divided into 274,754,806 registered common shares with no par value, of which SABESP holds an interest of 20%, while FOXX Inova Ambiental S/A holds an interest of 80%.

9. Infranext Soluções em Pavimentação S/A

As of December 07, 2022, SPE Infranext Soluções e Pavimentação S/A was created to sell cold asphalt and related products, provide related services, make investments, and hold interest in other companies.

As of December 31, 2024, the company’s share capital was R$ 7,050, divided into 7,050,000 registered common shares with no par value, and can be increased up to R$ 12,000, divided into 12,000,000 registered common shares with no par value, of which SABESP holds an interest of 45% and DVS – Locação de Equipamentos Ltda. holds 55%.

As of December 31, 2024, operations had not started yet.

10. SABESP Olímpia S/A

As of August 11, 2023, SABESP Olímpia S/A was incorporated with the corporate purpose of providing public water supply and sewage services in the municipality of Olímpia/SP, under the Concession Agreement resulting from the Bid Notice 02/2023.

F-66

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

As of December 31, 2024, the company’s share capital was R$ 811, divided into 811.121 registered common shares with no par value, of which SABESP holds an interest of 100%.

The operations started in December 2023.

Interest held in investees

The Company holds equity interest valued by the equity accounting in the following investees:

	Equity		Contribution	Dividends	Profit (loss) for the year
	December 31, 2024	December 31, 2023	2024	2024	2024	(*)	2023
Sesamm	75,307	61,275	-	(4,677)	18,709	-	20,389
Águas de Andradina	37,959	34,088	-	(1,068)	4,939	-	3,311
Águas de Castilho	8,782	12,784	-	(6,157)	2,155	-	1,997
Attend Ambiental	55,162	43,263	-	(6,987)	18,886	-	17,749
Aquapolo Ambiental	116,688	102,442	-	(26,758)	41,004	-	37,516
Paulista Geradora de Energia - PGE (**)	27,004	42,307	-	-	(443)	-	1,728
Cantareira SP Energia	10,613	10,650	-	-	(37)	-	(464)
Barueri Energia Renovável	251,420	63,309	201,172	-	(12,477)	(584)	(1,686)
Infranext Soluções em Pavimentação	4,154	4,699	-	-	(522)	(23)	(2,351)
SABESP Olímpia	(16,766)	(3,066)	-	-	(13,700)	-	(3,877)

(*)	The amount presented refers to changes in the equity of the investee, as its financial statements for the year ended December 31, 2023 were issued after the disclosure of SABESP’s financial statements.

(**)	The reduction in Equity is due to Advances for Future Capital Increase from other investors that were not converted into share capital, totaling R$ 14,860.

The balances of investments and the respective changes are as follows:

	Parent Company
	Investments		Contribution	Dividends	Reclassification (***)	Equity accounting				Interest percentage
	December 31, 2024	December 31, 2023	2024	2024	2024	2024	Reversal	(*)	2023	December 31, 2024	December 31, 2023
Sesamm	27,111	22,059	-	(1,683)	-	6,735	-	-	7,340	36%	36%
Águas de Andradina	11,387	10,225	-	(320)	-	1,482	-	-	992	30%	30%
Águas de Castilho	2,635	3,835	-	(1,847)	-	647	-	-	599	30%	30%
Attend Ambiental	24,824	19,469	-	(3,143)	-	8,498	-	-	7,987	45%	45%
Aquapolo Ambiental	57,178	50,196	-	(13,111)	-	20,093	-	-	18,383	49%	49%
Paulista Geradora de Energia	6,750	6,861	-	-	-	(111)	-	-	432	25%	25%
Cantareira SP Energia	5,194	5,212	-	-	-	(18)	-	-	(227)	49%	49%
Barueri Energia Renovável	50,285	12,663	40,234	-	-	(2,495)	-	(117)	(2,054)	20%	20%
Infranext Soluções em Pavimentação	-	-	-	-	(608)	(235)	853	(10)	(1,058)	45%	45%
SABESP Olímpia	-	-	-	-	13,700	(13,700)	-	-	(3,877)	100%	100%
Total	185,364	130,520	40,234	(20,104)	13,092	20,896	853	(127)	28,517
Barueri Energia Renovável – Fair value (**)	24,340	25,244
Other investments	6,099	6,099
Overall total	215,803	161,863
(*)	The amount presented refers to changes in the equity of the investee, as its financial statements for the year ended December 31, 2023 were issued after the disclosure of SABESP’s financial statements.

(**)	The amount presented refers to the fair value adjustment in the acquisition of Barueri Energia Renovável in 2024.

(***)	The amount of the investee’s loss exceeding the investment was reclassified to Noncurrent Liabilities.

F-67

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

	Consolidated
	Investments		Contribution	Dividends	Reclassification (***)	Equity accounting			Interest percentage
	December 31, 2024	December 31, 2023	2024	2024	2024	2024	Reversal	(*)	2023	December 31, 2024	December 31, 2023
Sesamm	27,111	22,059	-	(1,683)	-	6,735	-	-	7,340	36%	36%
Águas de Andradina	11,387	10,225	-	(320)	-	1,482	-	-	992	30%	30%
Águas de Castilho	2,635	3,835	-	(1,847)	-	647	-	-	599	30%	30%
Attend Ambiental	24,824	19,469	-	(3,143)	-	8,498	-	-	7,987	45%	45%
Aquapolo Ambiental	57,178	50,196	-	(13,111)	-	20,093	-	-	18,383	49%	49%
Paulista Geradora de Energia	6,750	6,861	-	-	-	(111)	-	-	432	25%	25%
Cantareira SP Energia	5,194	5,212	-	-	-	(18)	-	-	(227)	49%	49%
Barueri Energia Renovável	50,285	12,663	40,234	-	-	(2,495)	-	(117)	(2,054)	20%	20%
Infranext Soluções em Pavimentação	-	-	-	-	(608)	(235)	853	(10)	(1,058)	45%	45%
Total	185,364	130,520	40,234	(20,104)	(608)	34,596	853	(127)	32,394
Barueri Energia Renovável – Fair value (**)	24,340	25,244
Other investments	6,099	6,099
Overall total	215,803	161,863

(*)	The amount presented refers to changes in the equity of the investee, as its financial statements for the year ended December 31, 2023 were issued after the disclosure of SABESP’s financial statements.

(**)	The amount presented refers to the fair value adjustment in the acquisition of Barueri Energia Renovável in 2024.

(***)	The amount of the investee’s loss exceeding the investment was reclassified to Noncurrent Liabilities.

F-68

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

As of July 02, 2024, Barueri Energia Renovável S.A. (“Barueri Energia”) issued simple debentures, not convertible into shares, with additional personal guarantees, in a single series, totaling R$ 395,000, to finance the investments expected in its business plan. SABESP pledged its shareholding as a collateral for the issue and provided an Equity Support Agreement (ESA) as security instruments, observing the limit of its shareholding to 20% of the transaction value, i.e. R$ 79,000.

13	Investment properties

	Parent Company and Consolidated
	December 31, 2023	Depreciation	December 31, 2024

Investment properties	46,678	(48)	46,630

As of December 31, 2024, the market value of these properties was approximately R$ 452,700 (R$ 393,600 as of December 31, 2023).

	Parent Company and Consolidated
	December 31, 2022	Depreciation	December 31, 2023

Investment properties	46,726	(48)	46,678

14	Contract asset

	Parent Company
	December 31, 2023	Additions (i)	Write-offs	Transfers	Transfers of works to intangible assets (ii)	December 31, 2024 (iii)

Total contract asset	7,393,096	6,670,657	(164,022)	5,796	(9,033,117)	4,872,410

	Consolidated
	December 31, 2023	Additions (i)	Write-offs	Transfers	Transfers of works to intangible assets (ii)	December 31, 2024 (iii)

Total contract asset	7,393,096	6,675,914	(164,022)	5,796	(9,033,117)	4,877,667
(i)	The largest additions in the period were located in the municipalities of São Paulo, Guarulhos, and Praia Grande, totaling R$ 2,744 million, R$ 518 million, and R$ 239 million, respectively.
(ii)	The largest transfers in the period were located in the municipalities of São Paulo, Guarulhos, and Itanhaém, totaling R$ 3,632 million, R$ 353 million, and R$ 241 million, respectively.
(iii)	The largest works were located in the municipalities of São Paulo, Guarulhos, and Francisco Morato, totaling R$ 1,165 million, R$ 418 million, and R$ 260 million, respectively.

F-69

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

As of December 31, 2024 and December 31, 2023, the contract asset had no amounts recognized as leases.

	Parent Company and Consolidated
	December 31, 2022	Additions	Transfers	Transfers of works to intangible assets	December 31, 2023

Total contract asset	8,613,968	6,026,053	384	(7,247,309)	7,393,096

(a)     Capitalization of interest and other finance charges

The Company capitalizes interest, inflation adjustments, and exchange rate changes in the contract asset during the construction period. In 2024 and 2023, the Company capitalized R$ 564,302 and R$ 638,208, respectively.

(b)	Construction margin

The Company is primarily responsible for the construction and installation of the concession infrastructure, either by using its employees or contracting third parties, and is significantly exposed to its risks and benefits. Accordingly, the Company recognizes revenue from construction services corresponding to construction costs increased by gross margin.

Constructions related to the concessions are usually performed by third parties contracted by the Company. In such a case, the margin is lower to cover administration costs and the assumption of responsibility for primary risks is lower.

In 2024 and 2023, the margin was 2.3%.

The construction margins were R$ 139,976 and R$ 125,603 in 2024 and 2023, respectively, in the consolidated, and R$ 139,856 and R$ 125,603 in 2024 and 2023, respectively, in the parent company.

F-70

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

(c)	Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company is required to expropriate third-party properties, whose owners are compensated either amicably or through court.

The costs of such expropriations are recorded in the contract asset during the execution of the works. In 2024 and 2023, expropriations totaled R$ 64,047 and R$ 58,682, respectively.

15	Intangible assets

(a)	Statement of financial position details

	Parent Company
	December 31, 2024			December 31, 2023
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	-	-	-	747,925	(241,808)	506,117
Concession agreements – economic value	-	-	-	1,686,384	(1,048,624)	637,760
Concession agreements - others	112,456	(52,964)	59,492	-	-	-
Program contracts	-	-	-	30,267,977	(9,583,480)	20,684,497
Contract Commitments	4,437,857	(588,098)	3,849,759	1,709,757	(497,731)	1,212,026
Service contracts – São Paulo	-	-	-	29,161,286	(8,967,701)	20,193,585
Concession Agreement - URAE-1	62,042,186	(22,085,992)	39,956,194	-	-	-
Software license of use	1,570,845	(932,558)	638,287	1,300,504	(787,280)	513,224
Right of use – other assets	240,106	(115,370)	124,736	217,204	(99,144)	118,060
Total	68,403,450	(23,774,982)	44,628,468	65,091,037	(21,225,768)	43,865,269

	Consolidated
	December 31, 2024			December 31, 2023
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	-	-	-	747,925	(241,808)	506,117
Concession agreements – economic value	-	-	-	1,686,384	(1,048,624)	637,760
Concession agreements – new contracts	148,000	(5,344)	142,656	148,000	(411)	147,589
Concession agreements - others	112,456	(52,964)	59,492	-	-	-
Program contracts	-	-	-	30,267,977	(9,583,480)	20,684,497
Contract Commitments	4,437,857	(588,098)	3,849,759	1,709,757	(497,731)	1,212,026
Service contracts – São Paulo	-	-	-	29,161,286	(8,967,701)	20,193,585
Concession Agreement - URAE-1	62,042,186	(22,085,992)	39,956,194	-	-	-
Software license of use	1,570,845	(932,558)	638,287	1,300,504	(787,280)	513,224
Right of use – other assets	240,106	(115,370)	124,736	217,204	(99,144)	118,060
Total	68,551,450	(23,780,326)	44,771,124	65,239,037	(21,226,179)	44,012,858

F-71

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

(b)	Changes

	Parent Company
	December 31, 2023	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	Transfer to Financial Assets	December 31, 2024
Concession agreements – equity value	506,117	-	13,216	(508,709)	(22)	(10,602)	-	-
Concession agreements – economic value	637,760	(181)	13,005	(576,439)	-	(74,145)	-	-
Concession agreements - others	-	-	4,090	57,445	-	(2,043)	-	59,492
Program contracts	20,684,497	-	1,392,259	(21,469,330)	(1,020)	(606,406)	-	-
Contract Commitments	1,212,026	2,728,100	-	-	-	(90,367)	-	3,849,759
Service contracts – São Paulo	20,193,585	-	801,993	(20,278,339)	(1,327)	(715,912)	-	-
Concession Agreement - URAE-1	-	20,712	6,573,841	42,727,540	(4,449)	(911,134)	(8,450,316)	39,956,194
Software license of use	513,224	29,972	234,713	4,989	-	(144,611)	-	638,287
Right of use – other assets	118,060	84,048	-	-	(46)	(77,326)	-	124,736
Total	43,865,269	2,862,651	9,033,117	(42,843)	(6,864)	(2,632,546)	(8,450,316)	44,628,468

	Consolidated
	December 31, 2023	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	Transfer to Financial Assets	December 31, 2024
Intangible right arising from:
Concession agreements – equity value	506,117	-	13,216	(508,709)	(22)	(10,602)	-	-
Concession agreements – economic value	637,760	(181)	13,005	(576,439)	-	(74,145)	-	-
Concession agreements – new contracts	147,589	-	-	-	-	(4,933)	-	142,656
Concession agreements - others	-	-	4,090	57,445	-	(2,043)	-	59,492
Program contracts	20,684,497	-	1,392,259	(21,469,330)	(1,020)	(606,406)	-	-
Contract Commitments	1,212,026	2,728,100	-	-	-	(90,367)	-	3,849,759
Service contracts – São Paulo	20,193,585	-	801,993	(20,278,339)	(1,327)	(715,912)	-	-
Concession Agreement - URAE-1	-	20,712	6,573,841	42,727,540	(4,449)	(911,134)	(8,450,316)	39,956,194
Software license of use	513,224	29,972	234,713	4,989	-	(144,611)	-	638,287
Right of use – other assets	118,060	84,048	-	-	(46)	(77,326)	-	124,736
Total	44,012,858	2,862,651	9,033,117	(42,843)	(6,864)	(2,637,479)	(8,450,316)	44,771,124

F-72

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

As of December 31, 2024, the URAE-1 concession agreement line included leases totaling R$ 338,740 (R$ 43,738 and R$ 330,941 as of December 31, 2023, recorded under concession agreements - equity value, and program contracts, respectively).

	Parent Company
	December 31, 2022	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	December 31, 2023
Intangible right arising from:
Concession agreements – equity value (*)	499,326	22	27,774	(934)	(307)	(19,764)	506,117
Concession agreements – economic value	652,039	60	115,841	63	(119)	(130,124)	637,760
Program contracts (*)	18,337,459	159	3,337,155	93,417	(4,933)	(1,078,760)	20,684,497
Program contracts – commitments	1,264,992	-	-	-	-	(52,966)	1,212,026
Service contracts – São Paulo	17,870,451	430	3,717,006	(113,378)	(2,237)	(1,278,687)	20,193,585
Software license of use	595,404	1,397	49,533	(88)	-	(133,022)	513,224
Right of use – Other assets	75,052	108,405	-	-	(31)	(65,366)	118,060
Right of use – Investments	26,148	-	-	(26,148)	-	-	-
Total	39,320,871	110,473	7,247,309	(47,068)	(7,627)	(2,758,689)	43,865,269

	Consolidated
	December 31, 2022	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	December 31, 2023
Intangible right arising from:
Concession agreements – equity value (*)	499,326	22	27,774	(934)	(307)	(19,764)	506,117
Concession agreements – economic value	652,039	60	115,841	63	(119)	(130,124)	637,760
Concession agreements – new contracts	-	148,000	-	-	-	(411)	147,589
Program contracts (*)	18,337,459	159	3,337,155	93,417	(4,933)	(1,078,760)	20,684,497
Program contracts – commitments	1,264,992	-	-	-	-	(52,966)	1,212,026
Service contracts – São Paulo	17,870,451	430	3,717,006	(113,378)	(2,237)	(1,278,687)	20,193,585
Software license of use	595,404	1,397	49,533	(88)	-	(133,022)	513,224
Right of use – Other assets	75,052	108,405	-	-	(31)	(65,366)	118,060
Right of use – Investments	26,148	-	-	(26,148)	-	-	-
Total	39,320,871	258,473	7,247,309	(47,068)	(7,627)	(2,759,100)	44,012,858

(c)     Intangible right arising from concession agreements

The Company operates concession agreements for the provision of water supply and sewage services that define rights and obligations regarding the exploration of assets related to the provision of public services. The agreements provide for the return of the assets to the granting authority at the end of the concession period.

F-73

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

As of December 31, 2024, the Company operated in 375 municipalities in the São Paulo State, including the municipality of Olímpia (376 municipalities as of December 31, 2023). The agreement with URAE-1 includes 371 municipalities and is effective until 2060. The provision of services is remunerated in the form of tariffs and regulated by ARSESP.

Intangible rights arising from concession agreements include:

(i) Concession agreements – New Contracts

These refer to contracts awarded through bidding processes following the New Legal Sanitation Framework. This item presents the assets referring to the operation in the municipality of Olímpia. The assets are amortized over the contracted period or the useful life of the underlying assets, whichever is shorter.

(ii) Concession agreements - Others

Mainly refer to the assets of the agreement executed with the municipalities of Miguelópolis, Quintana, and Nova Guataporanga, which did not join URAE-1.

(iii) Concession agreement – URAE-1

Concession Agreement 01/2024 (Agreement) between URAE-1 and the Company became effective on July 23, 2024. URAE-1 is composed of 371 municipalities.

The agreement regulates the operation of sanitation services and establishes:

•	The services the operator must provide and the municipalities where these services must be rendered;
•	The performance indicators for the provision of sanitation services regarding the quality of services rendered, coverage of services, and losses. To meet these obligations, continuous investments are made throughout the concession term. Therefore, the assets tied to the URAE-1 concession agreement may need to be replaced several times before the end of the concession;

•	At the end of the concession, infrastructure-related assets must revert to the granting authority, subject to compensation;
•	The price is regulated through a tariff mechanism established in the concession agreements, which also defines the tariff review modalities, which should be sufficient to cover costs, the amortization of investments, and return on the capital invested.

The Agreement was executed following the New Framework for Basic Sanitation, Law 14,026/2020, which amended points in Law 11,445/2007, imposing restrictions regarding the extension of program contracts, i.e. the granting authorities can no longer contract directly and must conduct bidding processes for the services.

Under this framework, a financial asset was recognized given that there is an unconditional contractual right to receive cash or another financial asset from the grantor for construction services (indemnity), which generally must be paid before services resume, according to the contract.

F-74

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

In this new structure, considering the expiration date of the Contract, i.e. October 19, 2060, the residual values of the investments not amortized where the asset’s useful life exceeds the term of the contract will be indemnified, duly restated by the IPCA/IBGE for reversible assets and values related to work in progress that have not yet been capitalized.

Accordingly, due to the transition of the 371 agreements into a single agreement with URAE-1, since July 2024, SABESP started to recognize the financial asset that is reclassified from Intangible assets, referring to the contractual rights to receive cash (indemnity) at the end of the contract, which corresponds to investments made and not recovered, as shown in Notes 15 and 16.

Furthermore, the Agreement also provides for variable transfers to the Municipal Fund for Environmental Sanitation and Infrastructure (FMSAI) as follows:

•	São Paulo: variable during the term of the agreement, as detailed below;
•	São José dos Campos: 5%
•	Other 369 municipalities: 4%

Regarding the Municipality of São Paulo, we have the following characteristics:

(a) 7.5% of the Net Revenue between 2025 and 2040;

(b) 8% of the Net Revenue between 2041 and 2060;

(c) Of the amount mentioned in item (a), to align the implementation of municipal urban public policy with the Universalization schedule, 5.5% levied on the estimated Net Revenue for the period between 2025 and 2029 was paid by SABESP in a single installment of R$ 2,280,000 on August 22, 2024. The Municipality of São Paulo acknowledged that the amount paid represented SABESP’s settlement of its obligation regarding the early portion transferred to the Municipal Fund for Environmental Sanitation and Infrastructure (FMSAI), which will be amortized over the term of the agreement;

(d) Without prejudice to the early payment mentioned in item (c) above, to reach the total transfer percentage of 7.5% mentioned in item (a), 2.0% of Net Revenue between 2025 and 2029 will be paid by SABESP every quarter after the publication of its quarterly results;

(e) As of 2030, 7.5% of Net Revenue will be paid every quarter by SABESP until 2040, after the publication of its quarterly results; and

(f) As of 2041, 8.0% of Net Revenue will be paid every quarter by SABESP until 2060, after the publication of its quarterly results.

(iv) Service contracts – Municipality of São Paulo

Refers to the operations with the Municipality of São Paulo, with which the Company executed, along with the State, a contract to provide water supply and sewage services, on June 23, 2010, for 30 years, extendable for another 30 years. With the completion of the privatization process and the signing of the agreement with URAE-1, on July 23, 2024, the agreement with the Municipality of São Paulo is now included within URAE-1.

F-75

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

(d)	Public-Private Partnership - PPP

SABESP carries out transactions related to the Public-Private Partnership. Such transactions, along with their corresponding guarantees and obligations, are supported by a contract established based on Law 11,079/2004.

São Lourenço Production System (PPP SPSL)

In August 2013, the Company and the special purpose entity Sistema Produtor São Lourenço S/A, formed, at the time, by Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A, signed the Public-Private Partnership contracts of the São Lourenço Production System, valid for 25 years from the commencement of the works.

In May 2018, the control of SPE Sistema Produtor São Lourenço S/A was transferred to CGGC Construtora do Brasil Ltda, previously formed by Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A.

The objective of the contract is (i) the construction of a water production system, mainly consisting of a water pipeline connecting Ibiúna to Barueri, a water collection station in Ibiúna, a water treatment station in Vargem Grande Paulista and water reservoirs; and (ii) for the operation of the system to dewater, dry and provide final disposal of sludge, maintenance, and works of the São Lourenço Production System project.

The works started in April 2014 and the São Lourenço Production System (SPSL) PPP started operating on July 10, 2018.

The amounts recorded in intangible assets are as follows:

	Parent Company and Consolidated
	December 31, 2024	December 31, 2023
Alto Tietê	219,096	235,224
São Lourenço	2,386,192	2,556,002
Total	2,605,288	2,791,226

As of December 31, 2024 and December 31, 2023, the obligations assumed by the Company are as follows:

	Parent Company and Consolidated
	December 31, 2024			December 31, 2023
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities
Alto Tietê	-	-	-	52,762	-	52,762
São Lourenço	452,323	2,853,896	3,306,219	435,164	2,798,688	3,233,852
Total	452,323	2,853,896	3,306,219	487,926	2,798,688	3,286,614

F-76

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

(e)	Amortization of intangible assets

The average amortization rate totaled 2.8% and 5.4% as of December 31, 2024 and 2023, respectively. The average rate decreased after the signing of the new agreement with URAE-1, described in Note 15 (c) (iii) given that the new agreement is effective until October 19, 2060.

(f)	Leases and right of use

	Parent Company and Consolidated
Nature	December 31, 2024	December 31, 2023
Leases - Concession Agreement URAE-1
Cost	588,534	588,600
Accumulated amortization	(249,794)	(213,921)
(=) Net	338,740	374,679

Right of use – Other assets
Vehicles	216,431	205,593
Properties	22,098	11,566
Equipment	1,577	45
Accumulated amortization	(115,370)	(99,144)
(=) Net	124,736	118,060

Total - Leases and Right of use	463,476	492,739

The lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 18.

The table below shows the impact on the Company’s result:

Impact on the result
	Parent Company and Consolidated
	December 31, 2024	December 31, 2023
Right of use amortization	(114,111)	(96,429)
Financial result – interest expense and inflation adjustment	(134,509)	(75,108)
Expenses of short-term leases with low value	(28,411)	(26,776)
Reduction of profit for the period	(277,031)	(198,313)

(g)	Performance agreements

SABESP has performance agreements for the construction of assets, in which the contractor is paid for the delivery of results, not only for the execution of the construction works.

The performance agreements have three phases: (i) implementation of the scope - construction of the asset; (ii) calculation of the performance of the asset built; and (iii) payment of fixed installments.

F-77

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

SABESP monitors the performance of the agreement and recognizes the assets when future economic benefits are generated for the Company so that costs can be reliably measured. The performance value is part of the asset’s cost, as it has better performance and, consequently, generates additional future economic benefits for the Company.

The limit to be paid to the supplier corresponds to 120% of the base value of the agreement. In most agreements, when the minimum performance percentage is not reached, the amount to be paid to the supplier will be the cost of the materials used in the construction of the assets only.

The accounting balances of current agreements recorded in the contract asset and intangible assets are as follows:

	Parent Company and Consolidated
	December 31, 2024	December 31, 2023
Contract asset	380,204	183,876
Intangible assets	1,933,347	2,191,361
Total	2,313,551	2,375,237

As of December 31, 2024 and December 31, 2023, the obligations assumed by the Company are as follows:

	Parent Company and Consolidated
	December 31, 2024			December 31, 2023
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities
Total	287,109	137,441	424,550	634,501	168,298	802,799

16	Financial Asset (indemnity)

With the completion of the privatization process and signing of the agreement with URAE-1 in July 2024, resulting in a single agreement covering 371 municipalities with a new expiration day in 2060, which provided greater legal security and granting an unconditional right to receive cash at the end of the concession, the Company recognized a modification in the agreement, leading to a bifurcation of concession assets considering the contractual right that reversible and not fully amortized investments by the end of the agreement must be compensated.

The impacts of Income Tax and Social Contribution and PIS and COFINS are deferred until the time of their realization.

The change in the balance of the Financial Asset resulting from the concession agreement with URAE-1 is as follows:

	Parent Company and Consolidated
	December 31, 2023	Transfer of Intangible Asset (a)	Update of the Financial Asset (b)	December 31, 2024
Financial Asset
Concession Agreement - URAE-1	-	8,450,316	9,151,310	17,601,626
Total	-	8,450,316	9,151,310	17,601,626

(a)	Correspond to transfers (bifurcation) of intangible assets to the financial asset of the concession, which were previously recognized at their cost;
(b)	Review of the financial asset considering the restatement by the IPCA, as this is the rate used by the regulatory agency for the adjustment of assets to be compensated. A total of R$ 8,757,450 was recognized at initial bifurcation, in July 2024, with the start of the agreement with URAE-1.

F-78

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

17	Property, plant, and equipment

(a)	Statement of financial position details

	Parent Company and Consolidated
	December 31, 2024				December 31, 2023
	Cost	Accumulated depreciation	Net	Annual average depreciation rate	Cost	Accumulated depreciation	Net	Annual average depreciation rate
Land	94,751	-	94,751	-	94,228	-	94,228	-
Buildings	135,357	(47,035)	88,322	2.4%	125,672	(44,726)	80,946	2.2%
Equipment	502,967	(331,092)	171,875	13.9%	443,380	(313,193)	130,187	14.2%
Transportation equipment	35,224	(11,624)	23,600	10.2%	14,625	(10,384)	4,241	9.9%
Furniture and fixtures	41,378	(17,778)	23,600	6.7%	41,049	(15,876)	25,173	6.8%
Other	164,503	(5,103)	159,400	6.6%	140,548	(764)	139,784	6.5%
Total	974,180	(412,632)	561,548	9.6%	859,502	(384,943)	474,559	9.7%

Changes

	Parent Company and Consolidated
	December 31, 2023	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2024
Land	94,228	-	523	-	-	94,751
Buildings	80,946	7,835	1,783	-	(2,242)	88,322
Equipment	130,187	29,434	42,153	(256)	(29,643)	171,875
Transportation equipment	4,241	17,597	2,628	-	(866)	23,600
Furniture and fixtures	25,173	1,111	(517)	(31)	(2,136)	23,600
Other	139,784	44,751	(20,907)	-	(4,228)	159,400
Total	474,559	100,728	25,663	(287)	(39,115)	561,548

F-79

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

	Parent Company and Consolidated
	December 31, 2022	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2023
Land	94,228	-	-	-	-	94,228
Buildings	47,968	5,832	28,459	(14)	(1,299)	80,946
Equipment	120,865	55,449	(18,121)	(641)	(27,365)	130,187
Transportation equipment	2,495	-	2,432	-	(686)	4,241
Furniture and fixtures	23,496	6,522	(3,060)	(72)	(1,713)	25,173
Other	49,887	79,446	10,826	-	(375)	139,784
Total	338,939	147,249	20,536	(727)	(31,438)	474,559

F-80

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

18	Borrowings and financing

	Parent Company and Consolidated
Borrowings and financing outstanding balance	December 31, 2024			December 31, 2023
Financial institution	Current	Non current	Total	Current	Non current	Total
Local currency
12th issue debentures	-	-	-	45,450	22,385	67,835
18th issue debentures	-	-	-	46,962	-	46,962
22nd issue debentures	179,350	-	179,350	170,957	170616	341,573
23rd issue debentures	125,000	249,354	374,354	490,810	374,279	865,089
24th issue debentures	-	538,606	538,606	-	512,122	512,122
26th issue debentures	-	1,371,685	1,371,685	-	1,302,042	1,302,042
27th issue debentures	199,590	299,391	498,981	200,000	498,634	698,634
28th issue debentures	444,100	626,762	1,070,862	127,715	1,070,457	1,198,172
29th issue debentures	250,000	1,107,523	1,357,523	-	1,314,136	1,314,136
30th issue debentures	125,000	748,405	873,405	125,000	873,231	998,231
31st issue debentures	-	2,934,936	2,934,936	-	-	-
32nd issue debentures	-	2,496,521	2,496,521	-	-	-
Brazilian Federal Savings Bank	123,495	1,559,847	1,683,342	108,210	1,508,275	1,616,485
Brazilian Development Bank - BNDES PAC II 9751	7,348	9,131	16,479	7,286	16,316	23,602
Brazilian Development Bank - BNDES PAC II 9752	4,978	6,223	11,201	4,936	11,107	16,043
Brazilian Development Bank - BNDES ONDA LIMPA	6,855	-	6,855	27,219	6,766	33,985
Brazilian Development Bank – BNDES TIETÊ III	202,398	455,333	657,731	200,693	652,175	852,868
Brazilian Development Bank - BNDES 2015	34,436	328,772	363,208	34,146	360,021	394,167
Brazilian Development Bank - BNDES 2014	6,694	3,552	10,246	6,638	10,107	16,745
Inter-American Development Bank – IDB 2202	181,349	1,803,222	1,984,571	181,349	1,983,615	2,164,964
Inter-American Development Bank – IDB INVEST	44,300	771,201	815,501	39,550	814,840	854,390
Inter-American Development Bank – IDB INVEST 2022	18,800	419,697	438,497	14,100	438,241	452,341
Inter-American Development Bank – IDB INVEST 2023	16,450	431,410	447,860	14,100	447,791	461,891
International Finance Corporation - IFC 2022	34,200	680,626	714,826	22,800	713,910	736,710
International Finance Corporation - IFC 2023	10,000	977,574	987,574	-	986,651	986,651
International Finance Corporation - IFC 2024	-	1,048,579	1,048,579	-	-	-
Leases (Concession Agreements, Program Contracts, and Contract Asset)	108,533	208,611	317,144	49,884	259,326	309,210
Leases (others)	97,657	53,267	150,924	68,499	73,801	142,300
Other	1,868	931	2,799	3,003	2,910	5,913
Interest and other charges	548,372	-	548,372	377,398	-	377,398
Total in local currency	2,770,773	19,131,159	21,901,932	2,366,705	14,423,754	16,790,459

F-81

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

	Parent Company and Consolidated
Borrowings and financing outstanding balance	December 31, 2024			December 31, 2023
Financial institution	Current	Non current	Total	Current	Non current	Total
Foreign currency
Inter-American Development Bank - IDB 1212 – US$ 10,278 thousand (US$ 20,556 thousand in December 2023)	63,645	-	63,645	49,759	49,759	99,518
Inter-American Development Bank - IDB 4623 – US$ 156,958 thousand (US$ 152,187 thousand in December 2023)	25,577	919,189	944,766	-	712,449	712,449
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8916 - US$ 136,741 thousand (US$ 107,445 thousand in December 2023)	37,707	793,697	831,404	29,433	477,554	506,987
JICA 15 – ¥ 5,762,150 thousand (¥ 6,914,580 thousand in December 2023)	47,710	181,946	229,656	39,437	197,180	236,617
JICA 18 – ¥ 5,180,800 thousand (¥ 6,216,960 thousand in December 2023)	40,462	163,491	203,953	35,457	177,168	212,625
JICA 17 – ¥ 3,175,656 thousand (¥ 3,464,352 thousand in December 2023)	16,414	113,216	129,630	9,879	107,880	117,759
JICA 19 – ¥ 22,668,975 thousand (¥ 24,482,493 thousand in December 2023)	99,168	821,749	920,917	62,059	774,200	836,259
Interest and other charges	32,394	-	32,394	23,677	-	23,677
Total in foreign currency	363,077	2,993,288	3,356,365	249,701	2,496,190	2,745,891

Total borrowings and financing	3,133,850	22,124,447	25,258,297	2,616,406	16,919,944	19,536,350

Exchange rate as of December 31, 2024: US$ 6.1923; ¥ 0.03947 (as of December 31, 2023: US$ 4.8413; ¥ 0.03422).

As of December 31, 2024, the Company did not have balances of borrowings and financing raised during the year, maturing within 12 months.

	December 31, 2024
Financial institution	Amortized cost	Adjustment	Total

JICA 15 – ¥ 5,762,150 thousand (¥ 6,914,580 thousand in December 2023)	227,432	2,224	229,656
JICA 18 – ¥ 5,180,800 thousand (¥ 6,216,960 thousand in December 2023)	204,388	(435)	203,953
JICA 17 – ¥ 3,175,656 thousand (¥ 3,464,352 thousand in December 2023)	124,619	5,011	129,630
JICA 19 – ¥ 22,668,975 thousand (¥ 24,482,493 thousand in December 2023)	893,329	27,588	920,917
Interest and other charges	8,363	-	8,363
Total	1,458,131	34,388	1,492,519

F-82

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

Local currency	Guarantees	Maturity	Annual interest rate	Inflation adjustment

12th issue debentures	Own funds	2025	TR + 9.5%
18th issue debentures	Own funds	2024	TJLP + 1.92% (series 1 and 3) and 8.25% (series 2)	IPCA (series 2)
22nd issue debentures	Own funds	2025	CDI + 0.58% (series 1) and CDI + 0.90% (series 2) and 6.0% (series 3)	IPCA (series 3)
23rd issue debentures	Own funds	2027	CDI + 0.49% (series 1) and CDI + 0.63% (series 2)
24th issue debentures	Own funds	2029	3.20% (series 1) and 3.37% (series 2)	IPCA (series 1 and 2)
26th issue debentures	Own funds	2030	4.65% (series 1) and 4.95% (series 2)	IPCA (series 1 and 2)
27th issue debentures	Own funds	2027	CDI + 1.60% (series 1) and CDI + 1.80% (series 2) and 2.25% (series 3)
28th issue debentures	Own funds	2028	CDI + 1.20% (series 1) and CDI + 1.44% (series 2) and 1.60% (series 3)
29th issue debentures	Own funds	2036	CDI + 1.29% (series 1), 5.3058% (series 2), and 5.4478% (series 3)	IPCA (series 2 and 3)
30th issue debentures	Own funds	2029	CDI + 1.30% (series 1) and CDI + 1.58% (series 2)
31st issue debentures	Own funds	2034	CDI + 0.49 (series 1) and CDI + 1.10% (series 2) and CDI + 1.31% (series 3)
32nd issue debentures	Own funds	2026	CDI + 0.30%
Brazilian Federal Savings Bank	Own funds	2025/2042	5% to 9.5%	TR
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	TJLP + 1.92%
Brazilian Development Bank – BNDES TIETÊ III	Own funds	2028	TJLP + 1.66%
Brazilian Development Bank - BNDES 2015	Own funds	2035	TJLP + 2.18%
Brazilian Development Bank - BNDES 2014	Own funds	2026	TJLP + 1.76%
Inter-American Development Bank – IDB 2202	Government	2035	CDI + 0.86%
Inter-American Development Bank – IDB INVEST	Own funds	2034	CDI + 1.90% and CDI 2.70%
Inter-American Development Bank – IDB INVEST 2022	Own funds	2036	CDI + 2.50%
Inter-American Development Bank – IDB INVEST 2023	Own funds	2036	CDI + 0.50%
International Finance Corporation - IFC 2022	Own funds	2032	CDI + 2.00%
International Finance Corporation - IFC 2023	Own funds	2033	CDI + 2%
International Finance Corporation - IFC 2024	Own funds	2034	CDI + 0.3735%
FEHIDRO	Own funds	2035	3%
Leases (Concession Agreements, Program Contracts, and Contract Asset)		2035	7.73% to 10.12%	IPC
Leases (others)		2042	9.74% to 15.24%

F-83

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

Foreign currency	Guarantees	Maturity	Annual interest rate	Exchange rate changes	Hedge cost

Inter-American Development Bank - IDB 1212 – US$ 10,278 thousand	Government	2025	SOFR + 5.34%	US$	DI - 0.47% p.a.
Inter-American Development Bank - IDB 4623 – US$ 152,187 thousand	Government	2044	SOFR + 6.50940%	US$	DI - 0.06% p.a.
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8916 - US$ 111,425 thousand	Government	2034	SOFR + 5.89% and 6.99%	US$	DI - 0.66% p.a. and DI + 0.41% p.a.
JICA 15 – ¥ 5,762,150 thousand	Government	2029	1.8% and 2.5%	Yen	DI + 0.82% p.a.
JICA 18 – ¥ 5,180,800 thousand	Government	2029	1.8% and 2.5%	Yen	DI + 0.79% p.a.
JICA 17 – ¥ 3,320,004 thousand	Government	2035	1.2% and 0.01%	Yen	DI - 0.25% p.a.
JICA 19 – ¥ 22,668,975 thousand	Government	2037	1.7% and 0.01%	Yen	DI + 0.32% p.a.

F-84

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

(i)       Payment schedule – accounting balances as of December 31, 2024

	Parent Company and Consolidated
	2025	2026	2027	2028	2029	2030	2031 to 2044	TOTAL
LOCAL CURRENCY
Debentures	1,323,040	3,719,487	1,415,030	674,405	1,316,921	1,288,121	1,959,219	11,696,223
Brazilian Federal Savings Bank	123,495	131,136	139,242	147,721	153,538	151,203	837,007	1,683,342
BNDES	262,709	252,712	239,862	84,973	34,436	34,436	156,592	1,065,720
IDBs - National	260,899	330,209	315,069	420,959	383,238	349,769	1,626,286	3,686,429
IFCs	44,200	64,450	91,400	147,450	218,700	335,000	1,849,779	2,750,979
Leases (Concession Agreements, Program Contracts, Contract Asset, and others)	206,190	64,682	22,690	29,417	20,579	124,510	-	468,068
Other	1,868	931	-	-	-	-	-	2,799
Interest and other charges	548,372	-	-	-	-	-	-	548,372
TOTAL IN LOCAL CURRENCY	2,770,773	4,563,607	2,223,293	1,504,925	2,127,412	2,283,039	6,428,883	21,901,932
FOREIGN CURRENCY
IDB	89,222	51,155	51,155	51,155	51,155	51,155	663,414	1,008,411
IBRD	37,707	37,707	37,707	37,707	50,233	62,759	567,584	831,404
JICA	203,754	169,367	169,367	169,367	169,269	82,983	520,049	1,484,156
Interest and other charges	32,394	-	-	-	-	-	-	32,394
TOTAL IN FOREIGN CURRENCY	363,077	258,229	258,229	258,229	270,657	196,897	1,751,047	3,356,365
Total	3,133,850	4,821,836	2,481,522	1,763,154	2,398,069	2,479,936	8,179,930	25,258,297

F-85

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

(II)       Changes

	Parent Company and Consolidated
	December 31, 2023	Addition (lease)	Funding	Borrowing costs	Inflation adjustment and exchange rate changes	Fair value	Inflation adjustment / Exchange rate change - Capitalized	Exchange rate change reclassified to. OCI	Interest paid	Amortization	Accrued interest	Provision for interest and fees - capitalized	Provision for interest/rates – Reclassified to OCI	Expenses with borrowing costs	December 31, 2024

LOCAL CURRENCY
Debentures	7,534,818	-	5,440,478	(13,010)	116,330	-	25,579	-	(795,005)	(1,232,091)	801,565	169,235	-	14,124	12,062,023
Brazilian Federal Savings Bank	1,621,014	-	165,873	-	10,503	-	2,879	-	(128,418)	(112,399)	101,284	27,321	-	-	1,688,057
BNDES	1,341,472	-	-	-	7,413	-	2,518	-	(93,215)	(281,867)	67,629	24,887	-	238	1,069,075
IDB 2202	2,252,742	-	-	-	-	-	-	-	(257,571)	(181,349)	139,993	104,513	-	955	2,059,283
IDB INVEST 2020	900,367	-	-	-	-	-	-	-	(115,506)	(39,550)	15,854	93,554	-	661	855,380
IFC 2022	757,297	-	-	-	-	-	-	-	(94,577)	(22,800)	46,651	46,372	-	915	733,858
IFC 2023	1,006,642	-	-	(528)	-	-	-	-	(116,964)	-	61,841	60,871	-	1,451	1,013,313
IFC 2024	-	-	1,060,000	(11,428)	-	-	-	-	-	-	5,698	4,470	-	7	1,058,747
IDB INVEST 2022	454,543	-	-	-	-	-	-	-	(59,504)	(14,100)	59,752	-	-	256	440,947
IDB INVEST 2023	464,131	-	-	-	-	-	-	-	(59,907)	(14,100)	60,191	-	-	70	450,385
Leases (Concession Agreements, Program Contracts, and Contract Asset)	309,210	-	-	-	-	-	-	-	(104,725)	-	112,659	-	-	-	317,144
Leases (others)	142,300	84,048	-	-	-	-	-	-	(31,799)	(105,839)	62,214	-	-	-	150,924
Other	5,923	-	2,472	-	7	-	-	-	(178)	(5,625)	163	2	-	32	2,796
TOTAL IN LOCAL CURRENCY	16,790,459	84,048	6,668,823	(24,966)	134,253	-	30,976	-	(1,857,369)	(2,009,720)	1,535,494	531,225	-	18,709	21,901,932

FOREIGN CURRENCY
IDBs	819,455	-	29,428	(4,096)	196,490	-	-	26,808	(58,916)	(53,446)	57,242	-	3,609	1,259	1,017,833
IBRD	515,015	-	204,314	(2,749)	132,645	-	9	21,920	(37,492)	(32,319)	40,715	298	3,065	596	846,017
JICA	1,411,421	-	-	-	196,087	34,388	994	-	(22,917)	(150,778)	22,314	800	-	206	1,492,515

TOTAL IN FOREIGN CURRENCY	2,745,891	-	233,742	(6,845)	525,222	34,388	1,003	48,728	(119,325)	(236,543)	120,271	1,098	6,674	2,061	3,356,365
Total	19,536,350	84,048	6,902,565	(31,811)	659,475	34,388	31,979	48,728	(1,976,694)	(2,246,263)	1,655,765	532,323	6,674	20,770	25,258,297

F-86

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

Parent Company and Consolidated
	December 31, 2022	Addition (lease)	Funding	Borrowing costs	Inflation adjustment and exchange rate changes	Inflation adjustment / exchange rate change and incorporated interest - Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	December 31, 2023
LOCAL CURRENCY
Debentures	8,166,366	-	-	(2,043)	114,228	21,421	(839,833)	(741,812)	628,580	176,739	11,172	7,534,818
Brazilian Federal Savings Bank	1,526,185	-	174,058	-	22,023	5,475	(122,843)	(106,982)	98,428	24,670	-	1,621,014
BNDES	1,380,993	-	190,000	-	10,326	2,464	(97,829)	(241,992)	78,745	18,516	249	1,341,472
IDB 2202	2,450,550	-	-	-	-	-	(328,627)	(181,349)	135,524	175,689	955	2,252,742
IDB INVEST 2020	943,619	-	-	-	-	-	(138,676)	(37,340)	27,360	104,739	665	900,367
IFC 2022	774,525	-	-	-	-	-	(114,131)	(15,200)	15,029	96,160	914	757,297
IFC 2023	-	-	1,000,000	(13,652)	-	-	(2,434)	-	11,335	11,090	303	1,006,642
IDB INVEST 2022	469,327	-	-	-	-	-	(72,245)	(14,100)	71,305	-	256	454,543
IDB INVEST 2023	-	-	470,000	(1,083)	-	-	(41,022)	(7,050)	43,263	-	23	464,131
Leases (Concession Agreements, Program Contracts, and Contract Asset)	357,844	-	-	-	-	-	(54,135)	(48,634)	54,135	-	-	309,210
Leases (others)	101,374	108,405	-	-	-	-	(39,918)	(88,452)	60,891	-	-	142,300
Other	12,130	-	3,629	-	60	-	(587)	(9,884)	566	9	-	5,923
TOTAL IN LOCAL CURRENCY	16,182,913	108,405	1,837,687	(16,778)	146,637	29,360	(1,852,280)	(1,492,795)	1,225,161	607,612	14,537	16,790,459

FOREIGN CURRENCY
IDBs	532,693	-	384,824	(5,137)	(45,895)	-	(33,808)	(51,178)	36,929	-	1,027	819,455
IBRD	399,762	-	173,547	(3,032)	(30,374)	-	(22,089)	(31,009)	27,663	57	490	515,015
JICA	1,803,109	-	-	-	(231,877)	105	(26,795)	(157,785)	23,697	763	204	1,411,421
IDB 1983AB	40,194	-	-	-	(1,813)	-	(1,447)	(38,323)	909	311	169	-
TOTAL IN FOREIGN CURRENCY	2,775,758	-	558,371	(8,169)	(309,959)	105	(84,139)	(278,295)	89,198	1,131	1,890	2,745,891
Total	18,958,671	108,405	2,396,058	(24,947)	(163,322)	29,465	(1,936,419)	(1,771,090)	1,314,359	608,743	16,427	19,536,350

F-87

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

(a)	Main events in 2024

Debentures

31st Issue Debentures:

As of March 05, 2024, the Company raised R$ 2,940.5 million from the 31st issue of simple, unsecured debentures, not convertible into shares, in three series, with the following characteristics:

	Value	Rate	Maturity
Series 1	507,000	CDI + 0.49% p.a.	2029
Series 2	1,734,467	CDI + 1.10% p.a.	2031
Series 3	699,011	CDI + 1.31% p.a.	2034
Total	2,940,478

The proceeds from the issue will be used to refinance financial commitments falling due in 2024 and to recompose and reinforce the cash position. The Debentures are characterized as “ESG bonds for the use of sustainable and blue resources”, based on the Company’s commitment to allocate the equivalent amount in projects described in the Sustainable Finance Framework.

The contract has a cross acceleration clause, i.e. the early maturity of any of the Company’s debts, in an individual or aggregate amount equal to or higher than R$ 198 million, adjusted by the IPCA inflation index as of the issue date, constitutes a default event and may result in the early maturity of the Debentures.

12th Issue Debentures:

As of June 04, 2024, the Company made the early final amortization payment of the 12th issue debentures, totaling R$ 49,704.9 million, of which R$ 49,287.5 million in principal and R$ 417.4 million in interest.

23rd Issue Debentures Series 1:

As of May 10, 2024, the Company made the final amortization payment of series 1 of the 23rd issue debentures, totaling R$ 519,439.9 million, of which R$ 491,755.0 million in principal and R$ 27,684.9 million in interest.

32nd Issue Debentures:

As of September 10, 2024, the Company raised R$ 2,500.0 million from the 32nd issue of simple, unsecured debentures, not convertible into shares, in a single series, with the following characteristics:

	Value	Rate	Maturity
Single series	2,500,000	CDI + 0.30% p.a.	2026

The contract has a cross acceleration clause, i.e. the early maturity of any of the Company’s debts, in an individual or aggregate amount equal to or higher than R$ 203 million, adjusted by the IPCA inflation index as of the issue date, constitutes a default event and may result in the early maturity of the Debentures.

F-88

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

The covenants agreed upon for the 31st and 32nd Issue Debentures are:

calculated every quarter, when disclosing the quarterly information or annual financial statements:

- Net debt/adjusted EBITDA lower than or equal to 3.50;

- Adjusted EBITDA/financial expenses equal to or higher than 1.5;

Failure to comply with the financial indices above for at least two consecutive quarters, or for two non-consecutive quarters within twelve months (in which case the 30-day cure period does not apply), constitutes a default event that may lead to the early maturity of the Debentures, disposal of operating assets, termination of licenses, loss of concession or loss of the Company’s ability to execute and operate public sanitation services in areas of the São Paulo State which, individually or jointly during the term of the agreement, lead to a reduction of the Company’s net sales and/or service revenue of more than 25% (twenty-five percent). The above limit will be calculated every quarter, taking into consideration the Company’s net operating income during the twelve (12) months before the end of each quarter and using the financial information disclosed by the Company. Failure to comply with the limit above constitutes a default event that may lead to the early maturity of the Debentures.

IDB INVEST 2020:

As of February 17, 2025, the Company paid the early partial amortization of the long-term tranche, totaling
R$ 492,119, R$ 459,740 of which in principal and R$ 32,379 in interest.

Additionally, as of February 10, 2025, the spread of the medium-term tranche was renegotiated from DI + 1.90% to DI + 0.90% and became effective on February 18, 2025.

Impacts from the privatization:

The Company obtained prior and express consent through formalizations or contractual amendments to enable the change of its ownership structure without triggering the occurrence of early maturity outlined in the clauses of the respective contracts with the financial agents IDB INVEST, IBRD, IFC, JICA, BNDES, CEF, and the 22nd, 23rd, 24th, 26th, 27th, 28th, 29th, and 30th Issue Debentures.

Amendments to the contracts with IDB Invest and IDB Invest with PROPARCO were signed, changing the description and concept of Net Debt to align with the criterion already used by IFC, including in the net debt the net and low-risk financial investments, as well as considering the mark-to-market value of hedge operations on foreign currency-denominated debt.

The Indentures of the 22nd, 23rd, 24th, 26th, 27th, 28th, 29th, and 30th Issue Debentures were amended to change the definition of “Net Debt” used in the calculation of the “Net Debt/EBITDA” financial ratio, which will become effective with the following wording:

“Net Debt”: on any calculation date, means the total short-and long-term loans and financings of the Issuer less (i) accrued interest and financial charges; (ii) cash and cash equivalents; (iii) the balance of financial investments; and (iv) the net value of mark-to-market of hedge operations on foreign currency debt, to be informed by the Issuer.”

F-89

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

The 31st Issue Debentures will adopt the aforementioned definition of Net Debt, as permitted in its indenture.

FINEP:

As of April 26, 2024, the Company paid the final amortization of FINEP, totaling R$ 4,065.4, recorded under Other loans.

(b)	Lease

The Company has lease agreements signed as Assets Lease. During the construction period, work costs are capitalized to contract assets and the lease amount is recorded in the same proportion.

After startup, the lease payment period starts (240 monthly installments), and the amount is periodically restated by the contracted price index.

The amounts payable for the right of use of assets are also recorded in this line. See Note 15 (f).

(c)	Covenants

The table below shows the most restrictive covenants as of December 31, 2024.

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30

(1) The contractual definition of “Other Onerous Debts” corresponds to the sum of pension plan obligations and healthcare plan, installment payments of tax debts, and installment payments of debts with the electricity supplier.

As of December 31, 2024, and December 31, 2023, the Company met the requirements outlined by its borrowings and financing agreements.

(d)	Borrowings and financing – Credit limited

Parent Company and Consolidated
Agent	December 31, 2024
(in millions of reais (*))
Brazilian Federal Savings Bank	768
Brazilian Development Bank (BNDES)	30
Inter-American Development Bank (IDB)	886
International Bank for Reconstruction and Development (IBRD)	1,060
Banco BTG Pactual	949
Other	4
TOTAL	3,697

(*) Brazilian Central Bank’s exchange rate as of December 31, 2024 (US$ 1.00 = R$ 6.1923).

F-90

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

Financing resources contracted have specific purposes and are released for the execution of their respective investments, according to the progress of the works.

(e)	Derivative financial instruments

The Company contracted derivative financial instruments (hedge) with J.P. Morgan, which have been effective since December 12, 2024, to mitigate the exchange risk, with a corresponding CDI variation minus an interest percentage, as described in Note 5.1. As of December 31, 2024, 13 swap transactions were in effect, with a notional value of US$ 303,977 thousand and ¥ 36,787,581 thousand to hedge the interest rate and exchange rate changes, converting the financial charges into an average cost of approximately CDI - 0.36% p.a. For further details, see Note 5.1 (d).

19	Taxes and contributions

(a)	Current assets

	Parent Company		Consolidated
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Taxes recoverable
Income tax and social contribution	752,355	462,642	752,355	462,642
Withheld income tax (IRRF) on financial investments	45,907	29,953	45,921	29,955
Other federal taxes	2,535	2,050	2,535	2,050
Total	800,797	494,645	800,811	494,647

(b)	Current liabilities

	Parent Company		Consolidated
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Taxes and contributions payable
Income tax and social contribution	-	205,587	1,957	205,964
PIS and COFINS	162,995	141,576	163,156	141,703
INSS (social security contribution)	44,763	44,556	44,763	44,556
IRRF (withholding income tax)	290,949	64,770	290,949	64,770
Other	90,403	54,979	90,446	54,979
Total	589,110	511,468	591,271	511,972

F-91

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

20	Deferred PIS/Cofins taxes

Noncurrent Liabilities

	Parent Company		Consolidated
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Deferred PIS/COFINS taxes
PIS/COFINS – Financial Asset	822,482	-	822,482	-
PIS/COFINS – Estimated Revenue	111,475	-	111,475	-
Other	183,847	164,097	183,847	164,097
Total	1,117,804	164,097	1,117,804	164,097

21	Deferred taxes and contributions

(a)	Statement of financial position details

	Parent Company and Consolidated
	December 31, 2024	December 31, 2023 (Reclassified)*
Deferred income tax assets
Provisions	839,864	666,131
Pension plan obligations – G1 Plan	125,198	135,231
Donations of underlying assets on concession agreements	43,321	45,140
Credit losses	177,271	182,519
Estimated losses with other accounts receivable	50,515	54,905
Estimated losses with inventory losses	127,840	74,939
Estimated losses with works and projects	57,606	1,839
Estimated losses with the write-off of assets	42,812	8,930
Performance agreements	74,670	62,517
PVA - accounts receivable	100,913	102,216
Loss – hedge (Other comprehensive income)	4,302	-
Derivative financial instruments in profit/loss	3,297	-
Other	75,644	77,421
Total deferred tax asset	1,723,253	1,411,788

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(314,641)	(329,060)
Capitalization of borrowing costs	(461,362)	(465,510)
Profit on supply to government entities	(334,477)	(348,514)
Financial asset (indemnity)	(3,111,446)	-
Actuarial gain – G1 Plan	(125,096)	(121,425)
Construction margin	(37,842)	(40,579)
Borrowing costs	(280)	(8,624)
Total deferred tax liabilities	(4,385,144)	(1,313,712)
Deferred tax asset/(liability), net	(2,661,891)	98,076

F-92

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

(b)	Realization

	Parent Company and Consolidated
	December 31, 2024	December 31, 2023
Deferred income tax assets
to be realized in up to 12 months	530,104	366,525
to be realized after one year	1,193,149	1,045,263
Total deferred tax asset	1,723,253	1,411,788
Deferred income tax liabilities
to be realized in up to 12 months	(25,563)	(36,074)
to be realized after one year (*)	(4,359,581)	(1,277,638)
Total deferred tax liabilities	(4,385,144)	(1,313,712)
Deferred tax asset/(liability)	(2,661,891)	98,076

(*) The amount of R$ 3,111,446, referring to the financial asset, will be realized after 2060.

(c)	Changes

	Parent Company and Consolidated
Deferred income tax assets	December 31, 2023 (Reclassified)*	Net change	December 31, 2024
Provisions	666,131	173,733	839,864
Pension plan obligations – G1 Plan	135,231	(10,033)	125,198
Donations of underlying assets on concession agreements	45,140	(1,819)	43,321
Credit losses	182,519	(5,248)	177,271
Estimated losses with other accounts receivable	54,905	(4,390)	50,515
Estimated losses with inventory losses	74,939	52,901	127,840
Estimated losses with works and projects	1,839	55,767	57,606
Estimated losses with the write-off of assets	8,930	33,882	42,812
Performance agreements	62,517	12,153	74,670
PVA - accounts receivable	102,216	(1,303)	100,913
Loss – hedge (Other comprehensive income)	-	4,302	4,302
Derivative financial instruments in profit/loss	-	3,297	3,297
Other	77,421	(1,777)	75,644
Total	1,411,788	311,465	1,723,253

Deferred income tax liabilities
Temporary difference in the concession of intangible asset	(329,060)	14,419	(314,641)
Capitalization of borrowing costs	(465,510)	4,148	(461,362)
Profit on supply to government entities	(348,514)	14,037	(334,477)
Financial asset (indemnity)	-	(3,111,446)	(3,111,446)
Actuarial gain – G1 Plan	(121,425)	(3,671)	(125,096)
Construction margin	(40,579)	2,737	(37,842)
Borrowing costs	(8,624)	8,344	(280)
Total	(1,313,712)	(3,071,432)	(4,385,144)
Deferred tax asset/(liability), net	98,076	(2,759,967)	(2,661,891)

F-93

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

	Parent Company and Consolidated
Deferred income tax assets	December 31, 2022 (Reclassified) *	Net change	December 31, 2023 (Reclassified) *
Provisions	560,404	105,727	666,131
Pension plan obligations – G1 Plan	141,606	(6,375)	135,231
Donations of underlying assets on concession agreements	46,088	(948)	45,140
Credit losses	199,363	(16,844)	182,519
Estimated losses with other accounts receivable	47,629	7,276	54,905
Estimated losses with inventory losses	63,718	11,221	74,939
Estimated losses with works and projects	1,839	-	1,839
Estimated losses with the write-off of assets	8,930	-	8,930
Performance agreements	-	62,517	62,517
PVA - accounts receivable	95,626	6,590	102,216
Other	(45,944)	123,365	77,421
Total	1,119,259	292,529	1,411,788

Deferred income tax liabilities
Temporary difference in the concession of intangible asset	(353,817)	24,757	(329,060)
Capitalization of borrowing costs	(457,669)	(7,841)	(465,510)
Profit on supply to government entities	(346,650)	(1,864)	(348,514)
Actuarial gain – G1	(93,561)	(27,864)	(121,425)
Construction margin	(43,323)	2,744	(40,579)
Borrowing costs	(13,517)	4,893	(8,624)
Total	(1,308,537)	(5,175)	(1,313,712)
Deferred tax asset/(liability), net	(189,278)	287,354	98,076

(*) The years 2022 and 2023 are reclassified due to the breakdown in the amounts of the “others” line.

F-94

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

	Parent Company and Consolidated
	December 31, 2024	December 31, 2023
Opening balance	98,076	(189,278)
Net change in the year:
- corresponding entry in the income statement	(2,756,296)	315,218
- corresponding entry in the equity valuation adjustment (Note 24)	(3,671)	(27,864)

Total net change	(2,759,967)	287,354
Closing balance	(2,661,891)	98,076

(d)	Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	Parent Company		Consolidated
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Profit before taxes	13,638,257	4,753,603	13,642,808	4,753,984
Statutory rate	34%	34%	34%	34%
Estimated expense at statutory rate	(4,637,007)	(1,616,225)	(4,638,555)	(1,616,355)
Permanent differences
Tax benefit of interest on capital	672,796	329,017	672,796	329,017
Provision Law 4,819/1958 – G0	(23,721)	(38,245)	(23,721)	(38,245)
Donations	(21,591)	(7,046)	(21,591)	(7,046)
Tax Incentives	52,892	62,510	52,892	62,510
Agreement with AAPS	(77,471)	-	(77,471)	-
Other differences	(24,592)	39,917	(27,595)	39,666
Income tax and social contribution	(4,058,694)	(1,230,072)	(4,063,245)	(1,230,453)
Current income tax and social contribution	(1,298,097)	(1,545,290)	(1,302,648)	(1,545,671)
Deferred income tax and social contribution	(2,760,597)	315,218	(2,760,597)	315,218
Effective rate	30%	26%	30%	26%

F-95

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

22	Provisions

(a)    Lawsuits and proceedings that resulted in provisions

(I)	Statement of financial position details

The Company is a party to several legal claims and administrative proceedings arising from the normal course of business, including civil, tax, labor, and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.16. The terms and payment amounts are defined based on the outcome of these lawsuits.

	Parent Company and Consolidated
	December 31, 2024			December 31, 2023
	Provisions	Escrow deposits	Provisions net of deposits	Provisions	Escrow deposits	Provisions net of deposits
Customer claims (i)	149,803	(11,341)	138,462	175,255	(6,060)	169,195
Supplier claims (ii)	235,683	(58)	235,625	334,273	(90,973)	243,300
Other civil claims (iii)	174,151	(1,431)	172,720	128,036	(1,229)	126,807
Tax claims (iv)	176,426	(2,417)	174,009	101,770	(18,223)	83,547
Labor claims (v)	1,077,083	(13,210)	1,063,873	727,133	(16,235)	710,898
Environmental claims (vi)	657,041	(51)	656,990	492,740	(55)	492,685
Total	2,470,187	(28,508)	2,441,679	1,959,207	(132,775)	1,826,432

Current	1,546,184	-	1,546,184	1,064,367	-	1,064,367
Noncurrent	924,003	(28,508)	895,495	894,840	(132,775)	762,065

(II)	Changes

	Parent Company and Consolidated
	December 31, 2023	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2024
Customer claims (i)	175,255	5,778	17,723	(24,090)	(24,863)	149,803
Supplier claims (ii)	334,273	65,615	102,116	(138,073)	(128,248)	235,683
Other civil claims (iii)	128,036	96,311	24,785	(53,491)	(21,490)	174,151
Tax claims (iv)	101,770	36,052	63,534	(16,969)	(7,961)	176,426
Labor claims (v)	727,133	304,292	177,224	(58,386)	(73,180)	1,077,083
Environmental claims (vi)	492,740	217,984	188,518	(3,630)	(238,571)	657,041
Subtotal	1,959,207	726,032	573,900	(294,639)	(494,313)	2,470,187
Escrow deposits	(132,775)	(14,342)	(9,709)	123,049	5,269	(28,508)
Total	1,826,432	711,690	564,191	(171,590)	(489,044)	2,441,679

F-96

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

	Parent Company and Consolidated
	December 31, 2022	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2023
Customer claims (i)	151,023	39,272	32,299	(34,437)	(12,902)	175,255
Supplier claims (ii)	257,080	114,084	18,380	(54,905)	(366)	334,273
Other civil claims (iii)	99,462	77,082	32,483	(16,810)	(64,181)	128,036
Tax claims (iv)	79,532	19,807	6,082	(721)	(2,930)	101,770
Labor claims (v)	654,277	99,926	70,927	(42,214)	(55,783)	727,133
Environmental claims (vi)	406,872	50,950	49,173	-	(14,255)	492,740
Subtotal	1,648,246	401,121	209,344	(149,087)	(150,417)	1,959,207
Escrow deposits	(37,462)	(151,898)	(4,124)	57,744	2,965	(132,775)
Total	1,610,784	249,223	205,220	(91,343)	(147,452)	1,826,432

(b)	Lawsuits deemed as contingent liabilities

The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil, and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligations cannot be reliably measured. Contingent liabilities, net of deposits, are represented as follows:

	Parent Company and Consolidated
	December 31, 2024	December 31, 2023
Customer claims (i)	171,831	158,584
Supplier claims (ii)	807,950	968,752
Other civil claims (iii)	669,108	695,097
Tax claims (iv)	1,362,849	1,067,350
Labor claims (v)	1,321,935	3,093,735
Environmental claims (vi)	5,294,595	4,158,504
Total	9,628,268	10,142,022

(c)    Explanation of the nature of main classes of lawsuits

(i)	Customer claims

Refer mainly to lawsuits from customers claiming that their tariffs should be equal to those of other consumer categories, lawsuits for reduction of sewage tariff due to system losses, consequently requiring the refund of amounts charged by the Company, and lawsuits for reduction of tariff for being eligible to the Social Welfare Entity category.

F-97

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

(ii)	Supplier claims

Include lawsuits filed by some suppliers alleging underpayment of inflation adjustments and economic and financial imbalance of the agreements, and are in progress at various courts.

(iii)	Other civil claims

Refer mainly to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, and challenges on the methodology to collect tariffs, among others, filed at various court levels.

(iv)	Tax claims

Tax claims refer mainly to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management.

The Municipality of São Paulo, through Law 13,476/2022, revoked the exemption of the service tax held by the Company until then and issued tax deficiency notices related to sewage services and ancillary activities, in the adjusted amount of R$ 1,144,705 (R$ 1,044,035 as of December 31, 2023), which were subject to three tax foreclosures. SABESP filed for a writ of mandamus against the revocation, which was denied. It also filed for provisional measures and actions for annulment, aiming at the suspension of enforceability of the credits and annulment of the tax deficiency notices, as it understands that notwithstanding the revocation of the exemption, sewage activities and ancillary activities are not on the list of activities that the Municipality may tax. Activities related to sewage services reached a favorable outcome, and are awaiting the processing of appeals at a higher level. Regarding the ancillary activities, the annulment action was dismissed, and the Municipality released the guarantee amount. Regarding the activities related to sanitation, the outcome was favorable, recognizing the impossibility of charging ISS.

(v)	Labor claims

The Company is a party to several labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing, and others, which are at various court levels.

(vi)	Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo (CETESB) and the Public Prosecution Office of the São Paulo State, which aim at certain obligations to do and not to do, with the provision of fines for non-compliance and imposition of compensation for environmental damages allegedly caused by the Company.

The main objects in which the Company is involved are: a) blame SABESP for discharging or releasing sewage without proper treatment; b) invest in the water and sewage treatment system of the municipality, under penalty of paying a fine; c) pay compensation for environmental damages; amongst others.

F-98

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

(d)	Other concession-related claims

The Company is a party to concession-related claims, in which it challenges compensatory issues for the resumption of sanitation services by some municipalities or the right to continue operating such services.

The amount recognized in noncurrent assets as indemnities receivable, referring to the municipalities of Cajobi, Macatuba, Álvares Florence, Embaúba, Araçoiaba da Serra, Itapira, and Igarapava totaled R$ 38,922 as of December 31, 2024; it also recorded the full amount of estimated losses. None of the above-mentioned municipalities are operated by the Company. When a final judgment grants a municipality the right to repossess and operate sanitation services, Brazilian legislation provides for the payment of compensation for the investments made by the Company.

(e)	Environmental claims with executed agreements

In 2024, the Company executed court agreements totaling R$ 276, related to environmental compensation, and recorded it in Liabilities under other obligations.

(f)	Guarantee insurance

As of May 22, 2024, the Company renewed the agreement, effective for one year for the issue of policies under several types of guarantee insurance. The limit that can be used as Guarantee Insurance for Escrow Deposit is R$ 900 million. The Guarantee Insurance for Escrow Deposit is used in legal claims, where instead of immediately disbursing cash, the Company uses the guarantee provided by the insurance until the end of these proceedings, limited to up to five years. As of December 31, 2024, R$ 339 million was available for use.

23	Labor and social obligations

	Parent Company and Consolidated
	December 31, 2024	December 31, 2023
Salaries and payroll charges	70,291	69,885
Provision for vacation	218,987	256,415
Healthcare plan (i)	117,578	86,147
Provision for profit sharing (ii)	181,446	97,514
Incentivized Dismissal Program - PDI (iii)	62,127	290,202
Voluntary Dismissal Program - PDV (iv)	629,273	-
Consent Decree (TAC)	5,587	6,093
Knowledge Retention Program (PRC)	904	1,184
Total	1,286,193	807,440

F-99

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

(i)	Healthcare plan

Benefits granted are paid after the event, free of choice, and are sponsored by the contributions of SABESP and the employees. In 2024, the Company contributed 8.63%, on average, of gross payroll, totaling R$ 297,929 (9.18% in 2023, totaling R$ 313,034) in expenses with salaries, payroll charges, and benefits.

The agreement entered into between SABESP and AAPS (SABESP’s Association of Retirees and Pensioners) in early 2024, regarding financial compensation for 60 months for the VIVEST health plan operator regarding the migration of retirees, former employees, pensioners, and dependents between health plans is recorded in this line.

Until the ratification of the agreement, SABESP was responsible for transferring to VIVEST the amounts referring to deficits in the health plans of retirees, former employees, pensioners, and dependents, and for ensuring that each individual reimbursed the Company for the deficit.

In the first quarter of 2024, the Company recognized the obligations related to the agreement, considering the entire population migrated or those in negotiations for health plan migration, with a total impact of R$ 162,388 on the period’s result, under the general expenses line.

Until December 31, 2024, the total amount accrued was R$ 135,525, of which R$ 33,191 in this line under current liabilities, and R$ 102,333 in “Other Obligations” under noncurrent liabilities.

(ii)	Provision for profit sharing

The Profit Sharing Program was implemented based on an agreement with the labor unions. Payment corresponds to up to one month’s salary for each employee, based on the establishment of goals.

(iii)	Incentivized Dismissal Program - IDP

In June 2023, the Company implemented the Incentivized Dismissal Program (PDI or Program) to pacifically reduce the workforce and provide gains in efficiency, increase of competitiveness, and optimization of costs (further details in Note 21 to the Annual Financial Statements as of December, 31, 2023).

As of December 31, 2024, R$ 82,166 was recorded due to the provision for compensation incentives for employees who joined the Program, of which R$ 62,127 in this line under current liabilities and R$ 20,039 in noncurrent liabilities under “Labor Obligations”. These amounts mainly refer to Health Plan disbursements that will be implemented for 24 consecutive and uninterrupted months, extending approximately until June 2026.

(iv) Voluntary Dismissal Program (VDP)

As of December 2024, the Company implemented the Voluntary Dismissal Program (VDP) to pacifically reduce the workforce and provide gains in efficiency, increase competitiveness, and optimize costs.

The deadline for registrations in the Program was from December 23, 2024 to January 31, 2025, with 2,039 employees registered, and the contract terminations have been taking place since February 2025.

As of December 31, 2024, R$ 629,273 was recorded under “Labor Obligations” in current liabilities, due to the provision for employee indemnity incentives.

F-100

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

24	Pension plan obligations

The Company has Post-Employment Benefits in the following modalities: Defined Benefit (BD) – G0 (i) and G1 Plan (ii); and Defined Contribution (CD) – SABESPrev Mais (iii) and VIVEST (iv), whereby only the latter is open for new adhesions. See the reconciliation of expenses with such plans in item (v).

Defined benefit plans

Summary of pension plan obligations - Liabilities

	Parent Company and Consolidated
	December 31, 2024			December 31, 2023
	G1 Plan	G0	Total	G1 Plan	G0	Total
Present value of the defined benefit obligations	(2,335,938)	(1,931,145)	(4,267,083)	(2,982,863)	(2,098,622)	(5,081,485)
Fair value of the plan’s assets	2,468,182	-	2,468,182	2,938,614	-	2,938,614
Asset ceiling (*)	(132,244)	-	(132,244)	-	-	-
Total pension plan obligations (deficit)	-	(1,931,145)	(1,931,145)	(44,249)	(2,098,622)	(2,142,871)

(*) The G1 Plan showed a surplus compared to the 2023 fiscal year, primarily due to the increase in the discount rate used to measure the actuarial liability, which went from 5.47% per year in 2023 to 7.40% per year in 2024. This percentage was defined based on the NTN-B bond rates in effect as of December 31, 2024. The increase in the discount rate resulted in a significant reduction in the present value of the obligations, which decisively contributed to the observed surplus.

According to CPC 33 (R1), specifically regarding the asset ceiling, the amount to be recognized in the statement of financial position cannot exceed the present value of any future economic benefits available to the Company, either through cash reimbursement or reduction of future contributions. It is noted that, according to the contractual provisions of the plan and the current legislation, there is no expectation of reimbursement within reasonable timeframes or reduction of required contributions, meaning the surplus cannot be immediately recognized as an asset.

Therefore, the asset ceiling rule results in the limitation of the surplus amount that can be recognized, which, in the absence of verifiable future economic benefits, must be reduced to zero, ensuring that assets whose future realization is not supported by objective evidence are not recognized.

Changes in Liabilities

	Parent Company and Consolidated			Parent Company and Consolidated
	December 31, 2024			December 31, 2023
	G1 Plan	G0	Total	G1 Plan	G0	Total
Plan’s liabilities
Defined benefit obligation, beginning of the year	(2,982,863)	(2,098,622)	(5,081,485)	(2,715,388)	(2,002,075)	(4,717,463)
Cost of the current service	(35,951)	-	(35,951)	(41,440)	-	(41,440)
Interest costs	(274,718)	(189,274)	(463,992)	(307,777)	(225,220)	(532,997)
Actuarial gains/(losses) accounted for as equity valuation adjustments	716,927	135,201	852,128	(120,934)	(85,372)	(206,306)
Benefits paid	240,667	221,550	462,217	202,676	214,045	416,721
Defined benefit obligation, end of the year	(2,335,938)	(1,931,145)	(4,267,083)	(2,982,863)	(2,098,622)	(5,081,485)

Plan’s assets
Fair value of the plan’s assets, beginning of the year	2,938,614	-	2,938,614	2,567,272	-	2,567,272
Expected return of the plan’s assets	274,265	-	274,265	294,788	-	294,788
Company’s contributions	39,676	-	39,676	40,898	-	40,898
Participants’ contributions	30,180	-	30,180	35,443	-	35,443
Benefits paid	(240,667)	-	(240,667)	(202,676)	-	(202,676)
Actuarial gains/(losses) accounted for as equity valuation adjustments	(573,886)	-	(573,886)	202,889	-	202,889
Fair value of the plan’s assets, end of the year	2,468,182	-	2,468,182	2,938,614	-	2,938,614
Asset ceiling	(132,244)	-	(132,244)	-	-	-
Total pension plan obligations (deficit)	-	(1,931,145)	(1,931,145)	(44,249)	(2,098,622)	(2,142,871)

F-101

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

Changes in equity – Equity valuation adjustments

According to CPC33 (R1) and IAS19, the Company recognizes gains/(losses) from changes in actuarial assumptions in equity, such as equity valuation adjustments, as shown below:

	Parent Company and Consolidated			Parent Company and Consolidated
	As of December 31, 2024			As of December 31, 2023
	G1 Plan	G0	Total	G1 Plan	G0	Total
Actuarial gains/(losses) on the obligations	692,430	135,201	827,631	(120,934)	(85,372)	(206,306)
Gain/(losses) on financial assets	(549,389)	-	(549,389)	202,889	-	202,889
Asset ceiling	(132,244)	-	(132,244)	-	-	-
Total gains/(losses)	10,797	135,201	145,998	81,955	(85,372)	(3,417)
Deferred income tax and social contribution	(3,671)	-	(3,671)	(27,864)	-	(27,864)
Equity valuation adjustments	7,126	135,201	142,327	54,091	(85,372)	(31,281)

Changes in profit (loss) for the year

	Parent Company and Consolidated			Parent Company and Consolidated
	December 31, 2024			December 31, 2023
	G1 Plan	G0	Total	G1 Plan	G0	Total
Cost of services, net	5,799	-	5,799	5,997	-	5,997
Interest costs	274,718	189,274	463,992	307,777	225,220	532,997
Expected return of the plan’s assets	(274,265)	-	(274,265)	(294,788)	-	(294,788)
Amount received from the São Paulo State (undisputed)	-	(119,506)	(119,506)	-	(112,824)	(112,824)
Total expenses	6,252	69,768	76,020	18,986	112,396	131,382

F-102

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

Maturity profile of the obligations

	Parent Company and Consolidated
	December 31, 2024
	G1 Plan	G0
Payment of benefits expected in 2025	242,375	202,302
Payment of benefits expected in 2026	183,508	183,508
Payment of benefits expected in 2027	170,984	170,985
Payment of benefits expected in 2028	158,676	158,676
Payment of benefits expected in 2029 or subsequent years	1,580,395	1,215,674
Total	2,335,938	1,931,145

Duration	11.27	9.66

Actuarial assumptions used

	December 31, 2024		December 31, 2023
	G1 Plan	G0	G1 Plan	G0
Actual discount rate (NTN-B)	7.40% p.a.	7.37% p.a.	5.47% p.a.	5.37% p.a.
Inflation rate	4.96% p.a.	4.96% p.a.	3.90% p.a.	3.90% p.a.
Nominal wage growth rate	7.06% p.a.	7.06% p.a.	5.98% p.a.	5.98% p.a.
Mortality table	AT-2000 (By gender)	AT-2000 (By gender)	AT-2000 (By gender)	AT-2000 (By gender)

Sensitivity analysis

The sensitivity analysis to changes in the main weighted assumptions of the total defined pension plan obligation as of December 31, 2024, was:

Impact on the present value of the defined benefit obligations
Assumption	Change in the assumption	G1 Plan	G0
Discount rate	Increase of 1.0%	Decrease of R$ 243,450	Decrease of R$ 222,419
	Decrease of 1.0%	Increase of R$ 291,137	Increase of R$ 217,030
Life expectation	Increase of 1 year	Increase of R$ 51,425	Increase of R$ 78,548
	Decrease of 1 year	Decrease of R$ 50,329	Decrease of R$ 74,038
Wage growth rate	Increase of 1.0%	Increase of R$ 20,084	Increase of R$ 131,202
	Decrease of 1.0%	Decrease of R$ 21,043	Decrease of R$ 124,063

F-103

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

(i)	G1 Plan

The defined benefit plan (“G1 Plan”) managed by SABESPREV receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•	0.99% of the portion of the salary of participation up to 20 salaries; and
•	8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of December 31, 2024, there were 1,895 and 8,907 active and inactive participants, respectively (2,715 and 8,171, respectively, as of December 31, 2023).

The Company’s and the participants’ contributions to the G1 Plan totaled R$ 39,676 and R$ 5,683, respectively, in 2024 (R$ 40,898 and R$ 35,443, respectively, in 2023). Of this amount, the Company and the participants made payments referring to the actuarial deficit in the amounts of R$ 34,258 and R$ 224, respectively, in 2024 (R$ 32,810 and R$ 27,147, respectively, in 2023).

Estimated expenditures/(gains) for the coming year	2025
Cost of services, net	3,705
Interest costs	282,334
Net profitability on financial assets	(302,162)
Interest on the maximum limit of recognition	16,830
Expenditures/(gains) to be recognized by the Company	707

Plan’s assets

The investment policies and strategies of the plan are aimed at obtaining consistent returns and reducing the risks associated with the use of financial assets available in the Capital Markets through diversification, considering factors, such as liquidity needs and the long-term nature of the plan’s liability, types and availability of financial instruments in the local and international markets, general economic conditions and forecasts, as well as requirements of the legislation. The allocation of the plan’s assets and its management strategies are determined with the support of reports and analyses prepared by SABESPREV and independent financial advisors.

	Parent Company and Consolidated		Parent Company and Consolidated
	December 31, 2024%		December 31, 2023%
Fixed income	2,279,323	92.3	2,714,823	92.4
Equities	13,886	0.6	15,715	0.5
Structured investments	121,820	4.9	153,333	5.2
Other	53,153	2.2	54,743	1.9
Fair value of the plan’s assets	2,468,182	100	2,938,614	100

F-104

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

The restrictions on portfolio investments in the case of federal government bonds are:

i)	instruments securitized by the National Treasury;
ii)	derivative instruments should be used for hedging only.

The restrictions on portfolio investments in the case of equities for internal management are:

i)	day-trade transactions;
ii)	short selling;
iii)	unsecured swap transactions; and
iv)	leverage, derivative transactions that represent a leverage of the asset, or short selling will not be allowed - such transactions cannot result in losses greater than the amounts invested.

As of December 31, 2024, SABESPREV had no financial assets issued by the Company in its own portfolio; however, such assets could be in the portfolio of investment funds invested by the Foundation. Properties held in the portfolio are not used by the Company.

As of December 21, 2022, SABESP and SABESPREV mutually agreed to execute an Admission of Debt Instrument, where SABESP recognizes as legitimate, valid, net, certain, and enforceable the debt related to its share of responsibility in the balancing of the deficit of SABESPREV’s Basic Benefits Plan (G1 Plan), collateralizing the Contract for Revenue Binding and Assignment of Credit Transfer, executed between the parties on February 9, 2023.

ii)	G0

According to State Law 4,819/1958, employees who started providing services before May 1974 acquired a legal right to receive supplemental pension payments, which rights are referred to as "G0 Plan". The Company pays supplemental retirement and pension amounts on behalf of the São Paulo State and seeks reimbursements of such amounts, which are recorded in the “Balances with related parties” line, limited to the amounts considered virtually certain to be reimbursed by the São Paulo State.

As of December 31, 2024, there were no active participants, and the total number of inactive participants was 1,853 (6 and 1,808, respectively, as of December 31, 2023).

Estimated expenses for the coming year

2025
Interest costs	233,290
Expenses to be recognized	233,290

F-105

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

(iii)	SABESPrev Mais Plan

As of December 31, 2024, this Defined Contribution Plan managed by SABESPrev had 8,762 active and assisted participants (9,277 as of December 31, 2023).

The sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

(ii)	VIVEST Plan

Managed by VIVEST, the sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

As of December 31, 2024, there were 82 participants (68 as of December 31, 2023).

(v)	Reconciliation of expenditures with pension plan obligations

	Parent Company and Consolidated	Parent Company and Consolidated
	December 31, 2024	December 31, 2023
G1 Plan (i)	6,252	18,986
G0 (ii)	69,768	112,396
SABESPrev Mais Plan (iii)	26,198	27,403
VIVEST Plan (iv)	970	520
Subtotal	103,188	159,305
Capitalized	(7,884)	(3,303)
Other	10,653	6,603

Pension plan obligations (Note 31)	105,957	162,605

25	Services payable

This line records the balances payable, mainly from services received from third parties, such as the supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing, and advertising and consulting services, among others. The amounts payable to the municipal governments related to transfers provided for in the concession agreements, as well as the amounts payable to FAUSP, are also recorded (See Note 30). The parent company’s balances as of December 31, 2024, and December 31, 2023, were R$ 1,434,998 and R$ 749,226, respectively. The consolidated balances as of December 31, 2024, and December 31, 2023, were R$ 1,438,507 and R$ 750,732.

F-106

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

26	Equity

(a)	Share capital

As of December 31, 2024, the Company’s subscribed and paid-in capital, totaling R$ 15,000,000, was composed of registered, book-entry shares with no par value, as follows:

December 31, 2024	Common		Preferred		Total Capital
	Number of Shares	%	Number of Shares	%	Number of Shares	%
São Paulo State	123,036,669 (1)	18.0	1 (2)	100.0	123,036,670	18.0
Equatorial S.A.	102,526,480	15.0	-	-	102,526,480	15.0
Free Float	457,946,719	67.0	-	-	457,946,719	67.0
Total	683,509,868	100.0	1(2)	100.0	683,509,869	100.0

(1)	Considers 123,036,663 common shares held by the São Paulo State Treasury Department and six common shares held by Cia. Paulista de Parcerias – CPP, a company controlled by the São Paulo State.
(2)	Special class preferred share.

At the Extraordinary Shareholders’ Meeting held on May 27, 2024, shareholders approved the amendment to the Company’s Bylaws, which became effective as of July 22, 2024, to provide for the authorization to increase capital up to the limit of 1,187,144,787 registered, book-entry common shares with no par value.

As of December 20, 2024, Equatorial S.A. (“Equatorial”) informed the Company that it had absorbed Equatorial Participações e Investimentos IV, thereby directly acquiring the common shares corresponding to the 15% stake previously held in the share capital of Sabesp.

December 31, 2023	Total Capital
	Number of Shares	%
São Paulo State	343,506,664	50.3
Free Float
In Brazil (1)	262,118,658	38.3
Abroad (2)	77,884,547	11.4
Total	683,509,869	100.0

(1) As of December 31, 2023, the common shares traded in Brazil were held by 39,368 shareholders. It includes six shares held by Cia Paulista de Parcerias – CPP, a company controlled by the São Paulo State Government.

(2) Shares traded as American Depositary Receipts (ADR) on the New York Stock Exchange, through The Bank New York Mellon, the depositary bank of the Company’s ADRs.

F-107

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

(b)	Distribution of earnings

Shareholders are entitled to a minimum mandatory dividend of 25% of the net income, adjusted according to Brazilian Corporation Law. No interest is accrued on approved dividends, and the amounts not claimed within three years from the date of the General Meeting that approved them will mature in favor of the Company.

	Parent Company and Consolidated	Parent Company and Consolidated
	2024	2023
Net income for the year	9,579,563	3,523,531
(-) Legal reserve - 5%	478,978	176,177

	9,100,585	3,347,354

Minimum mandatory dividend – 25%	2,275,146	836,839
Dividend per share	3.33	1.22

The General Shareholders' Meeting held on April 25, 2024, approved the distribution of dividends as interest on capital totaling of R$ 836,839, corresponding to minimum mandatory dividends and R$ 147,689 as supplementary minimum dividends, totaling R$ 984,528, which was paid on June 24, 2024.

The Company proposed, ad referendum of the 2025 General Shareholders’ Meeting, dividends as interest on capital totaling R$ 1,831,122 (R$ 836,839 in 2023) and complementary minimum dividends in the amount of R$ 718,692 (R$ 147,689 in 2023), totaling R$ 2,549,814 (R$ 984,528 in 2023), corresponding to R$ 3.33 per common share (R$ 1.44 in 2023), to be resolved at the General Meeting to be held on April 29, 2025.

The Company charged interest on capital to minimum dividends by its net withholding income tax. The amount of R$ 274,668 (R$ 54,641 in 2023) referring to withholding income tax was recognized in current liabilities, to comply with tax liabilities related to the credit of interest on capital.

The balance payable of interest on capital and dividends as of December 31, 2024, of R$ 2,275,890 (R$ 837,391 in 2023), refers to the amount of R$ 2,275,146 (R$ 836,839 in 2023) declared in 2024, net of withholding income tax, and R$ 744 declared in prior years (R$ 552 in 2023).

(c)	Legal reserve

Profit reserve - legal reserve: created by allocating 5% of the net income for the year up to the limit of 20% of the share capital. The Company may not create the legal reserve in the year in which the balance of this reserve, plus the amount of the capital reserves, exceeds 30% of the share capital. The purpose of the legal reserve is to ensure the integrity of the share capital. It can only be used to offset losses or increase capital, but not to pay dividends.

(d)	Investment reserve

Profit reserve - investment reserve: specifically created from the portion corresponding to the own resources that will be allocated to the expansion of the water supply and sewage systems, based on a capital budget approved by Management.

F-108

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

As of December 31, 2024 and 2023, the balances of the investment reserve were R$ 19,304,132 and R$ 12,753,361, respectively.

According to paragraph four of article 49 of the Bylaws, the Board of Directors may propose to the General Meeting that the remaining balance of the profit for the year, net legal reserve, and minimum mandatory dividend, be allocated to the creation of an investment reserve that will meet the following criteria:

I-	its balance, together with the balance of the other profit reserves, except for the reserves for contingency and unrealized profit, may not exceed the share capital; and
II-	the purpose of the reserve is to ensure the investment plan, and its balance may be used:

a) in the absorption of losses, whenever necessary;

b) in the distribution of dividends, at any time;

c) in transactions for the redemption, refund, or purchase of shares, authorized by law; and

d) in the incorporation into the share capital.

(e)    Allocation of the profit for the year

		Parent Company and Consolidated
		2024	2023
Net income
(+)	Profit for the year	9,579,563	3,523,531
(-)	Legal reserve – 5%	478,978	176,177
(-)	Minimum mandatory dividends	2,275,146	836,839
(-)	Withholding income tax on capital	274,668	147,689
Reserve for investments		6,550,771	2,362,826

Management will send for approval by the General Meeting a proposal to transfer the retained earnings, totaling R$ 6,550,771 to the Investment Reserve account, to meet the investment needs provided for in the Capital Budget.

The balance of the Investment Reserve, along with the other profit reserves, will reach R$ 21,647,715, exceeding the paid-in share capital by R$ 6,647,715. As of March 24, 2025 Management approved the proposal to increase the share capital by R$ 3,400,000.

(f)	Retained earnings

The statutory balance of this account is zero because all retained earnings must be allocated to a profit reserve.

(g)	Other comprehensive loss

Gains and losses arising from changes in actuarial assumptions and transactions involving financial instruments are accounted for as equity valuation adjustments, net of the effects of deferred income tax and social contribution.

F-109

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

Parent Company and Consolidated	G1 Plan	G0	Hedge	Total

Balance as of December 31, 2023	235,708	(89,346)	-	146,362
Actuarial gains/(losses) of the year (Note 24)	7,126	135,201	-	142,327
Gains/(losses) of financial instruments (Note 5.1 (d))	-	-	(8,350)	(8,350)
Balance as of December 31, 2024	242,834	45,855	(8,350)	280,339

Parent Company and Consolidated	G1 Plan	G0	Total

Balance as of December 31, 2022	181,617	(3,974)	177,643
Actuarial gains/(losses) of the year (Note 24)	54,091	(85,372)	(31,281)
Balance as of December 31, 2023	235,708	(89,346)	146,362

27	Earnings per share

Basic and diluted

Basic earnings per share are calculated by dividing the equity attributable to owners by the weighted average number of outstanding common shares during the period. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	Parent Company and Consolidated	Parent Company and Consolidated
	2024	2023

Profit attributable to the Company’s owners	9,579,563	3,523,531
Weighted average number of common shares issued	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	14.02	5.16

28	Operating segment information

The Company’s Management, composed of the Board of Directors and the Executive Board, has determined the operating segment used to make strategic decisions, such as sanitation services.

F-110

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

Result

	Parent Company
	2024
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	32,616,131	6,220,581	38,836,712
Gross sales deductions	(2,729,791)	-	(2,729,791)
Net operating revenue	29,886,340	6,220,581	36,106,921
Costs, selling, general, and administrative expenses	(14,280,520)	(6,080,725)	(20,361,245)
Income from operations before other operating expenses, net and equity accounting	15,605,820	139,856	15,745,676
Other operating income (expenses), net			(280,450)
Equity accounting			21,622
Financial result, net			(1,848,591)
Profit before income tax and social contribution			13,638,257
Depreciation and amortization	(2,671,709)	-	(2,671,709)

	Parent Company
	2023
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	21,509,965	5,600,332	27,110,297
Gross sales deductions	(1,541,585)	-	(1,541,585)
Net operating revenue	19,968,380	5,600,332	25,568,712
Costs, selling, general, and administrative expenses	(13,807,995)	(5,474,729)	(19,282,724)
Income from operations before other operating expenses, net and equity accounting	6,160,385	125,603	6,285,988
Other operating income (expenses), net			27,925
Equity accounting			28,517
Financial result, net			(1,588,827)
Profit before income tax and social contribution			4,753,603
Depreciation and amortization	(2,790,175)	-	(2,790,175)

F-111

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

	Consolidated
	2024
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	32,650,986	6,225,871	38,876,857
Gross sales deductions	(2,731,380)	-	(2,731,380)
Net operating revenue	29,919,606	6,225,871	36,145,477
Costs, selling, general, and administrative expenses	(14,303,994)	(6,085,895)	(20,389,889)
Income from operations before other operating expenses, net and equity accounting	15,615,612	139,976	15,755,588
Other operating income (expenses), net			(280,450)
Equity accounting			35,322
Financial result, net			(1,867,652)
Profit before income tax and social contribution			13,642,808
Depreciation and amortization	(2,676,642)		(2,676,642)

	Consolidated
	2023
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	21,513,442	5,600,332	27,113,774
Gross sales deductions	(1,541,718)	-	(1,541,718)
Net operating revenue	19,971,724	5,600,332	25,572,056
Costs, selling, general, and administrative expenses	(13,811,665)	(5,474,729)	(19,286,394)
Income from operations before other operating expenses, net and equity accounting	6,160,059	125,603	6,285,662
Other operating income (expenses), net			27,925
Equity accounting			32,393
Financial result, net			(1,591,996)
Profit before income tax and social contribution			4,753,984
Depreciation and amortization	(2,790,586)	-	(2,790,586)

(i)	See Note 35 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional information on long-lived assets.
(ii)	Construction revenue and related costs are not reported to the CODM. Revenue from construction is recognized under ICPC 01 (R1) / IFRIC 12 (Concession Agreements) and CPC 47/IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are met over time. See Note 14 (b) for further information.

29	Insurance

The Company has insurance that covers, among others, fire and other damage to its assets and office buildings, and liability insurance against third parties. It also has civil liability insurance for the members of the Board of Directors and Executive Board (“D&O insurance”) and guarantee insurance for escrow deposit (as described in Note 22 (f)) and traditional guarantee insurance.

F-112

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

The risk assumptions adopted, given their nature, are not within the scope of a financial statement audit, and consequently have not been examined by independent auditors contracted by the Company.

As of December 31, 2024, the Company’s insurance was as follows:

	Amount Insured
	Parent Company	Consolidated
Operating risks	78,770,760	78,795,760
Engineering risks	2,807,050	2,807,050
Guarantee insurance for escrow deposit and traditional guarantee (*)	1,400,000	1,400,000
Civil liability - Environmental	400,000	400,000
Civil liability – D&O (Directors and Officers)	200,000	200,000
Civil liability – construction works	162,540	162,540
Civil liability – operations	100,000	100,000
Other	178,140	178,140
Total	84,018,490	84,043,490

(*) SABESP has an agreement that allows the issue of policies that total such insured amount. Of the total, R$ 409 million in policies with guarantee insurance were issued.

30	Operating income

Reconciliation from gross operating income to net operating income:

	Parent Company		Consolidated
	2024	2023	2024	2023

Revenue from sanitation services (i)	23,860,000	21,509,965	23,894,855	21,513,442
Construction revenue	6,220,581	5,600,332	6,225,871	5,600,332
Water/sewage deduction account (FAUSP) (a)	(395,179)	-	(395,179)	-
Financial asset (indemnity) (ii)	9,151,310	-	9,151,310	-
Taxes on sales	(2,631,187)	(1,456,998)	(2,632,653)	(1,457,125)
Regulation, Control, and Oversight Fee (TRCF) (iii)	(98,604)	(84,587)	(98,727)	(84,593)
Net operating revenue	36,106,921	25,568,712	36,145,477	25,572,056

(i) Includes R$ 117,878 from the TRCF charged from customers in 2024 (R$ 105,682 in 2023), from the municipalities regulated by ARSESP.

(ii) See Note 16.

(iii) Amount referring to the performance of the regulatory, control, and oversight activity paid to ARSESP, under State Complementary Law 1,025/07.

F-113

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

(a) Support Fund for the Universalization of Sanitation in the São Paulo State – FAUSP

According to State Law 17,853 (“Law 17,853”), of December 08, 2023, which authorized the Executive Branch of the São Paulo State (“State”) to initiate measures for the privatization of SABESP, the Support Fund for the Universalization of Sanitation in the São Paulo State (FAUSP) was created to provide resources for basic sanitation initiatives, including those aimed at tariff affordability in the sector, aiming at achieving and expediting universalization goals that ensure access to drinking water for 99% of the population and sewage collection and treatment for 90% of the population by December 31, 2029. It also aims to meet quantitative goals for non-interruption of supply, reduction of losses, and improvement of treatment processes, as provided for in Federal Law 11,445/2007 (“Law 11,445”).

According to paragraph 1 of Article 4 of Law 17,853, the State is required to contribute at least 30% of the net value obtained from the privatization of SABESP to FAUSP, as well as the amounts received by the State in the form of dividends or interest on capital distributed by SABESP (Article 5 of Law 17,853). These resources should be aimed at basic sanitation initiatives, including those aimed at tariff affordability in the sector. Accordingly, regarding this portion to be provided by the State to fund basic sanitation initiatives, there is no accounting impact for the Company as these resources belong to the State, with no interference or participation from SABESP in this management.

Regarding resources aimed at tariff affordability, the mechanism provided in the Concession Agreement of URAE-1 – Southeast is the creation of two “Escrow accounts”, both owned by FAUSP and managed through the Environment, Infrastructure, and Logistics Secretariat (SEMIL). The first “Escrow account” will be funded by FAUSP and reduced when equilibrium tariffs are higher than the application tariffs, after exhausting the resources of the second “Escrow account”. The second “Escrow account”, in turn, is sensitized in 2 (two) ways.

(a)	First form of sensitization:

If the documentation required to qualify the Municipal Fund for Environmental Sanitation and Infrastructure (FMSAI) of a certain municipality has not been submitted to ARSESP, the percentage applied to the municipality’s net revenue will be deposited in the second “Escrow account”.

According to the Concession Agreement and based on Article 13 of Law 11,445, funds may be established for financing the universalization of public sanitation services. Qualified FMSAIs or those whose documentation has been submitted to ARSESP will receive a percentage of the net revenue for the quarter, composed of the gross revenue obtained by SABESP in the municipalities, less the Contribution for Social Security Financing (COFINS), the Social Integration Program (PIS), the Regulation, Control, and Oversight Fee (TRCF), and any charges applicable to revenue. Payments are due 30 days after the publication of the Company’s quarterly results, through the contractual end in 2060. Thus, the 371 municipalities in URAE-1 are ensured transfers to FMSAI as follows:

•	São Paulo: 7.5% until 2040, and 8.0% starting in 2041;
•	São José dos Campos: 5%;
•	Other 369 municipalities: 4%.

(b)	Second form of sensitization:

The regulatory model sets the flow of allocation of resources from FAUSP to enable a reduction in the application tariff (fee to be paid by customers to SABESP for the use of services), using the Company’s tariff values before the date of effectiveness of the agreement as a reference. Accordingly, whenever an application tariff lower than the equilibrium tariff is used, ARSESP will authorize the transfer of amounts from the “Escrow accounts” to SABESP. Every quarter, ARSESP will inform the Bank and SABESP of the amount to be transferred due to differences between the application tariff and the equilibrium tariff. If the application tariff is lower than the equilibrium tariff, the Bank will make quarterly transfers to SABESP; if it is higher, SABESP will transfer to the second “Escrow account” the amount informed by ARSESP every quarter. When the application tariff is higher than the equilibrium tariff, a liability will be recognized, reducing the Company’s operating revenue.

F-114

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

The methodology for calculating the equilibrium tariffs is not yet defined by ARSESP, although current application tariffs used by SABESP in the municipalities composing URAE 1 – Southeast are higher than the equilibrium tariffs to be defined by ARSESP based on Exhibit VIII of the Concession Agreement.

Based on the aforementioned exhibit, SABESP estimated that, as of December 31, 2024, the tariffs applied were approximately 3.2% higher than the equilibrium tariffs, according to the Tariff Repositioning Index (IRepT) of -4.2167% presented in Exhibit VIII – Formation of the Initial Tariff, considering that the tables of Exhibit IV – Tariff Exhibit include a discount of -1% (items 13.4 and 13.5 of Exhibit VIII – Formation of the Initial Tariff), leading to a R$ 395,179 reduction in gross sanitation revenue for 2024 with a corresponding entry in the services payable line.

Until December 31, 2024, no resources had been contributed to the Company regarding FAUSP.

31	Operating costs and expenses

	Parent Company		Consolidated
	2024	2023	2024	2023
Operating costs
Salaries, payroll charges, and benefits	(2,356,764)	(2,716,921)	(2,357,526)	(2,717,005)
Pension plan obligations	(23,704)	(36,998)	(23,704)	(36,998)
Construction costs (Note 28)	(6,080,725)	(5,474,729)	(6,085,895)	(5,474,729)
General supplies	(343,889)	(356,425)	(345,771)	(356,481)
Treatment supplies	(576,871)	(558,494)	(577,639)	(558,557)
Outsourced services	(1,910,714)	(1,842,950)	(1,915,851)	(1,843,213)
Electricity	(1,569,277)	(1,513,377)	(1,573,067)	(1,514,542)
General expenses	(1,246,107)	(967,148)	(1,246,474)	(967,148)
Depreciation and amortization	(2,472,212)	(2,582,782)	(2,477,146)	(2,583,193)
	(16,580,263)	(16,049,824)	(16,603,073)	(16,051,866)

Selling expenses
Salaries, payroll charges, and benefits	(335,211)	(347,520)	(335,382)	(347,536)
Pension plan obligations	(3,825)	(3,359)	(3,825)	(3,359)
General supplies	(4,594)	(6,746)	(4,679)	(6,746)
Outsourced services	(423,300)	(439,987)	(423,964)	(439,995)
Electricity	(658)	(673)	(658)	(673)
General expenses	(98,535)	(116,934)	(98,800)	(116,933)
Depreciation and amortization	(50,281)	(68,818)	(50,281)	(68,818)
	(916,404)	(984,037)	(917,589)	(984,060)

Allowance for doubtful accounts (Note 10 (c))	(557,126)	(652,920)	(557,789)	(652,920)

Administrative expenses
Salaries, payroll charges, and benefits	(601,590)	(423,805)	(602,217)	(423,948)
Pension plan obligations	(78,428)	(122,248)	(78,428)	(122,248)
General supplies	(108,893)	(22,991)	(108,901)	(23,008)
Outsourced services	(390,144)	(287,718)	(391,637)	(287,744)
Electricity	(1,191)	(2,020)	(1,297)	(2,020)
General expenses	(898,528)	(509,981)	(898,587)	(509,984)
Depreciation and amortization	(149,216)	(138,575)	(149,215)	(138,575)
Tax expenses	(79,462)	(88,605)	(81,156)	(90,021)
	(2,307,452)	(1,595,943)	(2,311,438)	(1,597,548)

Operating costs and expenses
Salaries, payroll charges, and benefits	(3,293,565)	(3,488,246)	(3,295,125)	(3,488,489)
Pension plan obligations (Note 24 (v))	(105,957)	(162,605)	(105,957)	(162,605)
Construction costs (Note 28)	(6,080,725)	(5,474,729)	(6,085,895)	(5,474,729)
General supplies	(457,376)	(386,162)	(459,351)	(386,235)
Treatment supplies	(576,871)	(558,494)	(577,639)	(558,557)
Outsourced services	(2,724,158)	(2,570,655)	(2,731,452)	(2,570,952)
Electricity	(1,571,126)	(1,516,070)	(1,575,022)	(1,517,235)
General expenses	(2,243,170)	(1,594,063)	(2,243,861)	(1,594,065)
Depreciation and amortization	(2,671,709)	(2,790,175)	(2,676,642)	(2,790,586)
Tax expenses	(79,462)	(88,605)	(81,156)	(90,021)
Allowance for doubtful accounts (Note 10 (c))	(557,126)	(652,920)	(557,789)	(652,920)
	(20,361,245)	(19,282,724)	(20,389,889)	(19,286,394)

F-115

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

32	Net financial result

	Parent Company		Consolidated
	2024	2023	2024	2023
Financial expenses
Interest and charges on borrowings and financing – local currency	(1,360,747)	(1,110,135)	(1,360,747)	(1,110,135)
Interest and charges on borrowings and financing – foreign currency	(120,272)	(89,198)	(120,270)	(89,198)
Other financial expenses	(758,109)	(849,489)	(758,703)	(849,489)
Inflation adjustment on borrowings and financing	(134,258)	(146,637)	(134,258)	(146,637)
Other inflation adjustments	(8,888)	(301,593)	(15,046)	(301,593)
Interest and inflation adjustment on provisions	(312,280)	(211,565)	(312,280)	(211,565)
Total financial expenses	(2,694,554)	(2,708,617)	(2,701,304)	(2,708,617)

Financial income
Inflation adjustment gains	296,915	219,541	296,916	219,473
Income on financial investments	551,682	373,739	552,168	370,638
Interest income	277,690	256,116	264,892	256,116
PIS and Cofins	(69,918)	(40,401)	(69,918)	(40,401)
Other	93	79	93	79
Total financial income	1,056,462	809,074	1,044,151	805,905

Financial, net of exchange rate changes	(1,638,092)	(1,899,543)	(1,657,153)	(1,902,712)

Exchange gains (losses)
Exchange rate changes on borrowings and financing	(525,624)	309,959	(525,624)	309,959
Gains (losses) with derivative financial instruments	315,079	-	315,079	-
Exchange rate changes on assets	46	767	46	767
Other exchange rate changes	-	(10)	-	(10)
Exchange rate changes, net	(210,499)	310,716	(210,499)	310,716

Net financial result	(1,848,591)	(1,588,827)	(1,867,652)	(1,591,996)

F-116

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

33	Other operating income (expenses), net

	Parent Company and Consolidated
	2024	2023

Other operating income, net	59,063	99,307
Other operating expenses	(339,513)	(71,382)

Other operating income (expenses), net	(280,450)	27,925

Other operating income includes revenue from the sale of property, plant and equipment, contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and guarantees, property leases, reuse water, PURA projects and services, net of PIS and Cofins.

F-117

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

Other operating expenses usually record the derecognition of concession assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment, estimated losses, and operational assets indemnification. In 2024, R$ 164,022 was recognized related to estimated losses with works and projects, and R$ 99,653 was recognized as expenses related to the privatization process.

34	Commitments

The Company has agreements to manage and maintain its activities and to build new projects aiming at achieving the objectives proposed in its target plan. The main unrecognized committed amounts as of December 31, 2024 are as follows:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	2,187,670	2,057,845	1,397,956	4,049,054	9,692,525
Contractual obligations - Investments	4,203,686	7,373,479	539,247	116,538	12,232,950
Total	6,391,356	9,431,324	1,937,203	4,165,592	21,925,475

35	Supplemental cash flow information

	Parent Company		Consolidated
	2024	2023	2024	2023

Total additions to contract assets (Note 14)	6,670,657	6,026,053	6,675,914	6,026,053
Total additions to intangible assets (Note 15 (b))	2,862,651	110,473	2,862,651	258,473

Items not affecting cash (see breakdown below)	(1,608,499)	(2,293,201)	(1,608,619)	(2,293,201)

Total additions to intangible and contract assets according to the statement of cash flows	7,924,809	3,843,325	7,929,946	3,991,325

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 14 (a))	564,302	638,208	564,302	638,208
Contractors payable	748,088	419,457	748,088	419,457
Performance agreement	72,205	1,001,528	72,205	1,001,528
Right of use	84,048	108,405	84,048	108,405
Construction margin (Note 28)	139,856	125,603	139,976	125,603
Total	1,608,499	2,293,201	1,608,619	2,293,201

F-118

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Notes to financial statements Years ended December 31, 2024 and 2023 In thousands of reais, unless otherwise stated

36	Events after the reporting period

•	33rd issue debentures

In February 2025, the Company raised R$ 3.7 billion from the 33rd issue of simple, unsecured debentures, not convertible into shares, in three series, for public distribution, under the automatic registration process aimed at professional investors, according to CVM Instruction 160.

Additionally, in February 2025, interest rate swap operations were contracted for the 2nd series, swapping from IPCA + 7.5485% p.a. to CDI - 0.34% p.a., and for the 3rd series, swapping from IPCA + 7.3837% p.a. to CDI - 0.45% p.a.

F-119

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Executive Officers’ Statement on the Financial Statements

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 27, item VI of CVM Resolution 80, of March 29, 2022, that:

They reviewed, discussed, and agreed with the financial statements for the year ended December 31, 2024.

São Paulo, March 24, 2025.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Carlos Augusto Leonel Piani

Chief Executive Officer

Daniel Szlak

Chief Financial and Investor Relations Officer

Roberval Tavares de Souza

Engineering Officer

F-120

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 27, item V of CVM Resolution 80, of March 29, 2022, that:

They reviewed, discussed, and agreed with the Report of Independent Registered Public Accounting Firm on the financial statements for the year ended December 31, 2024.

São Paulo, March 24, 2025.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Carlos Augusto Leonel Piani

Chief Executive Officer

Daniel Szlak

Chief Financial and Investor Relations Officer

Roberval Tavares de Souza

Engineering Officer

F-121

Companhia de Saneamento Básico do Estado de São Paulo –SABESP Fiscal Council’s Opinion

OPINION

All members of the Fiscal Council of COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP, undersigned hereinbelow, within their duties and legal responsibilities, analyzed the Financial Statements, the Annual Management Report, and the Management Proposal for the Allocation of Income, for the fiscal year ended December 31, 2024 and, based on analysis conducted by Management and the Audit Committee, also considering the unqualified Report of Independent Registered Public Accounting Firm BDO RCS Auditores Independentes dated March 24, 2025, declare that the aforementioned documents are in a condition to be analyzed by the Annual Shareholders’ Meeting.

São Paulo, March 24, 2025.

Aristóteles Nogueira Filho

Coordinator

Gisomar Francisco de Bittencourt Marinho

Member

Hamilton Valente da Silva Junior

Member

Maria Salete Garcia Pinheiro

Member

F-122

Companhia de Saneamento Básico do Estado de São Paulo –SABESP SUMMARIZED ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE - 2024

To the Board of Directors of

Companhia de Saneamento Básico do Estado de São Paulo

1.	PRESENTATION

The Statutory Audit Committee (Committee) of Companhia de Saneamento Básico do Estado de São Paulo – Sabesp, created at the Board of Directors’ Meeting of June 26, 2006, comprises at least 3 (three) and at most 5 (five) members who meet the requirements of technical knowledge and availability of time. Under the U.S. Securities and Exchange Commission (SEC), the Committee performs its duty as SABESP’s Audit Committee, according to the provisions of the Sarbanes-Oxley Act.

The Committee reports to the Board of Directors and acts independently in the performance of its duties, working as an auxiliary and advisory body, without decision-making power or executive responsibilities. The Committee’s duties and responsibilities are performed in compliance with the applicable legal, statutory, and regulatory attributions. The Committee is responsible for reviewing and monitoring, within its capacity of supervising, the preparation processes and the publication of financial and audit reports.

The Committee’s assessments are based on information received from Management, independent auditors, internal audit, those in charge of risk management and internal controls, and its own analyses resulting from its oversight and monitoring duties.

At the Board of Directors’ Meeting of October 01, 2024, Messrs. Mateus Affonso Bandeira and Gustavo Rocha Gattass were elected as members of the Statutory Audit Committee, and Mr. Mateus Affonso Bandeira was designated as Coordinator and Financial Expert, under paragraph four of Article 27 of the Company’s Bylaws. At the Board of Directors’ Meeting of November 08, 2024, Messrs. Eduardo Person Pardini and Saulo de Tarso Alves de Lara were elected as external members to the Audit Committee, as provided for in paragraph one of Article 17 of Sabesp’s Bylaws.

2.	ACTIVITIES PERFORMED IN THE PERIOD

From March 22, 2024 to March 24, 2025, the Committee held 18 formal meetings with the executive officers and other executives, as well as employees, internal auditors, independent auditors, and occasional other guests. It is worth noting that of these meetings, three were held together with the Fiscal Council.

The main activities performed by the Committee were:

•	Review, approval, and supervision of the Internal Audit’s annual work plan;
•	Monitoring of the provisions and legal contingencies;
•	Monitoring of the corporate risk management;

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Companhia de Saneamento Básico do Estado de São Paulo –SABESP SUMMARIZED ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE - 2024

•	Monitoring of compliance activities;
•	Evaluation and monitoring of the effectiveness of Internal Controls;
•	Whistleblowing Channel: Monitoring verifications and reports;
•	Monitoring of the investigation of reports against administrators;
•	Oversight of the independent auditors’ performance;
•	Monitoring of the Ethics Committee’s activities;
•	Monitoring of the implementation of action plans, resulting from recommendations of Internal Audit and Independent Auditors;
•	Identification and recommendation on process improvement, during discussions with several areas involved, as well as the monitoring of these recommendations’ implementations;
•	Review of the Sustainability Report;
•	Monitoring of the preparation process of the financial statements;
•	Review of the Quarterly Information (ITR), Annual Management Report, Financial Statements, Reference Form, 20-F Form, and Report on the Brazilian Corporate Governance Code;
•	Assessment and monitoring of the adequacy of Related-party Transactions.
•	Monitoring of Sabesp’s Privatization process; and
•	Monitoring of the corporate budget.

Furthermore, the Committee invited representatives from various areas to monitor the following items: (i) cash flow evolution; (ii) works of the Permanent Commission for the Evaluation of Amounts Involved in Environmental Contingencies; (iii) Performance of the private pension plans under the management of SABESPREV; (iv) Information Security; and (v) Special Purpose Entities – SPEs (related parties); among others.

Additionally, the Committee members, the Company’s Management, and the Internal and Independent Audit made conference calls or calls via other means of communication to discuss specific aspects related to the Committee’s responsibilities.

3.	RECOMMENDATIONS TO IMPROVE BUSINESS PROCESSES

At the meetings held in the aforementioned periods with managers of the Company’s areas, several recommendations were given for improvement actions in control processes and business management. The pending issues and related replies to the proposed actions are duly recorded in the minutes. The Committee periodically monitors the implementation of these improvements and the adjustments suggested.

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Companhia de Saneamento Básico do Estado de São Paulo –SABESP SUMMARIZED ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE - 2024

4.	ASSESSMENT OF THE EFFECTIVENESS OF INTERNAL CONTROL SYSTEMS

The methodology adopted by SABESP to implement and assess the internal controls complies with the Internal Control - Integrated Framework, defined by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) and the Sarbanes-Oxley Act.

SABESP’s Management is responsible for designing and implementing internal control policies, processes, and practices to enable the safeguarding of assets, the appropriate recognition of liabilities, the adhesion to the rules, integrity and accuracy of information.

The Internal Audit is responsible for assessing the level of service or observance by all SABESP’s areas, internal control procedures and practices and if they have been effectively applied.

The Audit Committee supervised the activities related to the implementation and evaluation of internal controls through presentations by the areas responsible for controls and the findings reported by the Internal and Independent Auditors.

5.	ASSESSMENT OF THE EFFECTIVENESS OF INTERNAL AND INDEPENDENT AUDITS

The Committee also maintains a regular channel of communication with internal and independent auditors, allowing a broad discussion on their work results, the accounting aspects and relevant internal controls, and as a result, it assesses as fully satisfactory the volume and the quality of the information provided by these professionals, who support their opinion on the adequacy and integrity of internal controls systems and the financial statements.

The Committee monitored the activities carried out by Internal and Independent Auditors, whether through periodic meetings, or review of reports issued. Accordingly, the Committee positively assesses the coverage and the quality of works performed by Internal and Independent Auditors, concerning the financial statements for the fiscal year ended December 31, 2024.

During the performance of works, the Committee did not identify any situation that could affect the objectivity and independence of BDO RCS Auditores Independentes concerning SABESP. Therefore, according to the Audit Committee’s Charter, the Committee informs the Board of Directors that it is not aware of any type of relationship with BDO RCS regarding SABESP that may have affected its independence in performing the independent audit of the financial statements for the fiscal year ended December 31, 2024.

Additionally, the Committee did not identify any significant divergence between Sabesp’s Management, BDO RCS, and the Audit Committee regarding Sabesp’s 2024 Financial Statements.

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Companhia de Saneamento Básico do Estado de São Paulo –SABESP SUMMARIZED ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE - 2024

6.	INTERNAL AUDIT’S STRUCTURE ADEQUACY AND BUDGET

The Audit Committee assessed the structure and budget of the Internal Audit, which were considered appropriate for the performance of its activities. Such assessment was performed under Article 23 of the Novo Mercado Regulation.

7.	EVALUATION OF THE QUALITY OF THE FINANCIAL STATEMENTS

Management is responsible for defining and implementing the information systems that produce Sabesp’s financial statements, under Brazilian Corporation Law, accounting practices, standards issued by the Brazilian Securities Exchange Commission (CVM), and International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and, for being listed on the New York Stock Exchange (NYSE), compliance with the standards issued by the U.S. Securities and Exchange Commission - SEC, and the Sarbanes-Oxley Act.

The Committee held meetings on several occasions with those in charge of the accounting department to analyze the procedures, which involved the process of drawing up the financial statements for the fiscal year ended December 31, 2024, as well as the respective quarterly information.

Finally, it discussed with independent auditors the results of works and their conclusions on the auditing of the referred financial statements, whose report is unqualified. The main issues discussed also referred to the accounting practices adopted in Brazil, as well as recommendations and other notes on internal controls and the presentation of the financial statements.

The Committee verified that the financial statements are appropriate concerning the accounting practices and Brazilian Corporation Law, as well as the standards issued by the Brazilian Securities and Exchange Commission (CVM) and International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and the standards issued by SEC and the Sarbanes-Oxley Act.

8.	CONCLUSIONS

The Committee’s opinions and judgments rely on information provided by Sabesp, especially from Management and other leaders from the Accounting, Legal, Internal Audit, Compliance, and Risk Management areas, as well as others potentially involved, in addition to the Independent Auditors. The Committee considers that all relevant issues it took cognizance of were fairly reported in the Financial Statements for the year ended December 31, 2024, accompanied by the Unqualified Independent Auditor’s Report. Therefore, the Committee advises the Board of Directors to approve the aforementioned audited Financial Statements.

São Paulo, March 24, 2025.

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Companhia de Saneamento Básico do Estado de São Paulo –SABESP SUMMARIZED ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE - 2024

Mateus Affonso Bandeira Coordinator	Gustavo Rocha Gattass Member
Eduardo Person Pardini Member	Saulo de Tarso Alves de Lara Member

F-127

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 6, 2025

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.